株式会社新生銀行
〒100-8501 東京都千代田区内幸町2-1-8
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku Tokyo 100-8501 Japan

File No. 82-34775
September 3, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated January 10, 2007 (Attached hereto as Exhibit A-1)
(2) Press release dated January 16, 2007 (Attached hereto as Exhibit A-2)
(3) Press release dated January 16, 2007 (Attached hereto as Exhibit A-3)
(4) Press release dated January 17, 2007 (Attached hereto as Exhibit A-4)
(5) Press release dated January 23, 2007 (Attached hereto as Exhibit A-5)
(6) Press release dated January 23, 2007 (Attached hereto as Exhibit A-6)
(7) Press release dated January 30, 2007 (Attached hereto as Exhibit A-7)
(8) Press release dated February 1, 2007 (Attached hereto as Exhibit A-8)
(9) Press release dated February 2, 2007 (Attached hereto as Exhibit A-9)
(10) Press release dated February 6, 2007 (Attached hereto as Exhibit A-10)
(11) Press release dated February 6, 2007 (Attached hereto as Exhibit A-11)
(12) Press release dated February 13, 2007 (Attached hereto as Exhibit A-12)
(13) Press release dated February 21, 2007 (Attached hereto as Exhibit A-13)
(14) Press release dated February 22, 2007 (Attached hereto as Exhibit A-14)
(15) Press release dated February 22, 2007 (Attached hereto as Exhibit A-15)
(16) Press release dated February 23, 2007 (Attached hereto as Exhibit A-16)
(17) Press release dated February 27, 2007 (Attached hereto as Exhibit A-17)
(18) Press release dated February 28, 2007 (Attached hereto as Exhibit A-18)
(19) Press release dated March 1, 2007 (Attached hereto as Exhibit A-19)
(20) Press release dated March 14, 2007 (Attached hereto as Exhibit A-20)
(21) Press release dated March 14, 2007 (Attached hereto as Exhibit A-21)
(22) Press release dated March 23, 2007 (Attached hereto as Exhibit A-22)
(23) Press release dated March 23, 2007 (Attached hereto as Exhibit A-23)
(24) Press release dated March 26, 2007 (Attached hereto as Exhibit A-24)
(25) Press release dated March 26, 2007 (Attached hereto as Exhibit A-25)
(26) Press release dated March 28, 2007 (Attached hereto as Exhibit A-27)
(27) Press release dated March 30, 2007 (Attached hereto as Exhibit A-28)

B. Japanese Language Documents

(1) Press release dated January 10, 2007 (English translation attached hereto as Exhibit B-1)
(2) Press release dated January 16, 2007 (English translation attached hereto as Exhibit B-2)
(3) Press release dated January 16, 2007 (English translation attached hereto as Exhibit B-3)
(4) Press release dated January 17, 2007 (English translation attached hereto as Exhibit B-4)

(5) Press release dated January 23, 2007 (English translation attached hereto as Exhibit B-5)
(6) Press release dated January 23, 2007 (English translation attached hereto as Exhibit B-6)
(7) Press release dated January 30, 2007 (English translation attached hereto as Exhibit B-7)
(8) Press release dated February 1, 2007 (English translation attached hereto as Exhibit B-8)
(9) Press release dated February 2, 2007 (English translation attached hereto as Exhibit B-9)
(10) Press release dated February 6, 2007 (English translation attached hereto as Exhibit B-10)
(11) Press release dated February 6, 2007 (English translation attached hereto as Exhibit B-11)
(12) Press release dated February 13, 2007 (English translation attached hereto as Exhibit B-12)
(13) Press release dated February 21, 2007 (English translation attached hereto as Exhibit B-13)
(14) Press release dated February 22, 2007 (English translation attached hereto as Exhibit B-14)
(15) Press release dated February 22, 2007 (English translation attached hereto as Exhibit B-15)
(16) Press release dated February 23, 2007 (English translation attached hereto as Exhibit B-16)
(17) Press release dated February 27, 2007 (English translation attached hereto as Exhibit B-17)
(18) Press release dated February 28, 2007 (English translation attached hereto as Exhibit B-18)
(19) Press release dated March 1, 2007 (English translation attached hereto as Exhibit B-19)
(20) Press release dated March 14, 2007 (English translation attached hereto as Exhibit B-20)
(21) Press release dated March 14, 2007 (English translation attached hereto as Exhibit B-21)
(22) Press release dated March 23, 2007 (English translation attached hereto as Exhibit B-22)
(23) Press release dated March 23, 2007 (English translation attached hereto as Exhibit B-23)
(24) Press release dated March 26, 2007 (English translation attached hereto as Exhibit B-24)
(25) Press release dated March 26, 2007 (English translation attached hereto as Exhibit B-25)
(26) Press release dated March 28, 2007 (English translation attached hereto as Exhibit B-26)
(27) Press release dated March 30, 2007 (English translation attached hereto as Exhibit B-28)

C. Japanese Language Documents

Brief descriptions of the documents for which no English language version has been prepared are set forth in Annex A hereto.

Very truly yours,
Shinsei Bank, Limited

By Kazuko Noritomi

Name: Kazuko Noritomi
Title: General Manager
Group Investor Relations Division

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Wednesday, January 10, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective January 10, 2007.

	New Position	Former Position
Hirotaka Terai	Senior Managing Executive Officer, Head of Retail Banking Group	Deputy Head of Retail Banking Group
Satoru Katayama	Retirement	Senior Managing Executive Officer, Head or Retail Banking Group

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces APLUS' Revision of Financial Forecast for the Fiscal Year 2006

Tokyo (Tuesday, January 16, 2007) --- Please be informed that APLUS Co., Ltd. ("APLUS"), a subsidiary of Shinsei Bank, today announced its revision of financial forecast for fiscal year 2006 ending March 31, 2007. (attachment 1)

APLUS has also released today the following related announcements:

- Transformation of the Business Model (attachment 2)
- APLUS Offers Voluntary Early Retirement Program (attachment 3)
- APLUS Announces Organizational Changes (attachment 4)

The attachments are the English translation of the material originally prepared in the Japanese language by APLUS.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Attachment 1

January 16, 2007

For Immediate Release

Company name: APLUS Co., Ltd.
Representative: Teruaki Yamamoto, President
(Code: 8589 OSE First Section)
Address: 1-9, Minami-senba 4-Chome
Chuo-ku, Osaka City
Inquiry to: Satoshi Noguchi
Managing Executive Officer
and Chief Finance Officer
TEL: (03) 5229-3735 (Direct)

APLUS Announces Posting Extraordinary Losses and a Revision to the Forecast Results for the Fiscal Year Ending March 31, 2007

(January 16, 2007) APLUS today announced the posting of a significant level of extraordinary losses and the revision, as follows, of the forecast results for the fiscal year ending March 31 2007 (from April 1, 2006 to March 31, 2007), as compared to those that were announced on November 15, 2006.

1. Posting of Additional Extraordinary Losses

APLUS will be posting additional extraordinary losses of 9.5 billion yen this fiscal year as a result of a series of measures to be taken as detailed in the press releases "Transformation of the Business Model", "APLUS announces Organizational Changes", and "APLUS Offers Voluntary Early Retirement Program" which were separately announced today. These measures will lead to the posting of the following extraordinary losses (on a consolidated basis): severance payment premium of 5.5 billion yen for employees retiring voluntarily, estimated losses of 2.9 billion yen for further settlement of bad debts, and 1.1 billion yen for consolidation of branches/operation centers. As a result, a total extraordinary loss of 10.9 billion yen is estimated for FY2006.

2. Earnings Forecast Revision for the Fiscal Year Ending March 31, 2007

(1)Non Consolidated Basis (Unit: billion yen)

	Operating Revenue	Ordinary Income	Net Income
Previously announced forecast (A)	103.0	5.0	1.5
Current revised forecast (B)	102.5	(11.2)	(23.7)
Change (B) – (A)	(0.5)	(16.2)	(25.2)
Rate of difference	(0.5%)	-	-
Reference: Period ended March 2006 (6 month period)	51.3	7.6	8.0
Reference: Period ended September 2005 (6 month period)	49.3	6.1	7.5

(2)Consolidated Basis (Unit: billion yen)

	Operating Revenue	Ordinary Income	Net Income
Previously announced forecast (A)	114.0	5.0	1.5
Current revised forecast (B)	113.4	(12.2)	(25.2)
Change (B) – (A)	(0.6)	(17.2)	(26.7)
Rate of difference	(0.5%)	-	-
Reference: Period ended March 2006 (6 month period)	51.7	8.1	8.3
Reference: Period ended September 2005 (6 month period)	49.5	6.4	8.0

3. **Explanation for the Revision (Consolidated and non-consolidated basis)**

We have been controlling outstanding loans in order to strictly observe credit criteria for the purpose of increasing asset quality. As a result, outstanding loans have shown more sluggish growth than expected and the operating revenue for this fiscal year is likely to decrease by 0.5 billion yen on a non-consolidated basis and 0.6 billion yen on a consolidated basis. Expenses are expected to increase by 15.7 billion yen on a non-consolidated basis and 16.6 billion yen on a consolidated basis due to stricter credit criteria and an increase in overdue loans resulting in higher loan loss provisions, and to additional reserves to cover possible losses on reimbursements of excess interest payments. The net loss for this fiscal year is estimated to be 23.7 billion yen on a non-consolidated basis and 25.2 billion yen on a

consolidated basis mainly due to the extraordinary losses and increased provisions for loan losses explained above.

Detail of revised forecast (consolidated basis) (Unit: billions of yen)

	Operating Revenue		Ordinary Income		Net Income
Previously announced forecast (2006/11/15)	114.0		5.0		1.5
(Factors in revision)					
Decrease in revenue	(0.6)	→	(0.6)	→	(0.6)
Increase in expenses			(16.6)	→	(16.6)
Increase in reserves			(8.3)	→	(8.3)
Reserve for reimbursement for excess interest repayments *			(7.8)	→	(7.8)
Increase on SG&A & Other			(0.5)	→	(0.5)
Increase on extraordinary losses					(9.5)
Severance					(5.5)
Further settlement of bad debt					(2.9)
Organization reform & Other					(1.1)
Revised forecast (2007/1/16)	113.4		(12.2)		(25.2)

* The details of reserve for reimbursement of excess interest payments are the follows;

(Unit: billions of yen)

	1st Half	2nd Half	Total
Before Revision	2.3	1.2	3.5
Revision	-	7.8	7.8
Revised Forecast	2.3	9.0	11.3

The forecast results stated in this material were prepared based on information available as of the announcement date. Final results may vary from the forecast figures due to various factors.

(End)

Attachment 2

January 16, 2007

To All Concerned

Company Name: APLUS Co., Ltd.
Representative: Teruaki Yamamoto, President
(Code: 8589 OSE First Section)
Address: 1-9, Minami-senba 4-Chome
Chuo-ku, Osaka City
Inquiry to: Hirotaka Mizoguchi
General Manager
Corporate Strategy Department
TEL (03)5229-3702(Direct)

Transformation of the Business Model

(January 16, 2007) APLUS Co., Ltd. (APLUS) resolved to implement its business transformation plan in a meeting of the Board of Directors held today.

1. Brief Overview of the Business Transformation Program

Upholding our vision to "Enhance the value of customers, employees and shareholders and become a most efficient and effective financial service company", APLUS has been striving to establish a new business model. The abolition of grey zone interest rates due to the enactment of the revised Law Concerning Regulations on Money Lending Business (Money Lenders Law) and the tightening of regulations based on the Law Concerning Specified Commercial Transactions (*Tokutei Shou-torihiki Hou)* has dramatically changed the environment surrounding consumer credit companies since last year. In order to respond swiftly and decisively to this situation, APLUS has decided to accelerate its efforts to execute a fundamental business transformation.

Specifically, APLUS will optimize the organization at its head-quarters, consolidate branches and offer incentives for voluntary retirement to reduce staff by around 750 employees during the current fiscal year. Simultaneously, APLUS will dispose of non-performing loans and book additional reserves to cover possible losses on reimbursements of excess interest payments. APLUS will make an allocation of new shares to a third party, which is expected to be Shinsei Bank, to strengthen its balance sheet. The allocation of new shares to a third party is currently under discussion and APLUS will provide more details on this as soon as the matter is finalized.

Adopting the concepts "Customer-Centric", "Equal Partnership" and "Frontline First", from FY2007 onwards, APLUS will focus on a new business model, on the transformation of its earnings structure and aim to return to sound profitable growth.

APLUS has three main strengths, namely, (1) Shopping and Credit Card Platform, (2) Servicing: credit review and management, collection of payment operations (3) Shinsei Group Technology and Network. While making use of these strengths, APLUS will focus on ①Structural reform of main business lines following the amended Money Lenders Law/tightened regulations, ②Stronger investment in mutually profitable merchant relationships, and ③ Business expansion via new products/services and business partnerships.

In carrying out this business transformation, APLUS will also uphold the concepts of: "Speed" (readiness) and "Straight" (fairness). As a result of the transformation, APLUS will strive to further grow into a leading retail finance company equipped with the highest levels of compliance, financial base and asset quality in the industry.

1. Details of the Business Transformation

(1) Drastic revision of the cost structure

Firstly, APLUS will drastically revise its cost structure by reducing expenses and curbing credit costs. Most of the specific measures will be implemented during the current fiscal year, and we will benefit from the effects of cost reductions from FY2007 onwards.

① Reduction of Expenses

APLUS will thoroughly review its infrastructure. Regarding personnel and non-personnel expenses, APLUS will improve its ratio of non-consolidated expenses to operating revenue (which is expected to be 58% in fiscal year 2006) and will target an improvement of over 5 percentage points by FY2009.

(i) Slimmer and flatter divisional structure

As of today, APLUS has shifted to a slimmer and flatter divisional structure by eliminating overlapping operations or outsourcing from a "Frontline First" perspective. Consequently, the number of departments/offices will be reduced from 39 to 22.

(ii) Consolidation of Centers

APLUS has twelve Operation Centers that serve as a back office for business promotion including accepting applications and issuing credit cards across Japan. However, APLUS will reduce the number of Operation Centers to ten by June 2007. Subsequently, APLUS will consider and execute further consolidation by driving IT activities forward and slimming down operations.

(iii) Reduction of Personnel Cost

As APLUS implements the above-mentioned measures and review of branches, it will also offer early voluntary retirement to reduce staff by about 750 employees during FY2006. Accordingly, non-consolidated personnel expenses are expected to reduce by about 5 billion yen per year from FY2007 onwards.

② Curb on Credit Costs

Since December 2006, APLUS has adopted stricter credit criteria and strengthened human resources at its collection department. APLUS is putting a new risk management tool into place and will seek to accumulate higher-quality assets going forward. Moreover, APLUS will make loan-loss reserve criteria stricter and build up a considerable amount of loan -loss reserves in order to cover the impact of an expected credit crunch. As a result, we target lower loan-loss reserves from FY2008 onwards.

With regards to the reimbursement of excess interest payments, we expect the increasing trend observed during the end of last year to continue and, based on the amended law that was passed by the Japanese government in December, 2006, APLUS has adopted much more conservative provisioning estimates. As a result, a substantial reserve for expected losses of reimbursements of excess interest payments is to be recorded.

(2) Reformation of the Business Model and Revenue Structure

APLUS will focus on reforming its business model and revenue structure. While APLUS makes a drastic review of its core business lines - shopping credit business and consumer finance business - APLUS will also make efforts to expand its other business lines. To this end, while APLUS restructures the Business Promotion Group and reinforces the marketing function by setting up the Marketing Group as of today, it will move into a more intensive and effective business promotion service system by consolidating its branches; reducing the current 70 branches to 25 branches and 14 sub-branches by the end of the current fiscal year.

① Structural Reform of the Main Businesses Following the Amended Money Lenders Law

APLUS is focusing its operational and organizational management on being "Customer-Centric". In the shopping credit business, APLUS will place member merchants under much stricter control considering the tightening of regulations based on the Law Concerning Specified Commercial Transactions. APLUS will enhance relationships with member merchants who provide stability and trustworthy products and services.

In the consumer finance business and as a countermeasure to the impending decrease in the maximum lending rate for consumer loans expected to take effect in three years' time under the revised Money Lenders Law, APLUS is planning to gradually reduce interest rates on its credit card cashing and loan cards over the next two years. Above all, for new customers, APLUS will introduce membership screening and credit line management by adopting a new risk management system in March 2007, and reduce the applied interest rates from FY2007 onwards.

② Strengthen Relationships with Mutually Valuable Partners

In order to retain sound and sustainable relationships, APLUS will review transaction terms and conditions with existing member merchants and eliminate unprofitable member merchant relationships. We will also implement marketing efforts targeted at business partners to expand alliance business. At the same time, APLUS will deepen relationships with member business partners through continuously monitoring the status of transactions and always managing mutually profitable relationships.

③ Business Expansion via New Products/Services, New Partners

For the next three years, APLUS will grow its strategic business by providing competitive new products/services, deepening existing relationships and newly acquiring partnerships with leading blue-chip companies. Specifically, APLUS will aggressively engage in the loan guarantee market aligning itself with Shinsei Bank and other local banks nationwide. In the meantime, APLUS will further broaden its solution business base, focusing on growth businesses and industries. In addition, APLUS will capitalize on its strengths and will emphasize expanding its receivables-collection business and providing auto loans to credit card members.

(3) Cultural Reform

The transformation of APLUS' internal culture will be driven forward. More specifically, in addition to the above-mentioned "Customer-Centric" and "Equal Partnership" approach to member merchants and business partners, APLUS will reinforce the company-wide concept of "Frontline First" that places top priority on the frontline (business promotion, collection, etc.), defined as any activity which is in direct contact with customers, member merchants and business partners.

Based on the three concepts - "Customer-Centric", "Equal Partnership", and "Frontline First" - APLUS will strive to swiftly drive this transformation forward. Moreover, APLUS will be more focused than ever on compliance and will make a clear contribution to enhancing the "lifestyle" of Shinsei Bank Group's 10 million customers. On the personnel front, APLUS will provide employee welfare and focus on employees' professionalism, capability and performance while actively promoting young talent.

2. Business Forecast

APLUS plans to extend its early retirement plan during the current fiscal year, provide for additional reserves for expected losses on reimbursements of excess interest payments, and provision for costs related to non-performing loans. This will result in total costs of 26.1 billion yen, including other operating costs and extraordinary expenses, and a net loss of 25.2 billion yen in fiscal year 2006.

Management has accepted responsibility for the substantially negative business result during the first half of the current fiscal year and for the full-year negative result outlook. Steps have been taken to reduce the fulltime Executive Officers' and Executive Officer-Vice President's remuneration by 15% -30% during the second half of this fiscal year.

APLUS is well positioned and determined to become profitable from fiscal year 2007 and beyond and is targeting ordinary income and net profit of between 12 and 16 billion yen by fiscal year 2009 following the business transformation described above.

Other releases announced today in relation to this release

① APLUS Offers Voluntary Early Retirement Program

② APLUS Announces Posting Extraordinary Losses and a Revision to the Forecast Results for the Fiscal Year Ending March 31, 2007

③ APLUS Announces Organizational Changes

(End)

Attachment 3

January 16, 2007

For Immediate Release

Company Name:	APLUS Co., Ltd.
Representative:	Teruaki Yamamoto, President (Code: 8589 OSE First Section)
Address:	1-9, Minami-senba 4-Chome Chuo-ku, Osaka City
Inquiry to:	Hirotaka Mizoguchi General Manager Corporate Strategy Department TEL (03)5229-3702(Direct)

APLUS Offers Voluntary Early Retirement Program

(January 16, 2007) APLUS Co., Ltd. today announces that its Board of Directors resolved to offer a voluntary early retirement program to its employees as follows:

1. Reasons for offering a voluntary early retirement program

APLUS Co., Ltd. will implement fundamental management reform, including cost structure reform and a business review, in light of the changes in market conditions in the industry. These changes include the decrease of the ceiling on consumer loan interest rates due to the revision of the "Law Concerning Regulations etc., on Money Lending Business", and stricter supervision of member merchants required under the "Law concerning Specified Commercial Transactions (*Tokutei Shou-torihiki Hou*)". As one of the measures to respond to this business environment, we will offer our employees voluntary early retirement

(1)	Number of people:	Approximately 750 employees (Number of permanent employees as of the end of December 2006: 1970)
(2)	Subject employees:	Regular employees between 30 years old and 58 years old, inclusive
(3)	Offering Period:	From January 29, 2007 to March 20, 2007
(4)	Retirement date:	March 31, 2007
(5)	Preferential treatment:	①Payment of premium severance pay in addition to ordinary retirement benefits. ②Support measures for those who wish to find another job

2. Financial Impact.

The number of employees subject to this offer accounts for approximately 38% of our company's regular employees as of December 2006. If the estimated number of employees, who are offered voluntary early retirement, apply for this program, we expect to post approximately 5 billion yen in extraordinary losses resulting from premium severance payments, etc. for fiscal year 2006. As a result, we have published today a revision to the forecast results for fiscal year 2006.

With respect to personnel expenses, following this offer we expect a decrease of approximately 5 billion yen per year on a non-consolidated basis from fiscal year 2007 onwards.

※ (Reference) Revised earnings forecast for Fiscal Year ending March 31, 2007 (Non-consolidated basis)

(Unit: billion yen)

	Operating Revenue	Ordinary Income	Net Income
Previously announced forecast (A)	103.0	5.0	1.5
Current revised forecast (B)	102.5	(11.2)	(23.7)
Change (B) – (A)	(0.5)	(16.2)	(25.2)
Rate of difference	(0.5%)	-	-
Reference: Period ended March 2006 (6 month period)	51.3	7.6	8.0
Reference: Period ended September 2005 (6 month period)	49.3	6.1	7.5

(End)

This is an English translation of a Japanese document

Attachment 4

January 16, 2007

For Immediate Release

Company Name:	APLUS Co., Ltd.
Representative:	Teruaki Yamamoto, President (Code: 8589 OSE First Section)
Address:	1-9, Minami-senba 4-Chome Chuo-ku, Osaka City
Inquiry to:	Hirotaka Mizoguchi General Manager Corporate Strategy Department TEL (03)5229-3702(Direct)

APLUS Announces Organizational Changes

(January 16, 2007) APLUS Co., Ltd. today announces that it has implemented the following organizational changes at its Headquarters effective January 16, 2007.

1. Purpose of the Organizational Changes
   (1) To strengthen sales and marketing capabilities
   (2) To scale down and flatten the Headquarters functions through integration and consolidation

2. Outline of the Organizational Changes
   (1) Reorganization of the Business Promotion Group
      ① Dissolve the "Business Promotion Division and Product Management Division", and transfer the functions of the Product Management Division to the newly-established "Marketing Group".
      ② Establish the "Business Promotion Division I", "Business Promotion Division II", and "Strategic Business Promotion Division" under the Business Promotion Group, and reorganize related departments within the group.
   (2) Establish the "Marketing Group" and reorganize related departments.
      ① Integrate functions of the Marketing Department and the Product Management Division, and establish the "Marketing Group".
      ② Consolidate departments in the Product Management Division, and reorganize them into the "Product Department".
      ③ Establish the "New Business Development Office" in the Marketing Department.
   (3) Reorganize the Credit Risk Management Group
      ① Consolidate departments in the Credit Risk Management Group, and reorganize them into the "Credit Risk Management Department".
      ② Transfer select functions of the Customer Service Department in the Credit Risk Management Group to the newly-established "Operation Management Group".
   (4) Reorganize the Operation Administration Division into the "Operation Administration Group".
      • Transfer select functions of the Customer Sales Department and the Customer Service Department to the Operations Administration Group.

(5) Reorganize other departments in the Headquarters

- Integrate the Treasury Department, the Accounting Department, and the Management Accounting Department and reorganize them into the "Finance Department".

3. Organization chart

For details, refer to the attached.

(End)

Attached

After Organizational Reform

Organization Chart

Revised on January 16, 2007


Statutory Auditor
Statutory Auditors Committee
Business Audit Committee
Shareholders' Meeting
Board of Directors
President
Executive Committee
Compliance Committee
Credit Administration Committee
ALM Committee
New Business/Product Committee
HR Committee
Reward & Punishment Committee
Finance Group
Finance Dept.
Business Promotion Group
Business Planning Dept.
Business Promotion Division I
Branch Sales Dept.
Operation site (Branch/Business Office)
Business Promotion I
Business Promotion II
Business Promotion III
Business Promotion Division II
Head Office Business Promotion Dept.
Strategic Business Promotion Division
Solution/Guarantee Business Dept.
Marketing Group
Marketing Dept.
New Business Development Office
Product Management Dept.
Credit Risk Management Group
Credit Risk Management Dept.
IT Group
Information Technology Dept.
BMW Loan Center
HR Group
Human Resources Dept.
Operation Administration Group
Operation Administration Dept
Credit Operation Center
Tokyo Credit Operation Center
Operation Center
Card Operation Center
Outbound Center
Customer Counseling Office
Collection Dept.
Call Center
Collection Center
Corporate Strategy Dept.
General Administration Dept.
Compliance Administration Dept.
Personal Information Administration Office
Internal Audit Dept.

Operation Center(Nagahori Operation Center, Production Center)

22 Groups

INFORMATION

SHINSEI BANK

For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Revises Consolidated Financial Forecast for Fiscal Year 2006
APLUS Business Transformation Announced
Capital Support to APLUS Planned

Tokyo (January 16, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that it has revised downwards its consolidated reported net income forecast for fiscal year 2006 from 76 billion yen to 40 billion yen. No revision is being made to the non-consolidated reported net income forecast for fiscal year 2006 which remains unchanged at 75 billion yen.

The revision in Shinsei Bank's financial forecast has been necessitated by increases in reserves for possible losses on reimbursements of excess interest payments, higher credit reserves and restructuring costs relating to its consumer finance business[1].

"It is essential that we respond quickly and decisively to the significant changes taking place in the consumer finance industry through prudent provisioning and by accelerating the transformation process that ensures the viability and profitability of this business going forward" said Mr. Thierry Porté, President and Chief Executive Officer of Shinsei Bank.

Numerous legal and regulatory developments including changes in legislation promulgated on December 20, 2006, that will lower the ceiling on consumer loan interest rates by the year 2010, are having a significant impact on the consumer finance industry and on the manner in which this business will be conducted in the future.

In response to these changes, APLUS Co., Ltd ("APLUS") a 68.9% owned subsidiary of Shinsei Bank, today announced a major business transformation program. Shinsei Bank believes that the measures that APLUS has announced will enable the subsidiary to return to profitability in fiscal year 2007 and to achieve profitable growth thereafter. Furthermore, Shinsei Bank remains committed to delivering sustainable long-term profitable growth through its three pillar business strategy which includes Consumer and Commercial Finance. Consequently, Shinsei Bank is planning to provide APLUS with additional capital to support its transformation program.

Recent trends in market data, the application of a provisioning policy that ensures that reserves for possible losses on reimbursements of excess interest payments are prudent with respect to recent changes in legislation, as well as the transformation program announced today by APLUS, have led Shinsei Bank and APLUS to revise their financial forecasts for fiscal year 2006.

[1]Shinsei Bank's consumer finance business encompasses it's 68.9% owned subsidiary APLUS Co. Ltd which, in turn owns 97.3% of Zen-Nichi Shinpan, and its 36.4% stake in equity-method affiliate Shinki Co., Ltd.

APLUS has revised its consolidated net income forecast for fiscal year 2006 from 1.5 billion yen to a consolidated net loss of 25.2 billion yen. This reflects 26.1 billion yen of costs associated with increases in reserves for loan losses and for possible losses on reimbursements of excess interest payments as well as extraordinary expenses from payments for voluntarily retiring employees and other restructuring costs. These costs are expected to be non-recurring in nature.

Shinsei Bank is also currently assessing together with its external auditors the additional impact on the consolidated and non-consolidated financials of both Shinsei Bank and APLUS on account of impairment of investments in subsidiaries/affiliate and of goodwill and other intangibles. The Bank will release details of any such additional impact in a timely and appropriate manner.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Wednesday, January 17, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective January 17, 2007.

	New Position	Former Position
Hirotaka Terai	Senior Managing Executive Officer, Head of Retail Banking Group, Chief Operating Officer of Retail Banking Group, GM of Retail Products Division, and GM of Customer Advocacy Division	Senior Managing Executive Officer, Head of Retail Banking Group

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Tuesday, January 23, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective January 29, 2007.

	New Position	Former Position
Hirotaka Terai	Senior Managing Executive Officer, Head of Retail Banking Group, Chief Operating Officer of Retail Banking Group, GM of Retail Products Division, GM of Customer Advocacy Division, and GM of Marketing Division	Senior Managing Executive Officer, Head of Retail Banking Group, Chief Operating Officer of Retail Banking Group, GM of Retail Products Division, and GM of Customer Advocacy Division

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Tuesday, January 23, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes:

1. Organizational Changes

Office of Brand Management ("OBM") will be newly established in the Corporate Affairs Group. OBM shall have a responsibility for supervising the corporate brand for the Bank group as a whole.

2. Effective Date

January 29, 2007

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Press Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Reports Financial Results for First Nine Months of Fiscal Year 2006

Tokyo (Tuesday, January 30, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today reported its financial results for the first nine months of fiscal year 2006 ended December 31, 2006.

"Our results for the first nine months of this fiscal year have been significantly impacted by the current situation affecting the consumer finance industry" said Mr. Thierry Porté, President and Chief Executive Officer of Shinsei Bank. "We have responded quickly and decisively to these changes through a number of major measures, including prudent provisioning and by accelerating the transformation process that ensures the viability and profitability of this business from fiscal year 2007 onwards."

Financial Overview: First Nine Months of Fiscal Year 2006
(All figures compared to the first nine months of Fiscal Year 2005)

- **Revenue grew 12.2 billion yen or 6.0% to 215.7 billion yen**
- **Ordinary business profit increased 1.1 billion yen or 1.1% to 103.2 billion yen**
- **Net income declined 12.5 billion yen to 47.1 billion yen[1]. Cash basis net income declined 17.8 billion yen to 60.1 billion yen**
- **Cash basis diluted EPS of 30.98 yen**
- **Return on assets 0.6%; on a cash basis 0.8%**
- **Return on equity (diluted) 7.8%; on a cash basis 9.9%**
- **Return on tangible equity 14.7%**
- **Expense-to-revenue ratio was 52.1% compared to 49.8% a year ago**
- **Non-performing loans (non-consolidated) decreased 19.8 billion yen to 22.7 billion yen, representing 0.5% of total claims outstanding**

---

[1] Net income (excluding non-recurring costs in consumer finance businesses) increased 4.8 billion yen or 8.1% to 64.5 billion yen. The non-recurring costs refer to impact of costs for possible losses on reimbursements of excess payments in APLUS Co., Ltd. (11.2 billion yen) and Shinsei Bank's equity in the non-consolidated net loss of Shinki Co., Ltd., an equity-method affiliate, net of consolidation adjustments (6.0 billion yen). Excluding these non-recurring costs, return on assets was 0.8% and return on equity was 9.6% for the nine months ended December 31, 2006.

Key Highlights: First Nine Months of Fiscal Year 2006

- On November 14, 2006, Shinsei Bank concluded an important partnership with UTI Asset Management Company Pvt., Ltd., ("UTI") for the management and distribution of off-shore funds invested in Indian securities. UTI is the oldest and largest mutual fund company in India with 375 billion Indian Rupees (approximately one-trillion yen) in assets under management and 12% market share in India's fast-growing mutual fund industry.

- On November 16, 2006, Shinsei Bank canceled 85 million Shinsei Bank common shares held as treasury stock. Canceling 85 million common shares reduced share count by 4.2% on a fully diluted basis.

- On December 6, 2006, Shinsei successfully completed the issuance of GBP 400 million Upper Tier 2 GBP Callable Perpetual Subordinated Notes. The notes bear an interest rate of Gilts +107bps and are callable after seven years.

- On January 16, 2007, Shinsei Bank revised its financial forecast for fiscal year 2006 due primarily to increases in reserves for possible losses on reimbursements of excess interest payments, higher credit reserves and restructuring costs relating to its consumer finance business.

1. Income Statement:

For the nine months ended December 31, 2006, Shinsei Bank reported total revenue of 215.7 billion yen, an increase of 12.2 billion yen, or 6.0%, as compared to the same period in the previous fiscal year.

Net interest income grew 13.6 billion yen, or 22.5%, to 74.1 billion yen due partly to an increase in interest-earning assets in all three strategic pillars (Institutional Banking, Consumer and Commercial Finance and Retail Banking).

Non-interest income, consisting of net fees and commissions, net trading income and net other business income, declined 1.3 billion yen, or 1.0%, to 141.6 billion yen. The primary factors causing a decline in non-interest income were lower upfront fees from retail banking's structured deposits and Shinsei Bank's equity in the non-consolidated net loss of equity-method affiliate, Shinki Co., Ltd.

("Shinki"). Shinki incurred a non-consolidated net loss of 17.1 billion yen, and Shinsei Bank's equity in such loss was 6.0 billion yen, net of consolidation adjustments, which is included in net other business income. Shinki's non-consolidated net loss was due primarily to provisions for potential losses from the reimbursement of excess interest payments and other related costs ("grey zone interest"). Declines in non-interest income caused by Shinsei Bank's equity in Shinki's net loss and other factors were largely offset by gains on the partial sale of Shinsei Bank's equity investment in an asset management company.

General and administrative expenses for the nine months ended December 31, 2006 were 112.5 billion yen, an increase of 11.0 billion yen, or 10.9%, as compared to the same period in the previous fiscal year. The increase is due mainly to increased product and customer support required for business expansion in all three business pillars as well as to the addition of expenses related to the newly acquired consumer finance company, Zen-Nichi Shinpan Co., Ltd., ("Zen-Nichi Shinpan").

Net credit costs were 19.6 billion yen for the nine months ended December 31, 2006, as compared to 22.8 billion yen for the same period in the previous fiscal year. The decrease in net credit costs was mainly attributable to net credit recoveries in Shinsei Bank (non-consolidated) of 9.3 billion yen. The decrease in net credit costs for the first nine months of this fiscal year were offset in part by higher credit provisions in APLUS relating primarily to delays in collection and provisions for grey zone interest.

Shinsei Bank's financial results for the nine months ended December 31, 2006 were impacted by provisions made by APLUS and Shinki for future possible losses on reimbursements of excess interest payments and loan losses in response to the changes in legislation as promulgated on December 20, 2006. These changes stipulate that consumer finance companies make provisions for possible losses on reimbursements of excess interest payments and loan losses related to consumer finance loans extended at interest rates in excess of the maximum interest rate prescribed in the Interest Rate Restriction Law. In response to these changes, APLUS (including Zen-Nichi Shinpan) made an additional provision and incurred other related costs of 11.2 billion yen, of which 1.3 billion yen is included in net credit costs and 9.9 billion yen is included in taxes and others. Shinki also made substantial provisions and incurred other related costs, but since Shinki is an equity-method accounted affiliate its provision affects our consolidated income statement at the revenue level, as discussed above.

The acquisition of majority stakes in APLUS, Showa Leasing and other consumer and commercial finance (CCF) companies resulted in the creation of goodwill and other intangibles. The amortization

of goodwill and other intangibles declined 5.5 billion yen to 15.4 billion yen for the nine months ended December 31, 2006 compared with the same period in the previous fiscal year. The amortization of goodwill and other intangibles relating to APLUS (including Zen-Nichi Shinpan) and Showa Leasing was 12.8 billion yen and 2.6 billion yen, respectively.

Taxes and others for the first nine months of fiscal year 2006 totaled 20.9 billion yen and mainly include minority interests in net income of subsidiaries and provisions for grey zone interest. For the nine months ended December 31, 2006, minority interests in net income of subsidiaries amounted to 12.5 billion yen and provisions of grey zone interest totaled 9.9 billion yen.

As a result, net income for the nine months ended December 31, 2006 amounted to 47.1 billion yen, a decline of 12.5 billion yen, compared with the same period in the previous fiscal year.

Cash Basis Net Income

Shinsei Bank also reports cash basis net income on a voluntary basis in order to provide greater transparency and understanding of its underlying performance. Cash basis net income is calculated by excluding amortization of goodwill and other intangibles, net of tax benefit, from net income under Japanese GAAP. The first nine months of this fiscal year included 12.9 billion yen of amortized goodwill and other intangibles, net of tax benefit, related to the acquisition of CCF companies. Consolidated cash basis net income for the period was 60.1 billion yen, compared to 77.9 billion yen a year ago. Cash basis diluted net income per share for the nine-month period of fiscal year 2006 was 30.98 yen, a decrease of 19.9%, compared to the same period last year.

2. Business Line Results

Shinsei Bank's three strategic business lines: Institutional Banking, Consumer and Commercial Finance and Retail Banking cover a broad range of businesses and customer segments which provide diversified revenues.

Institutional Banking

Shinsei's institutional banking business model seeks to diversify sources of income. In particular, Shinsei Bank has developed investment banking businesses that generate not only loan income but also fees, commissions, capital gains and other types of non-interest income. In the first nine months of fiscal year 2006, the Institutional Banking business earned revenue of 94.2 billion yen, 9.9% or 8.5 billion yen higher than the same period a year ago. The business made good progress in real estate finance, corporate lending, equity investments and in both the domestic and international credit trading business. General and administrative expenses for the period increased 3.5 billion yen to 33.1

billion yen, relating to expansion of the business. Net credit recoveries for the period of 14.2 billion yen are in part attributable to an improvement in the credit ratings of several obligors. As a result, ordinary business profit after net credit recoveries totaled 75.3 billion yen, a 17.3 billion yen increase over the same period last fiscal year.

Consumer and Commercial Finance

The Consumer and Commercial Finance business provides consumer finance, commercial finance and specialty property finance for both consumers and small businesses. This business has been built up through the acquisition of a number of subsidiaries which now form an integral part of the Shinsei Bank Group with a dedicated team providing operational and managerial direction to each subsidiary to leverage core competencies and intra-bank synergies. The business generated total revenue of 91.6 billion yen in the first nine months of fiscal year 2006. This is 2.4 billion yen higher than a year ago. General and administrative expenses increased 6.1 billion yen, partly due to expenses relating to Zen-Nichi Shinpan, a newly acquired subsidiary of APLUS.

The first nine months of fiscal year 2006 have been a challenging period for the Consumer and Commercial Finance business. Though Showa Leasing and the specialty property businesses posted good results during the period, the additional provision requirements following recent regulatory changes affecting the consumer finance industry have affected the financial performance of consumer finance related subsidiary APLUS and affiliate Shinki. APLUS made additional "Grey Zone" provisions and other related costs of 11.2 billion yen and Shinki also made substantial provisions, as discussed earlier.

Net credit costs during the first nine months of fiscal year 2006 increased 8.0 billion yen to 31.5 billion yen largely due to delays in portfolio collection and to 1.3 billion yen of provisions for reserves for possible losses on reimbursements of excess interest payments at APLUS. The remaining 9.9 billion yen of provisions for reserves for possible losses on reimbursements of excess interest payments at APLUS which totaled 11.2 billion yen, is included in taxes and others. Ordinary business profit after net credit costs was 8.8 billion yen which was 11.6 billion yen lower than the same period a year ago.

Retail Banking

Shinsei's retail banking business provides a wide range of innovative financial products and services to a growing retail customer base. The Retail Banking customer base continues to grow at a significant rate, reaching over 1.9 million accounts as of the end of December 2006. In the first nine months of the fiscal year, Shinsei Bank added over 224,000 new *Powerflex* relationships. The Bank

continues to launch new products such as off-shore funds invested in Indian securities following the Bank's recent tie-up with UTI Asset Management.

During the period under review, savings and structured deposits continued to grow steadily but slower growth and spread compression on structured deposits impacted overall revenue growth. In the first nine months of fiscal year 2006, the business generated revenue of 27.3 billion yen, 5.3 billion yen lower than same period last year due to a decline in upfront income from structured deposits. The business earned 9.7 billion yen from structured deposits in the first nine months of this fiscal year, 5.6 billion yen lower than a year ago. Fees on asset management products and net-interest income continue to grow steadily. The ability to sell an increasingly diverse range of products is gradually contributing to more balanced and recurring revenue growth. The increase in general and administrative expenses of 2.4 billion yen to 28.5 billion yen relates to the full impact of retail banking facilities established in the prior year, increased investments in new technology systems and customer driven transaction activities. Ordinary business loss after net credit costs for the period was 1.2 billion yen as compared to an ordinary business profit of 6.2 billion yen a year ago.

ALM/Corporate/Other

ALM, Corporate and Other primarily includes results of corporate treasury activities, inter-company adjustments, and corporate level expenses. In the first nine months of this fiscal year ordinary business profit after net credit costs was 0.5 billion yen.

3. Balance Sheet:

Total loans and bills discounted balance increased to 4,977.0 billion yen at December 31, 2006 as compared to 4,087.5 billion yen as at March 31, 2006. In the nine months ended December 31, 2006, Shinsei achieved loan growth in all three business pillars. Corporate loans increased 3.6% to 2,955.6 billion yen, non-recourse real estate finance loans increased 53.4% to 707.6 billion yen, loans to retail customers, including lending to high net worth individuals, grew 18.4% to 584.6 billion yen and loans to consumer and commercial finance customers increased 14.7% to 428.2 billion yen.

Total deposits, including negotiable certificates of deposit, increased 987.4 billion yen, or 24.3%, to 5,059.2 billion yen at December 31, 2006, compared with March 31, 2006. The retail deposit balance, including high net worth individuals, grew 426.4 billion yen, or 13.7%, in the nine months ended December 31, 2006 as compared to March 31, 2006 and now exceeds 3.5 trillion yen. As a result, retail funding represented 68.0% of total customer deposits and debentures at December 31, 2006.

4. Non-performing Loans (non-consolidated):

Non-performing loans (NPLs) under the Financial Revitalization Law as of December 31, 2006, declined to 22.7 billion yen, a reduction of 19.8 billion yen, or 46.6%, as compared to the NPLs balance at March 31, 2006. The NPLs balance now represents 0.5% of total non-consolidated claims outstanding.

5. Fiscal Year 2006 Net Income Forecast:

In the fourth quarter of fiscal year 2006, Shinsei Bank's consumer finance businesses[1] plan to record incremental credit and restructuring expenses. In particular, as announced on January 16, 2007, APLUS plans to record costs associated with increases in loan losses of 8.3 billion yen, expenses related to voluntary retiring employees of 5.5 billion yen, costs of disposal of non-performing loans of 2.9 billion yen and other restructuring costs of 1.1 billion yen totaling 17.8 billion yen. As a result, Shinsei Bank's (consolidated basis) reported net income forecast for fiscal year 2006 is 40.0 billion yen.

Shinsei Bank is also currently assessing together with its external auditors the additional impact on the consolidated and non-consolidated financials of both Shinsei Bank and APLUS on account of impairment of investments in subsidiaries/affiliate and of goodwill and other intangibles. The Bank will release details of any such additional impact in a timely and appropriate manner.

---

[1] Shinsei Bank's consumer finance business encompasses it's 68.9% owned subsidiary APLUS Co. Ltd which, in turn owns 97.3% of Zen-Nichi Shinpan, and its 36.4% stake in equity-method affiliate Shinki Co., Ltd.

Financial Highlights - Consolidated

Results of Operations [1]

(Three months comparison)	Three months ended December 31, 2006 (3Q-FY2006) a	Three months ended December 31, 2005 (3Q-FY2005) b	Change a-b (%)	Three months ended September 30, 2006 (2Q-FY2006) c	Change a-c (%)
Net interest income	22.3	20.3	9.8%	27.1	(17.5)%
Net fees and commissions	13.2	12.7	4.5%	11.0	20.0%
Net trading income	3.3	8.3	(59.5)%	4.2	(20.1)%
Net other business income	38.1	31.5	21.1%	27.9	36.7%
Non-interest income	54.8	52.6	4.3%	43.2	26.9%
Total revenue [2]	77.2	72.9	5.8%	70.3	9.7%
General and administrative expenses [3]	36.7	34.7	5.9%	38.4	(4.2)%
Ordinary business profit (*jisshitsu gyomu jun-eki*) [2]	40.4	38.2	5.8%	31.9	26.5%
Net credit costs	14.4 [5]	8.2	74.1%	1.4	880.1%
Amortization of goodwill and other intangibles	4.9	6.2	(21.6)%	4.3	13.4%
Taxes and others	(12.8) [6]	(1.7)	650.4%	(6.5)	96.2%
Net income	8.2	21.9	(62.3)%	19.6	(57.8)%
Cash basis net income [4]	12.4	27.3	(54.4)%	23.1	(46.0)%

(Nine months comparison)	Nine months ended December 31, 2006	Nine months ended December 31, 2005	Change %	Six months ended September 30, 2006 (1H-FY2006)
Net interest income	74.1	60.5	22.5%	51.7
Fees and commissions	35.5	36.2	(1.9)%	22.2
Net trading income	14.6	21.1	(30.5)%	11.2
Other business income	91.4	85.6	6.7%	53.2
Non-interest income	141.6	143.0	(1.0)%	86.8
Total revenue [2]	215.7	203.5	6.0%	138.5
General and administrative expenses [3]	112.5	101.4	10.9%	75.7
Ordinary business profit (*jisshitsu gyomu jun-eki*) [2]	103.2	102.0	1.1%	62.8
Net credit costs	19.6 [7]	22.8	(14.0)%	5.2
Amortization of goodwill and other intangibles	15.4	20.9	(26.2)%	10.5
Taxes and others	(20.9) [8]	1.4	(1599.3)%	(8.1)
Net income	47.1	59.6	(21.0)%	38.8
Cash basis net income [4]	60.1	77.9	(22.8)%	47.6

(1) Certain prior period amounts have been reclassified to conform to current period presentation.
(2) Represents results based on management accounting basis.
(3) In our consolidated financial statements, amortization of goodwill and other intangibles is recorded in general and administrative expenses from fiscal year commenced on April 1, 2006.
(4) Excludes amortization of goodwill and other intangibles, net of tax benefit, related to the acquisition of consumer and commercial finance companies.
(5) Includes grey zone related costs of 0.4 billion yen for three months ended December 31, 2006.
(6) Includes grey zone related costs of 8.5 billion yen for three months ended December 31, 2006.
(7) Includes grey zone related costs of 1.3 billion yen for nine months ended December 31, 2006.
(8) Includes grey zone related costs of 9.9 billion yen for nine months ended December 31, 2006.

Selected Balance Sheet Data

(billions of yen)

	As of December 31, 2006 a	As of September 30, 2006 b	Change Amount a-b	Change %	As of Mar. 31, 2006 c	Change Amount a-c	Change %
Securities	1,880.0	1,771.7	108.3	6.1%	1,494.4	385.6	25.8%
Loans and bills discounted	4,977.0	4,781.4	195.6	4.1%	4,087.5	889.5	21.8%
Leased assets and installment receivables [9]	828.2	835.4	(7.2)	(0.9)%	825.0	3.2	0.4%
Other intangibles [10]	62.0	63.8	(1.8)	(2.8)%	68.1	(6.1)	(9.0)%
Goodwill, net	216.2	219.4	(3.2)	(1.5)%	226.6	(10.4)	(4.6)%
Customers' liabilities for acceptances and guarantees	773.8	789.4	(15.6)	(2.0)%	813.4	(39.6)	(4.9)%
Total assets	10,989.6	10,433.6	556.0	5.3%	9,405.0	1,584.6	16.8%
Deposits (including Negotiable Certificates of Deposit)	5,059.2	4,945.7	113.5	2.3%	4,071.7	987.5	24.3%
Debentures and corporate bonds	1,112.6	1,059.5	53.1	5.0%	1,316.9	(204.3)	(15.5)%
Borrowed money	1,139.2	1,213.9	(74.7)	(6.2)%	1,205.7	(66.5)	(5.5)%
Acceptances and guarantees	773.8	789.4	(15.6)	(2.0)%	813.4	(39.6)	(4.9)%
Total liabilities	9,965.8	9,422.9	542.9	5.8%	8,287.8	1,678.0	20.2%
Minority interests in subsidiaries	/	/	/	/	261.8	/	/
Total net assets [11]	1,023.8	1,010.7	13.1	1.3%	855.3	168.5	19.7%

(9) Leased assets are included in tangible/intangible fixed assets and installment receivables are a part of other assets in the consolidated balance sheet.
(10) Identified intangible assets recorded through acquisitions of consumer and commercial finance companies.
(11) 268.9 billions of yen and 264.6 billions of yen of minority interest in subsidiaries are included in total net assets as of the end of December 2006 and September 2006, respectively.

References

	As of December 31, 2006	As of September 30, 2006	As of March 31, 2006
Exchange rate (¥/$)	118.98	117.91	117.47
Nikkei average	17,225.83	16,127.58	17,059.66

Per Share Data

(yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2005	Six months ended September 30, 2006 (1H-FY2006)	Fiscal year ended March 31, 2006 (FY2005)
Common shareholders' equity [1]	**390.37**	369.84	383.20	380.20
Fully diluted shareholders' equity[1]	**416.47**	413.81	411.58	421.62
Basic net income	**33.24**	42.51	27.19	53.16
Diluted net income	**24.29**	29.61	19.54	37.75

Note:

For calculation of per share data

(net assets)	Number of common shares [2]	**1,377,140,253**	1,358,520,605	1,377,120,053	1,358,520,547
	Fully diluted number of shares [2]	**1,811,582,326**	2,028,296,959	1,812,055,674	2,028,676,851
(net income)	Number of common shares [3]	**1,381,768,242**	1,358,521,379	1,384,101,577	1,358,521,302
	Fully diluted number of shares [3]	**1,941,080,746**	2,015,452,740	1,988,114,409	2,015,832,613

(1) Calculated by deducting stock acquisition rights, minority interests in subsidiaries, preferred shares and dividends related to preferred shares from the total net assets on the consolidated interim balance sheets as of September 30, 2006.
(2) Outstanding shares at the end of the respective period
(3) Weighted average number of outstanding shares during the respective period

Cash Basis Per Share Data

(yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2005	Six months ended September 30, 2006 (1H-FY2006)	Fiscal year ended March 31, 2006 (FY2005)
Basic net income	**42.64**	55.94	33.55	72.16
Diluted net income	**30.98**	38.67	23.96	50.55

Performance Ratios

(%)

	Nine months ended December 31, 2006	Nine months ended December 31, 2005	Six months ended September 30, 2006 (1H-FY2006)	Fiscal year ended March 31, 2006 (FY2005)
Return on assets	**0.6%**	0.9%	0.8%	0.8%
Return on equity (fully diluted)	**7.8%**	9.7%	9.7%	9.3%
Cash basis return on assets	**0.8%**	1.2%	1.0%	1.2%
Cash basis return on equity (fully diluted)	**9.9%**	12.7%	11.9%	12.4%
Expense to revenue (overhead) ratio[3]	**52.1%**	49.8%	54.7%	49.7%

Supplemental Financial Data and Reconciliation to Japanese GAAP Measures [1]

Nine months ended December 31, 2006	*(Billions of yen, except per share data and percentage)*
Amortization of goodwill and other intangibles	
Amortization of other intangibles	**6.0**
Associated deferred tax liability	**(2.4)**
Amortization of goodwill	**9.3**
Total amortization of goodwill and other intangibles, net of tax benefit	**12.9**
Reconciliation of net income to cash basis net income	
Net income	**47.1**
Amortization of goodwill and other intangibles, net of tax benefit	**12.9**
Cash basis net income	**60.1**
Reconciliation of basic net income per share to cash basis basic net income per share	
Basic net income per share	**33.24**
Effect of amortization of goodwill and other intangibles, net of tax benefit	**9.40**
Cash basis basic net income per share	**42.64**
Reconciliation of fully diluted net income per share to cash basis fully diluted net income per share	
Fully diluted net income per share	**24.29**
Effect of amortization of goodwill and other intangibles, net of tax benefit	**6.69**
Cash basis fully diluted net income per share	**30.98**
Reconciliation of return on assets to cash basis return on assets	
Return on assets	**0.6**
Effect of amortization of goodwill and other intangibles, net of tax benefit	**0.2**
Cash basis return on assets	**0.8**
Reconciliation of return on equity to cash basis return on equity	
Return on equity (fully diluted)	**7.8**
Effect of amortization of goodwill and other intangibles, net of tax benefit	**2.1**
Cash basis return on equity (fully diluted)	**9.9**
Reconciliation of return on equity to return on tangible equity	
Return on equity (fully diluted)	**7.8**
Effect of goodwill and other intangibles[2]	**6.9**
Return on tangible equity (fully diluted)	**14.7**

(1) Reflects adjustments of goodwill and other intangibles associated with the acquisition of consumer and commercial finance companies.
(2) Net income excludes amortization of goodwill and other intangibles, net of tax benefit. Average shareholders' equity excludes goodwill and other intangibles, net of associated deferred tax liability.

Interest-Earning Assets and Interest-Bearing Liabilities (Consolidated) [1]

(billions of yen, except percentages)

	Nine months ended Dec. 31, 2006			Nine months ended Dec. 31, 2005			Fiscal year ended Mar. 31, 2006 (FY2005)		
	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)
Interest-earning assets [2]:									
Loans and bills discounted	4,474.6	92.5	2.75	3,685.9	76.0	2.74	3,730.7	104.4	2.80
Leased assets and installment receivables [2]	838.3	38.2	6.05	787.1	35.0	5.90	793.7	46.0	5.80
Securities	1,711.7	23.9	1.86	1,720.5	12.9	1.00	1,721.4	16.8	0.98
Other interest-earning assets [3][4]	705.7	9.9	n.m.	382.7	2.7	n.m.	503.7	3.7	n.m.
Total revenue on interest-earning assets [2]	7,730.4	164.7	2.83	6,576.3	126.8	2.56	6,749.7	171.0	2.53
Interest-bearing liabilities:									
Deposits and negotiable certificates of deposit	4,671.9	23.2	0.66	3,708.5	12.3	0.44	3,776.8	16.9	0.45
Debentures	824.5	2.2	0.37	1,180.6	3.7	0.42	1,152.9	4.7	0.41
Subordinated debt	377.7	6.0	2.14	245.9	4.0	2.17	259.7	5.5	2.13
Borrowed money and corporate bonds	1,125.1	8.2	0.97	976.8	9.3	1.28	999.3	12.2	1.22
Other interest-bearing liabilities [4]	582.5	12.5	n.m.	245.2	1.8	n.m.	229.5	3.3	n.m.
Total expense on interest-bearing liabilities	7,581.9	52.4	0.92	6,357.2	31.3	0.65	6,418.4	42.7	0.67
Non interest-bearing sources of funds:									
Non interest-bearing (assets) liabilities, net	(656.6)	-	-	(593.9)	-	-	(489.7)	-	-
Total equity [5]	805.1	-	-	812.9	-	-	821.0	-	-
Total interest-bearing liabilities and non interest-bearing sources of funds	7,730.4	-	-	6,576.3	-	-	6,749.7	-	-
Net interest margin [2]	-	-	1.91	-	-	1.91	-	-	1.87
Impact of non interest-bearing sources	-	-	0.02	-	-	0.02	-	-	0.03
Net revenue on interest-earning assets/yield on interest-earning assets [2]	-	112.3	1.93	-	95.5	1.93	-	128.3	1.90

Note:
Reconciliation of total revenue on interest-earning assets to total interest income.

Total revenue on interest-earning assets	7,730.4	164.7	2.83	6,576.3	126.8	2.56	6,749.7	171.0	2.53
Less: Income on leased assets and installment receivables	838.3	38.2	6.05	787.1	35.0	5.90	793.7	46.0	5.80
Total interest income	6,892.1	126.5	2.44	5,789.1	91.8	2.11	5,955.9	125.0	2.10
Total interest expense	-	52.4	-	-	31.3	-	-	42.7	-
Net interest income	-	74.1	-	-	60.5	-	-	82.2	-

(1) Certain prior period numbers have been reclassified to conform to current period presentation.
(2) Includes leased assets and installment receivables and related yields.
(3) Interest earning deposits have been restated, by excluding cash deposits, to be consistent with prior period reporting.
(4) Other interest-earning assets and other interest-bearing liabilities include interest swaps and funding swaps.
(5) Represents a simple average of the balance at the end of the current period and the balance at the end of the previous period (excludes minority interests).

Interest-Earning Assets and Interest-Bearing Liabilities (Non-consolidated)

(billions of yen, except percentages)

	Nine months ended Dec. 31, 2006			Nine months ended Dec. 31, 2005			Fiscal year ended Mar. 31, 2006 (FY2005)		
	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)
Interest-earning assets:									
Cash and due from banks	104.0	2.1	2.79	75.9	1.5	2.63	86.3	2.0	2.33
Call loans	68.4	0.1	0.23	76.7	0.0	0.01	100.9	0.0	0.02
Receivables under resale agreements	-	-	-	-	-	-	-	-	-
Collateral related to securities borrowing transactions	141.9	0.3	0.30	5.4	0.0	0.47	10.2	0.0	0.29
Securities	1,979.4	30.9	2.07	1,999.5	16.6	1.10	1,997.4	21.0	1.05
Loans and bills discounted	4,295.3	52.3	1.61	3,578.5	43.4	1.61	3,612.3	57.8	1.60
Other interest-earning assets	64.2	1.1	2.45	72.1	0.6	1.18	65.4	0.9	1.40
Interest rate and funding swaps	-	5.9	-	-	0.5	-	-	0.6	-
Total interest-earning assets	6,653.4	93.1	1.85	5,808.5	62.8	1.43	5,872.8	82.6	1.40
Interest-bearing liabilities:									
Deposits	4,424.4	22.6	0.67	3,617.7	12.3	0.45	3,746.5	16.9	0.45
Negotiable certificates of deposit	301.3	0.6	0.28	222.0	0.0	0.02	199.7	0.0	0.03
Debentures	826.0	2.2	0.36	1,187.9	3.7	0.42	1,158.6	4.7	0.40
Call money	309.8	3.1	1.33	154.7	0.0	0.06	127.3	0.0	0.07
Payable under repurchase agreements	-	-	-	0.8	0.0	0.00	0.6	0.0	0.00
Collateral related to securities lending transactions	91.2	0.1	0.26	6.2	0.0	0.57	4.9	0.0	0.55
Borrowed money	285.8	1.5	0.70	311.1	4.6	1.97	308.4	5.8	1.88
Corporate bonds	462.7	14.5	4.18	65.6	0.3	0.72	105.3	1.7	1.64
Other interest-bearing liabilities	0.3	8.5	n.m.	1.4	1.6	n.m.	0.3	3.0	n.m.
Interest rate and funding swaps	-	-	-	-	-	-	-	-	-
Total interest-bearing liabilities	6,701.9	53.5	1.06	5,567.7	22.8	0.54	5,652.1	32.3	0.57
Net interest income/yield on interest-earning assets	6,653.4	39.5	0.78	5,808.5	39.9	0.91	5,872.8	50.2	0.85

n.m.: not meaningful

Business Line Ordinary Business Profit (Loss) After Net Credit Costs (Recoveries)[1][2]

Nine months ended December 31, 2006 *(billions of yen)*

	Institutional Banking	Consumer and Commercial Finance (*)	Retail Banking	ALM/ Corporate/ Other [3]	Total
Total revenue	94.2	91.6	27.3	2.5	215.7
General and administrative expenses	33.1	51.2	28.5	(0.3)	112.5
Ordinary business profit (loss)	61.1	40.3	(1.1)	2.9	103.2
Net credit costs (recoveries)	(14.2)	31.5	0.0	2.3	19.6
Ordinary business profit (loss) after net credit costs (recoveries)	75.3	8.8	(1.2)	0.5	83.6

(*) breakdown of Consumer and Commercial Finance	APLUS	Showa Leasing	Other subsidiaries[4]	Consumer and Commercial Finance
Total revenue	71.5	19.4	0.7	91.6
General and administrative expenses	39.3	8.1	3.7	51.2
Ordinary business profit (loss)	32.1	11.2	(3.0)	40.3
Net credit costs	28.0	1.8	1.6	31.5
Ordinary business profit (loss) after net credit costs	4.0	9.4	(4.7)	8.8

Nine months ended December 31, 2005

	Institutional Banking	Consumer and Commercial Finance (*)	Retail Banking	ALM/ Corporate/ Other [3]	Total
Total revenue	85.7	89.1	32.6	(4.0)	203.5
General and administrative expenses	29.6	45.1	26.1	0.5	101.4
Ordinary business profit (loss)	56.1	43.9	6.5	(4.6)	102.0
Net credit costs (recoveries)	(1.8)	23.4	0.2	0.9	22.8
Ordinary business profit (loss) after net credit costs (recoveries)	58.0	20.4	6.2	(5.5)	79.2

(*) breakdown of Consumer and Commercial Finance	APLUS	Showa Leasing	Other subsidiaries[4]	Consumer and Commercial Finance
Total revenue	62.4	17.7	8.9	89.1
General and administrative expenses	32.2	8.0	4.9	45.1
Ordinary business profit	30.1	9.7	4.0	43.9
Net credit costs	20.2	2.2	1.0	23.4
Ordinary business profit after net credit costs	9.9	7.4	3.0	20.4

(1) Certain prior period amounts have been reclassified to conform to current period presentation.
(2) Represents results based on management accounting basis.
(3) ALM/Corporate/Other largely includes results of corporate treasury activities, income from proprietary investments, corporate level expenses and credit costs.
(4) Includes net profit (loss) of Shinki, an affiliate, and other Consumer and Commercial Finance companies.

Earnings Forecast for Fiscal Year 2006 Results

(Consolidated) *(billions of yen)*

	Fiscal year ended	
	Mar. 31, 2007 (FY2006) Forecast	Mar. 31, 2006 (FY2005) Actual
Net income	40.0	76.0

(Non-consolidated)[5] *(billions of yen (other than dividends))*

	Fiscal year ended	
	Mar. 31, 2007 (FY2006) Forecast	Mar. 31, 2006 (FY2005) Actual
Net business profit	59.0	69.1
Net income	75.0	74.8
Dividends (in yen)		
Common stock	3.3	3.0
Class A preferred share	13.0	13.0
Class B preferred share	4.8	4.8

(5) Revitalization plan basis

Above forecasts are based on current assumptions of future events and trends, which may be incorrect.
Actual results may differ materially from those in the statements of various factors.

Consolidated Statements of Income (Unaudited)

(millions of yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2005	Change		Fiscal year ended March 31,2006 (FY2005)
	a	b	a-b	%	c
Interest on loans and bills	**92,550**	76,090	16,460	21.6%	104,438
Interest and dividends on securities	**23,980**	12,975	11,005	84.8%	16,879
Other interest income	**9,994**	2,770	7,224	260.8%	3,711
Interest income	**126,525**	91,836	34,689	37.8%	125,029
Fees and commissions income	**53,215**	52,654	561	1.1%	68,263
Trading profits	**14,972**	21,215	(6,243)	(29.4)%	27,665
Other business income	**201,978**	195,133	6,845	3.5%	268,611
Other ordinary income	**21,395**	29,591	(8,196)	(27.7)%	39,487
Ordinary income	**418,087**	390,431	**27,656**	**7.1%**	529,057
Interest on deposits	**22,568**	12,302	10,266	83.4%	16,872
Interest on debentures	**2,280**	3,756	(1,476)	(39.3)%	4,709
Interest on borrowings	**7,820**	11,387	(3,567)	(31.3)%	14,598
Other interest expenses	**19,755**	3,890	15,865	407.8%	6,549
Interest expenses	**52,423**	31,336	21,087	67.3%	42,729
Fees and commissions expenses	**17,692**	16,447	1,245	7.6%	22,767
Trading losses	**304**	100	204	204.0%	152
Other business expenses	**135,528**	134,977	551	0.4%	186,283
General and administrative expenses	**112,804**	101,942	10,862	10.7%	136,596
Amortization of goodwill	**9,377**	/	/	/	/
Amortization of other intangibles	**6,082**	/	/	/	/
Total general and administrative expenses	**128,264**	101,942	26,322	25.8%	136,596
Other ordinary expenses	**37,188**	27,926	9,262	33.2%	39,611
Amortization of consolidation goodwill	/	14,222	/	/	20,397
Amortization of other intangibles	/	6,737	/	/	9,047
Total other ordinary expenses	**37,188**	48,886	(11,698)	(23.9)%	69,057
Ordinary expenses	**371,402**	333,690	**37,712**	**11.3%**	457,586
Net ordinary income	**46,685**	56,741	**(10,056)**	**(17.7)%**	71,471
Special gains	**14,520**	3,134	11,386	363.3%	3,703
Special losses	**1,541**	1,272	269	21.1%	1,463
Income before income taxes and minority interests	**59,664**	58,603	1,061	1.8%	73,711
Income tax (current)	**2,056**	2,905	(849)	(29.2)%	3,733
Income tax (deferred)	**(2,092)**	(6,332)	4,240	(67.0)%	(11,414)
Minority interests in net income of subsidiaries	**12,549**	2,342	10,207	435.8%	5,293
Net income	**47,150**	59,687	**(12,537)**	**(21.0)%**	76,099

(billions of yen)

(Ref.) Ordinary business profit (*jisshitsu gyomu jun-eki*) (1)	**103.2**	102.0	**1.2**	**2.6%**	137.7
yen / US$	**@118.98**	@118.07			@117.47

(1) Management accounting basis

Consolidated Balance Sheets (Unaudited)

-- Assets

(millions of yen)

	As of December 31, 2006 a	As of December 31, 2005 b	Change a-b	As of March 31, 2006 c	Change a-c
<<Assets>>					
Cash and due from banks	**417,294**	398,103	19,191	488,601	(71,307)
Call loans	**71,000**	286,500	(215,500)	50,000	21,000
Collateral related to securities borrowing transactions	**103,950**	73,615	30,335	33,107	70,843
Other monetary claims purchased	**383,153**	243,847	139,306	273,937	109,216
Trading assets	**368,809**	151,930	216,879	193,581	175,228
Monetary assets held in trust	**494,686**	624,432	(129,746)	456,167	38,519
Securities	**1,880,095**	1,619,960	260,135	1,494,489	385,606
Loans and bills discounted	**4,977,032**	3,756,476	1,220,556	4,087,561	889,471
Foreign exchanges	**10,735**	11,982	(1,247)	12,140	(1,405)
Other assets	**884,068**	906,320	(22,252)	974,398	(90,330)
Premises and equipment	/	416,176	/	415,522	/
Tangible fixed assets	**392,781**	/	/	/	/
Intangible fixed assets	**344,081**	/	/	/	/
(Goodwill, net)	216,281	/	/	/	/
Deferred issuance expenses for debentures	**107**	177	(70)	177	(70)
Deferred tax assets	**27,969**	27,374	595	30,022	(2,053)
Consolidation goodwill, net	/	224,716	/	226,692	/
Customers' liabilities for acceptances and guarantees	**773,800**	785,908	(12,108)	813,480	(39,680)
Reserve for credit losses	**(139,890)**	(160,883)	20,993	(144,868)	4,978
Total assets	**10,989,676**	9,366,638	1,623,038	9,405,013	1,584,663
yen / US$	**@118.98**	@118.07		@117.47	

Consolidated Balance Sheets (Unaudited)

– Liabilities and Net assets

(millions of yen)

	As of December 31, 2006 a	As of December 31, 2005 b	Change a-b	As of March 31, 2006 c	Change a-c
<<Liabilities>>					
Deposits	**4,744,046**	3,847,798	896,248	3,914,385	829,661
Negotiable certificates of deposit	**315,177**	230,802	84,375	157,373	157,804
Debentures	**712,597**	1,110,344	(397,747)	1,018,909	(306,312)
Call money	**808,124**	140,000	668,124	30,000	778,124
Collateral related to securities lending transactions	**180,818**	9,420	171,398	–	180,818
Commercial paper	**241,000**	112,500	128,500	133,200	107,800
Trading liabilities	**107,832**	91,360	16,472	149,990	(42,158)
Borrowed money	**1,139,281**	1,085,333	53,948	1,205,765	(66,484)
Foreign exchanges	**380**	117	263	39	341
Corporate bonds	**400,061**	155,449	244,612	298,002	102,059
Other liabilities	**504,729**	844,833	(340,104)	535,753	(31,024)
Accrued employees bonuses	**10,394**	9,417	977	13,886	(3,492)
Reserve for bonuses to directors	**296**	–	296	13	283
Reserve for retirement benefits	**3,341**	3,185	156	3,309	32
Reserve for losses on interest repayments	**10,875**	–	10,875	–	10,875
Reserve under special law	**2**	2	0	2	–
Deferred tax liabilities	**13,072**	16,375	(3,303)	13,718	(646)
Acceptances and guarantees	**773,800**	785,908	(12,108)	813,480	(39,680)
Total liabilities	**9,965,834**	8,442,848	1,522,986	8,287,832	1,678,002
<<Minority interests in subsidiaries>>					
Minority interests in subsidiaries	/	84,458	/	261,845	/
<<Net Assets>>		<<Shareholders' equity>>		<<Shareholders' equity>>	
Shareholders' equity					
Capital stock	**451,296**	451,296	–	451,296	–
Capital surplus	**18,558**	18,558	–	18,558	–
Retained earnings	**355,297**	363,090	(7,793)	379,502	(24,205)
Treasury stock, at cost	**(72,564)**	(11)	(72,553)	(12)	(72,552)
Total shareholders' equity	**752,587**	/	/	/	/
Net unrealized gain / loss and translation adjustments					
Net unrealized gain / loss on securities available-for-sale, net of taxes	**4,515**	2,868	1,647	2,208	2,307
Net deferred loss on hedge, net of taxes	**(6,677)**	/	/	/	/
Foreign currency translation adjustments	**4,059**	3,528	531	3,781	278
Total net unrealized gain / loss and translation adjustments	**1,898**	/	/	/	/
Stock acquisition rights	**417**	/	/	/	/
Minority interests in subsidiaries	**268,939**	/	/	/	/
Total net assets	**1,023,842**	839,331	/	855,335	/
Total liabilities and net assets	**10,989,676**	9,366,638	1,623,038	9,405,013	1,584,663
yen / US$	**@118.98**	@118.07		@117.47	

*1: Certain account titles of the balance sheets as of Dec.31,2005 (b) and Mar.31,2006 (c) are realigned in line with the balance sheet as of Dec.31,2006 (a).

*2: "Total liabilities and net assets " balances as of Dec.31,2005 (b) and Mar.31,2006 (c) include "Minority interests in subsidiaries".

Reference Material

(The tables below represent translations of the original disclosure in the Japanese language.)

1. Non-Consolidated Financial Results

(billions of yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2005	Three months ended December 31, 2006 (3Q-FY2006)	Three months ended December 31, 2005 (3Q-FY2005)	Three months ended September 30, 2006 (2Q-FY2006)	Six months ended September 30, 2006 (1H-FY2006)
Gross business profit (*gyomu soeki*) [1]	**101.4**	109.5	**34.1**	39.1	36.1	67.3
Net interest income	**45.1**	42.0	**14.7**	13.3	16.7	30.4
Net fees and commissions [1]	**35.4**	36.9	**13.8**	19.2	12.4	21.6
Net trading income	**12.2**	15.5	**3.1**	5.5	3.9	9.0
Net other business income	**8.6**	14.9	**2.4**	1.0	2.9	6.1
General & administrative expenses	**58.9**	55.1	**19.2**	18.9	19.5	39.6
Net business profit (*jisshitsu gyomu jun-eki*) [1]	**42.5**	54.4	**14.8**	20.2	16.6	27.6
Net operating income (*Keijou-rieki*)	**39.2**	52.2	**12.8**	19.3	16.3	26.3
Net income	**63.8**	59.1	**22.2**	19.9	25.4	41.5
Credit recoveries	**(9.3)**	(1.0)	**2.6**	1.3	(7.0)	(11.9)
Reversal (provision) of reserve for credit losses	**(10.1)**	(1.5)	**2.6**	1.3	(7.8)	(12.8)

(1) Includes income from monetary assets held in trust of 23.5 billion yen for nine months ended December 31, 2006, 27.1 billion yen for nine months ended December 31, 2005 and 15.4 billion yen for six months ended September 30, 2006.

2. Problem Claims

(i) Claims Classified Under the Financial Revitalization Law (Non-Consolidated)

(billions of yen, %)

	As of December 31, 2006 (Unaudited) a	As of September 30, 2006 b	Change a-b	As of March 31, 2006 c	Change a-c
Claims against bankrupt and quasi-bankrupt obligors	**0.9**	0.3	0.6	0.7	0.2
Doubtful claims	**6.0**	8.3	(2.4)	20.7	(14.8)
Substandard claims	**15.8**	17.3	(1.5)	21.1	(5.3)
Total (A)	**22.7**	26.0	(3.3)	42.5	(19.8)
Total claims (B)	**4,974.4**	4,806.5	167.9	4,129.0	845.3
(A) / (B) x 100	**0.46**	0.54	(0.08)	1.03	(0.57)
(ref.) Amount of partial write-off	**3.4**	3.4		2.4	

(ii) Risk Monitored Loans (Non-Consolidated)

(billions of yen, %)

	As of December 31, 2006 (Unaudited) a	As of September 30, 2006 b	Change a-b	As of March 31, 2006 c	Change a-c
Loans to bankrupt obligors	**0.8**	0.2	0.6	0.5	0.3
Non-accrual delinquent loans	**5.7**	8.1	(2.4)	20.4	(14.7)
Loans past due three months or more	**0.0**	0.0	(0.0)	0.0	0.0
Restructured loans	**15.7**	17.2	(1.5)	21.0	(5.3)
Total (A)	**22.3**	25.6	(3.3)	42.1	(19.8)
Loans and bills discounted (B)	**4,847.0**	4,683.7	163.3	3,961.2	885.8
(A) / (B) x 100	**0.46**	0.55	(0.09)	1.06	(0.60)
Reserve for credit losses (C)	**101.1**	98.4	2.7	111.4	(10.3)
Reserve ratios (C) / (A) x 100	**452.24**	384.16	68.08	264.51	187.73

3. Securities (Non-Consolidated)

As of December 31, 2006 (Unaudited) *(billions of yen)*

	Fair value	Net unrealized gain (loss)		
			Gross unrealized gains	Gross unrealized losses
Equity securities (domestic)	**4.8**	**0.0**	**0.7**	**0.7**
Bonds (domestic)	**618.9**	**(3.5)**	**0.2**	**3.8**
Other [1]	**397.4**	**9.4**	**10.4**	**0.9**
Total	**1,021.1**	**5.9**	**11.5**	**5.5**

As of September 30, 2006 *(billions of yen)*

	Fair value	Net unrealized gain (loss)		
			Gross unrealized gains	Gross unrealized losses
Equity securities (domestic)	4.5	0.2	0.6	0.4
Bonds (domestic)	646.7	(3.0)	0.3	3.3
Other [1]	275.2	1.2	1.6	0.3
Total	926.4	(1.6)	2.6	4.2

As of March 31, 2006 *(billions of yen)*

	Fair value	Net unrealized gain (loss)		
			Gross unrealized gains	Gross unrealized losses
Equity securities (domestic)	11.1	1.5	1.5	0.0
Bonds (domestic)	671.4	(4.7)	0.0	4.7
Other [1]	149.6	2.6	3.3	0.7
Total	832.2	(0.4)	5.0	5.4

(1) "Other" mainly consists of foreign securities.

4. Balance of Deposits (Non-Consolidated)

(billions of yen)

	As of December 31, 2006 (Unaudited)	As of September 30, 2006	Change	As of March 31, 2006	Change
Balance of deposits (including NCDs)	5,123.1	5,014.0	109.1	4,158.1	965.0
Balance of deposits from individuals	3,504.3	3,363.9	140.4	3,081.6	422.7

Non-Consolidated Statements of Income (Unaudited)

(millions of yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2005	Change		Fiscal year ended March 31, 2006 (FY2005)
	a	b	a-b	%	c
Interest on loans and bills	**52,386**	43,411	8,975	20.7%	57,895
Interest and dividends on securities	**30,971**	16,669	14,302	85.8%	21,036
Other interest income	**9,792**	2,764	7,028	254.3%	3,689
Interest income	**93,151**	62,844	30,307	48.2%	82,620
Fees and commissions income	**21,054**	17,160	3,894	22.7%	22,065
Trading profits	**12,584**	15,905	(3,321)	(20.9)%	20,740
Other business income	**14,588**	19,264	(4,676)	(24.3)%	23,523
Other ordinary income	**33,449**	33,939	(490)	(1.4)%	48,334
Ordinary income	**174,827**	149,114	25,713	17.2%	197,284
Interest on deposits	**22,645**	12,347	10,298	83.4%	16,932
Interest on debentures	**2,283**	3,765	(1,482)	(39.4)%	4,720
Other interest expenses	**28,634**	6,744	21,890	324.6%	10,746
Interest expenses	**53,562**	22,856	30,706	134.3%	32,398
Fees and commissions expenses	**9,231**	7,362	1,869	25.4%	10,659
Trading losses	**382**	322	60	18.6%	463
Other business expenses	**5,938**	4,311	1,627	37.7%	5,415
General and administrative expenses	**59,210**	55,616	3,594	6.5%	73,860
Other ordinary expenses	**7,250**	6,369	881	13.8%	13,990
Ordinary expenses	**135,576**	96,838	38,738	40.0%	136,787
Net ordinary income	**39,250**	52,276	(13,026)	(24.9)%	60,497
Special gains	**21,719**	2,051	19,668	958.9%	6,261
Special losses	**505**	95	410	431.6%	119
Income before income taxes	**60,465**	54,232	6,233	11.5%	66,639
Income taxes (current)	**(2,234)**	(4,589)	2,355	(51.3)%	(5,991)
Income taxes (deferred)	**(1,150)**	(310)	(840)	271.0%	(2,260)
Net income	**63,849**	59,131	4,718	8.0%	74,890
yen / US$	**@118.98**	@118.07			@117.47

Non-Consolidated Balance Sheets (Unaudited)
-- Assets

(millions of yen)

	As of December 31, 2006 a	As of December 31, 2005 b	Change a-b	As of March 31, 2006 c	Change a-c
<<Assets>>					
Cash and due from banks	235,033	258,152	(23,119)	315,282	(80,249)
Call loans	71,000	286,500	(215,500)	50,000	21,000
Collateral related to securities borrowing transactions	103,950	73,615	30,335	33,107	70,843
Other monetary claims purchased	68,052	36,708	31,344	40,233	27,819
Trading assets	348,405	132,838	215,567	173,315	175,090
Monetary assets held in trust	690,641	675,825	14,816	556,448	134,193
Securities	2,150,077	1,970,700	179,377	1,809,798	340,279
Loans and bills discounted	4,847,065	3,690,615	1,156,450	3,961,246	885,819
Foreign exchanges	10,735	11,982	(1,247)	12,140	(1,405)
Other assets	284,173	243,818	40,355	282,669	1,504
Premises and equipment	/	27,046	/	26,701	/
Tangible fixed assets	21,172	/	/	/	/
Intangible fixed assets	13,080	/	/	/	/
Deferred issuance expenses for debentures	107	177	(70)	177	(70)
Deferred tax assets	26,715	25,701	1,014	27,965	(1,250)
Customers' liabilities for acceptances and guarantees	19,575	46,243	(26,668)	30,985	(11,410)
Reserve for credit losses	(101,146)	(115,828)	14,682	(111,421)	10,275
Total assets	8,788,639	7,364,098	1,424,541	7,208,651	1,579,988
yen / US$	@118.98	@118.07		@117.47	

Non-Consolidated Balance Sheets (Unaudited)

-- Liabilities and Net assets

(millions of yen)

	As of December 31, 2006 a	As of December 31, 2005 b	Change a-b	As of March 31, 2006 c	Change a-c
<<Liabilities>>					
Deposits	**4,807,982**	4,355,007	452,975	4,000,819	807,163
Negotiable certificates of deposit	**315,177**	230,802	84,375	157,373	157,804
Debentures	**713,207**	1,113,854	(400,647)	1,021,419	(308,212)
Call money	**808,124**	140,000	668,124	30,000	778,124
Collateral related to securities lending transactions	**180,818**	9,420	171,398	–	180,818
Trading liabilities	**94,759**	71,142	23,617	129,059	(34,300)
Borrowed money	**287,398**	285,699	1,699	314,789	(27,391)
Foreign exchanges	**664**	405	259	325	339
Corporate bonds	**561,238**	122,789	438,449	447,024	114,214
Other liabilities	**226,558**	142,618	83,940	213,567	12,991
Accrued employees bonuses	**8,027**	7,558	469	10,040	(2,013)
Reserve for retirement benefits	**154**	811	(657)	200	(46)
Acceptances and guarantees	**19,575**	46,243	(26,668)	30,985	(11,410)
Total liabilities	**8,023,690**	6,526,352	1,497,338	6,355,605	1,668,085
<<Net assets>>		**<<Shareholders' Equity>>**		**<<Shareholders' Equity>>**	
Shareholders' equity					
Capital stock	**451,296**	451,296	–	451,296	–
Capital surplus	**18,558**	18,558	–	18,558	–
Additional paid-in capital	**18,558**	18,558	–	18,558	–
Retained earnings	**372,954**	364,767	8,187	380,526	(7,572)
Appropriated for legal reserve	**9,266**	7,777	1,489	7,777	1,489
Other retained earnings	**363,688**	356,990	6,698	372,749	(9,061)
Earned surplus brought forward	**363,688**	356,990	6,698	372,749	(9,061)
Treasury stock, at cost	**(72,559)**	(6)	(72,553)	(6)	(72,553)
Total shareholders' equity	**770,250**	/	/	/	/
Net unrealized gain / loss and translation adjustments					
Net unrealized gain / loss on securities available-for-sale, net of taxes	**3,699**	3,128	571	2,670	1,029
Net deferred gain / loss on hedge, net of taxes	**(9,418)**	/	/	/	/
Total net unrealized gain / loss and translation adjustments	**(5,718)**	/	/	/	/
Stock acquisition rights	**417**	/	/	/	/
Total net assets	**764,948**	837,745	(72,797)	853,046	(88,098)
Total liabilities and net assets	**8,788,639**	7,364,098	1,424,541	7,208,651	1,579,988
yen / US$	@118.98	@118.07		@117.47	

Certain account titles of the balance sheets as of December 31,2005 (b) and March 31,2006 (c) are realigned in line with the balance sheet as of December31,2006 (a).

[All figures presented in the following tables are based on APLUS' disclosed financials and before consolidation to Shinsei's financials.]

(Reference) APLUS Key Data

(billions of yen)

Summary of Income Statement (Consolidated)	for the nine months ended Dec. 31, 2006	for the nine months ended Dec. 31, 2005	(Reference) for the six months ended Sep. 30, 2006	(Reference) for the six months ended Mar. 31, 2006
Operating Revenue	**84.9**	73.4	57.3	51.7
Credit card shopping (Sogo)	**6.5**	4.7	4.2	3.4
Installment shopping credit (Kohin)	**15.0**	10.0	10.2	6.8
Credit guarantee	**20.3**	22.9	13.8	14.6
Loan	**35.1**	29.0	23.9	21.3
Consumer loan	**34.9**	28.7	23.7	21.1
Cashing by credit card	**15.9**	12.2	10.5	10.3
Loan card	**16.4**	14.7	11.5	9.5
Other consumer loan	**2.5**	1.7	1.6	1.2
Other loan	**0.1**	0.2	0.1	0.1
Financial income	**1.7**	1.4	1.0	1.0
Others	**6.1**	5.1	4.0	4.4
Operating Expenses	**89.1**	64.0	53.9	43.5
SG&A	**85.0**	60.3	51.3	41.3
Net provision of allowance for bad debts	**28.0**	19.6	17.5	13.0
Others	**57.0**	40.6	33.7	28.2
Financial expenses	**4.0**	3.7	2.5	2.2
Operating Income	**(4.2)**	9.3	3.4	8.1
Ordinary Income	**(4.2)**	9.5	3.5	8.1
Net Extraordinary Profit (Loss)	**(1.4)**	1.7	(1.4)	(1.3)
Net Income before Tax	**(5.6)**	11.2	2.1	6.8
Net Income	**(7.3)**	13.0	0.5	8.3

(billions of yen)

Summary of Financials and Other Major Business Information (Consolidated)	as of the end of Dec. 2006	as of the end of Dec. 2005	as of the end of Sep. 2006	as of the end of Mar. 2006
Total Assets	**1,601.1**	1,497.1	1,608.2	1,593.1
Total Liabilities	**1,537.8**	1,423.3	1,534.2	1,516.1
Total Net Assets	**63.2**	73.7	74.0	76.9
Total Account Receivables	**1,314.8**	/	1,329.1	1,315.0
Total installment receivables	**603.3**	/	604.7	568.7
Credit card shopping (Sogo)	**44.0**	/	39.4	36.9
Installment shopping credit (Kohin)	**290.8**	/	296.8	253.8
Loan	**268.3**	/	268.2	277.7
Consumer loan	**252.7**	/	253.3	234.0
Cashing by credit card	**67.3**	/	70.0	66.3
Loan card	**133.5**	/	133.7	131.9
Other consumer loan	**51.8**	/	49.5	35.7
Other loan	**15.6**	/	14.9	43.6
Others	**0.1**	/	0.1	0.1
Credit guarantee receivables	**711.4**	/	724.3	746.3
Number of Merchants (thousands)	/	/	897	648
Total Available Cardholders (thousands) (non-consolidated)	/	/	7,359	6,841
Number of New Card Issuance (thousands) (non-consolidated)	/	/	905	891
Loan Receivables Outstanding by Interest Rate Zone (non-consolidated) *	/	/	204.3	/
~15.0%	/	/	0.9	/
~18.0%	/	/	32.9	/
~20.0%	/	/	15.2	/
~25.0%	/	/	52.7	/
~29.2%	/	/	102.4	/
Cashing by credit card	/	/	75.7	/
Loan card	/	/	128.5	/
Credit Outstanding Per Account (thousand yen)	/	/	371	/
Cashing by credit card	/	/	242	/
Loan card	/	/	541	/

* This is a total of cashing by credit card / loan card outstanding (177.2 billion yen, non-consolidated, as of the end of Sep. 2006) based on managed assets basis, which include securitized receivables and uncollectible estimated amounts, etc.

■Grey zone related:

In the nine months ended Dec 31, 2006, APLUS made an additional provision of 11.2 billion yen for future possible losses on reimbursements of excess interest payments.
As of the end of Dec. 2006, reserve for losses on interest repayments stood at 10.8 billion yen.

[All figures presented in the following tables are based on Shinki' disclosed financials]

(Reference) Shinki Key Data

(billions of yen)

Summary of Income Statement (non-consolidated)	*for the nine months ended* Dec. 31, 2006	*for the nine months ended* Dec. 31, 2005	(Reference) *for the six months ended* Sep. 30, 2006	(Reference) *for the fiscal year ended* Mar. 31, 2006
Operating Income	**34.0**	38.1	23.0	50.5
Interest income	**18.4**	20.9	12.5	27.9
Interest on subordinated investor certificate	**14.7**	16.1	9.8	21.1
Others	**0.8**	1.0	0.6	1.3
Operating Expenses	**35.7**	30.7	22.2	43.7
Financial expenses	**1.2**	1.5	0.8	1.9
Other operating expenses	**34.4**	29.1	21.4	41.7
Allowance for bad debts and write offs	**21.1**	13.2	12.3	20.0
Others	**13.3**	15.9	9.0	21.7
Operating Profit	**(1.6)**	7.3	0.7	6.7
Ordinary Profit	**(1.4)**	7.5	0.8	6.8
Net Extraordinary Profit (Loss)	**(13.3)**	0.2	(13.3)	0.2
Net Income before Tax	**(14.8)**	7.7	(12.4)	7.0
Net Income	**(17.1)**	4.4	(15.4)	4.1

(billions of yen)

Summary of Financials and Other Major Business Information (non-consolidated)	*as of the end of* Dec. 2006	*as of the end of* Dec. 2005	*as of the end of* Sep. 2006	*as of the end of* Mar. 2006
Total Assets	**161.9**	193.2	171.9	189.7
Total Liabilities	**111.9**	124.3	120.1	121.1
Total Net Assets	**49.9**	68.8	51.8	68.5
Loan Receivables Outstanding (1)	**181.6**	205.7	187.5	199.4
Consumer loans	**128.0**	141.4	130.0	136.8
Unsecured loans	**127.2**	140.9	129.6	136.3
Secured loans	**0.7**	0.5	0.4	0.4
Business loans	**53.6**	64.3	57.5	62.6
Loans on deeds	**0.4**	0.8	0.4	0.6
Noloan business	**53.1**	63.2	56.9	61.8
Secured loans	**0.0**	0.2	0.0	0.1
Number of Branch Offices	**57**	60	572	610
Weighted Average Rate of Loan Interest Rate (%)	**27.06**	27.20	27.18	26.60
Consumer loans	**27.42**	27.58	27.59	26.91
Unsecured loans	**27.50**	27.64	27.65	26.97
Secured loans	**14.27**	11.31	11.07	11.15
Business loans	**26.19**	26.37	26.24	25.93
Loans on deeds	**21.50**	22.12	21.29	21.26
Noloan business	**26.25**	26.49	26.30	26.02
Secured loans	**11.33**	9.54	11.54	9.68
Weighted Average Rate of Funding Rate (%)				
During the fiscal year	**1.65**	1.87	1.64	1.82
As of the end of the fiscal year	**1.68**	1.67	1.68	1.63

(1) Balance of loans include ones off-balanced through securitization program

■Grey zone related:

In the nine months ended Dec. 2006, Shinki (non-consolidated basis) made an additional provision of 18.1 billion yen for future possible losses on reimbursements of excess interest payments. (6.7 billion yen was recorded in operating expenses and 11.4 billion yen was recorded in extraordinary losses.) As of the end of Dec. 2006, the reserve amount stood at 18.8 billion yen.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Thursday, February 1, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective February 1, 2007.

	New Position	Former Position
Hirotaka Terai	Senior Managing Executive Officer, Head of Retail Banking Group, Chief Operating Officer of Retail Banking Group,and GM of Marketing Division	Senior Managing Executive Officer, Head of Retail Banking Group, Chief Operating Officer of Retail Banking Group, GM of Retail Products Division, GM of Customer Advocacy Division, and GM of Marketing Division

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

For Immediate Release

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

Shinsei Bank, Limited

(Code: 8303 TSE First Section)

Shinsei Bank to Increase Application Channels for "Sirius Harmony", an Individual Annuity Insurance

— Customers will be able to consider at their own pace with the help of investment simulations on the Web—

Tokyo (Friday, February 2, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that effective Monday, February 5, 2007, it will start providing mail-order type Sirius Harmony, an US dollar denominated individual Fixed Annuity (US dollar denominated, launched in 2005) underwritten by Alico Japan. Customers can ask for product details and application forms on Shinsei Bank's website (http://www.shinseibank.com).

Customers can request the Bank via the Web to provide information materials on Sirius Harmony, and apply for the product by mail-order to the Bank. Insurance premiums can be paid online, through Shinsei Bank's internet banking (Shinsei *PowerDirect*).

The mail-order type Sirius Harmony has partial difference from those offered over the counter of Shinsei Bank in the conditions for sales.

To ensure a full understanding of the features of the product for customers who cannot visit Shinsei Bank branches, the Bank provides explanations via the Call Center (Shinsei *PowerCall*) and the Web, as well as Web-based investment simulations (linked to Alico Japan website) for Sirius Harmony, with the aim of creating alternative opportunities to provide information, instead of consulting services at branches. Customers can consider individual annuity insurances anytime at their own pace.

Given the next deregulation in December 2007, Shinsei Bank will continue offering products that suit customer lifestyles, by making the most of channels, such as the Internet and the Call Center (Shinsei *PowerCall*), in addition to traditional branch-based consulting services.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

* <Sirius Harmony>

Differences in Product Features between Mail-Order Type and Over-the-Counter Type

Application	Mail Order	Over the Counter
Premiums paid in	Japanese yen only	Foreign currencies only
Invested by	U.S. dollars only	One of three currencies (U.S. dollars, Euro, or Australian dollars)
Minimum Single Premium	1.5 million yen or more	10,000 U.S. dollars, 10,000 Euros, or 20,000 Australian dollars
Deferred period	3Y, 5Y, 7Y, or 10Y	5Y, 7Y, or 10Y
Customer's age at contract (Issue age)	20 – 87 years old	0 – 85 years old

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

【Attachment】

Mail-Order Type Sirius Harmony, Individual Annuity Insurance:
Image of the Contents to Appear on the Shinsei Bank website (http://www.shinseibank.com)

■ "Product Explanation" screen


米ドルでふやす楽しみ
シリウスHarmony
積立利率 4.59%
積立利率 5.12%

■ "Request for Information Materials" screen


シリウスHarmony

■ "Investment Simulation" screen (linked to Alico Japan website)


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SHINSEI BANK

For Immediate Release

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com
(Code: 8303 TSE First Section)

Shinsei Bank to Exhibit Art Works at Omotesando Hills Financial Center

Tokyo (Tuesday, February 6, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will display art works of Mr. Dzine, an American artist, within Omotesando Hills Financial Center which is located on third floor, Dojun Wing of Omotesando Hills from Saturday, February 10, 2007 to mid May, 2007.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." To send out this "Color your life" message, art works are on display within Omotesando Hills Financial Center after its opening in May, 2006.

Mr. Dzine's career started in graffiti art, yet the dynamic style that has brought him international acclaim inherits aspects of the movements in post-war American painting such as Abstract Expressionism and Color Field painting. The Bank will exhibit three of his works made of glass beads, acrylic, etc.

Outline of the Art Exhibition at Omotesando Hills Financial Center

Place:	Omotesando Hills, Dojun Wing 3F, 12-10, Jingumae 4-Chome, Shibuya-ku, Tokyo
Period:	Saturday, February 10 through mid May, 2007
Contents:	Exhibition of 3 art works, created by Mr, Dzine, American artist, at Omotesando Hills Financial Center

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

[Appendix]

[Art works of Mr. Dzine planned to be exhibited at Omotesando Hills Financial Center]



Title: "The Richest Man in Babylon"
2004
Size: 101.6 x 101.6 x 5 cm
Material: Acrylic on canvas on board covered with glass beads



Title: Untitled (study for an electronic symphony)
2006
Size: 30 x 30 cm
Material: Acrylic on canvas on board covered with glass beads



Title: "Optic Study"
2005
Size: Diam. 91.5 cm
Material: Envirotex and acrylic on canvas on board

[Mr. Dzine's profile]

Dzine is an up-and-coming painter currently based in Chicago, where he was born in 1970, and is very active internationally.

Strongly influenced by the graffiti art movement in the 1980s when he was still in his teens, Dzine first came to prominence as a young Chicago painter at the start of the 1990s. His work extends past the conventional boundaries of art, and has included numerous collaborations with leading club culture producers and DJs – including DJ Cam, Gotan Project, Yellow Productions, and Guidance Recordings. Encompassing visual art, fashion, and music, Dzine has become one of the

driving forces of youth culture in a broad sense.

In addition to his paintings in graffiti art, the dynamic style that has brought Dzine international acclaim inherits aspects of Abstract Expressionism, Color Field painting, and other movements in post-war American painting. Despite his youth, he has established a reputation with curators and collectors worldwide as a pivotal figure who is opening new doors for abstract expression.

In 2002, he produced a nine-meter mural at the Museum of Contemporary Art Chicago as a site-specific installation "Sampler." His first major solo exhibition in Japan was at SCAI the Bathhouse in Tokyo in May 2004. In 2005, his solo exhibition "PUNK FUNK" at the Contemporary Art Museum St. Louis included a massive mural that attracted a great deal of interest. In 2006, his activities included a solo exhibition at the Museum of Art in Puerto Rico, an artist-in-residence program and solo exhibition at the Baltic Centre for Contemporary Art in Newcastle, UK, a massive outdoor installation project in the Netherlands, and another solo exhibition in Tokyo first time in two years. In 2007, Dzine's work seems likely to progress further heights, including a project for the Venice Biennale and solo exhibition in Rome.

SHINSEI BANK

AXA LIFE INSURANCE

February 6, 2007

Shinsei Bank, Limited

AXA Life Insurance Co., Ltd.

Shinsei Bank Launches AXA Life's Individual Variable Annuity "HALF time" for Baby-Boomer Generation

'Security for the future' and 'Expectation for accumulation' at the "halfway stage' of life

Shinsei Bank, Limited (Head Office: Chiyoda-ku, Tokyo; President and CEO: Thierry Porté) will launch the individual variable annuity "HALF time"[*1] on Tuesday, February 13, 2007 through its branches, including Shinsei Financial Centers (excludes some branches). This product was developed by AXA Life Insurance Co., Ltd. (Head Office: Minato-ku, Tokyo; President: Paul Sampson)

"HALF time" is a whole life individual variable annuity targeting the "baby-boomer generation". Customers can freely set the length of the accumulation period from a minimum of one year, and the product is also equipped with two special features to increase the guaranteed total payout (Roll-up guarantee feature and Ratchet guarantee feature). Investment in the separate account will be continued even after an annuity payout has started, which enables policyholders to pursue additions to guaranteed total payouts[*2]. With all these features, this is an individual variable annuity that was developed to enable customers to enjoy their second life with lifetime annuities.

<u>Possible to start receiving annuities after a minimum of one year</u>

The accumulation period, ranging from one year up to 35 years, can be set in units of one year at the beginning of a contract, thereby enabling policyholders to start receiving annuities from after a minimum of one year.

<u>Total payout to increase annually – regardless of the investment performance; upward opportunity if investment performance is strong</u>

A **<u>"Roll-up guarantee feature"</u>** provides a guarantee of minimum total payouts[*3] that increase annually by 2% against the single premium (principal). For example, after an accumulation period of 10 years has elapsed, 120% of the single premium will be guaranteed as a minimum total payout. Also, in order to 'pursue increased total payouts even further by taking advantage of upward trends in the stock market', the product also has a **<u>"Ratchet guarantee feature"</u>** that reflects the investment performance of the separate account on the day of every yearly contract date in the amount of total payouts. The total payout increases when the investment performance is favorable and will not decline once it has been determined.

<u>Guarantees lifetime annuities / Opportunities to further increase the total payout even after an annuity payout has started</u>

During the annuity payout period, a certain percentage (4% in the case of an accumulation period of 5 to 10 years) relative to the guaranteed total payout can be received as an annuity throughout the

policyholder's lifetime. Even after an annuity payout has started, the account value will continue to be invested in the separate account, and thus opportunities to further increase the total payout will be provided.

With the increase in the average life span, there are growing demands to systematically secure living expenses in preparation for a long life. "HALF time" is an individual variable annuity that was created in response to the voices of customers mainly in the "baby-boomer generation", who "wish to plan and prepare for their second life to enjoy themselves at the halfway stage of their lives" and also "wish to increase their financial assets securely and steadily".

*1: Official name: Variable Individual Annuity (06) with Separate Account Annuity Rider (Whole-Life) with Guaranteed Benefit.
*2: This becomes the standard value for calculating the annual annuity payout. This amount will be guaranteed as the minimum total payout (paid-up annuity plus the lump-sum death benefit).
*3: This above guarantee will be available for annuity payment only, not for lump-sum payment.

Main Features of 'HALF time'

<Flexibility in setting the accumulation period from minimum of one year>

The accumulation period, ranging from one year to 35 years, can be set at the time of the contract in units of one year. The accumulation period can also be extended or shortened within this range (from one year up to 35 years) after the contract has started (i.e., the annuity payout start date can be changed).

<Roll-up guarantee feature>

During the accumulation period, regardless of the investment performance, the guaranteed total payout will increase by a simple interest rate of 2% against the basic sum-insured (single premium) on the yearly contract date and be determined as the guaranteed roll-up value (roll-up period: maximum 10 years). For instance, guaranteed minimum total payouts of 110% and 120% will be secured when five-year and ten-year accumulation periods have elapsed, respectively.

<Ratchet guarantee feature>

If the investment performance is favorable and the account value on the day preceding the yearly contract date exceeds the basic sum-insured (single premium), the guaranteed total payouts will be upwardly revised accordingly. Once determined, the guaranteed ratchet value will not decline. Thereafter, if the account value on the day preceding the yearly contract date exceeds the pre-determined guaranteed ratchet value, it will be determined as the new guaranteed ratchet value.

<Separate account whole life annuity>

A certain percentage (accumulation period of 1-2 years: 3%; 3-4 years: 3.5%; 5-10 years: 4%) relative to the guaranteed total payout can be received as an annuity throughout the policyholder's lifetime. Furthermore, as the account value will be invested as a separate account during the annuity payout period, the guaranteed total payout will be reviewed if the account value exceeds the pre-determined guaranteed total payout.

<Death benefit / Guaranteed minimum lump-sum death benefit>

During the accumulation period: The largest amount among the guaranteed roll-up value, guaranteed ratchet value, and account value will be paid as the death benefit.

During the annuity payout period: The larger of the guaranteed total payout less accumulated paid-up annuity or the account value will be paid as the lump-sum death benefit.

<Product Outline>

Insurance age:	Age 55 through 75
Premium payment:	Single premium
Accumulation period:	1-35 years (in units of one year)
Minimum premium:	¥2,000,000
Investment trust utilized:	Age 55 through 70: Global diversification type 40AL(501)(Japanese equity 20%, Japanese bonds 30%, foreign bonds with currency hedge) 15%, foreign bonds without currency hedge) 15%, foreign equity 20%)
	Age 71 through 75: Global diversification type 20AL(502)(Japanese equity 10%, Japanese bonds 40%, foreign bonds with currency hedge 40%, foreign equity 10%)
	* This product is subject to the Cooling-Off System.

About Shinsei Bank

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

About AXA Life

AXA Life Insurance Co., Ltd. is a member of the AXA Group, one of the world's largest insurance and financial groups. Standard & Poors' insurance financial strength rating for AXA Life Insurance Co., Ltd. is AA-. For more information, visit www.axa.co.jp.

About AXA Group

AXA group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depositary Share (ADS) is also listed on the NYSE under the ticker symbol AXA. For more information, visit www.axa.com.

Attachment

HALFtime ハーフタイム

Main Features of HALF time

○○ Contract Example ○○

Accumulation period : 10 years

This product is subject to the Cooling-Off System.



Guaranteed Ratchet Value
The larger of the account value on the day preceding the yearly contract date or the determined guaranteed ratchet value will be the new guaranteed ratchet value on the yearly contract date.
Guaranteed Roll-Up Value
Regardless of the investment performance, guaranteed roll-up value will increase by a simple interest rate of 2% against the basic sum-insured (single premium) on the yearly contract date
Death Benefit
The largest amount among the followings on the date of the death of the insured :
Guaranteed Ratchet Value
Guaranteed Roll-Up Value
Account Value
Separate Account Whole Life Annuity
The percentage indicates the multiplying factor against the guaranteed total payout in the case the accumulation period is 10 years.
4%
Lump-Sum Death Benefit
The largest amount between the followings on the date of the death of the insured .
The balance after deducting the accumulated paid-up annuity from the guaranteed total payout
Account Value
5% Initial Fee*
Basic Sum-Insured (Single Premium)
Account Value
Death Benefit
Guaranteed Total Payout
Annuities will be paid for a lifetime even if the account value becomes zero in mid course.
Contract Date
Yearly Contract Date
Completion of Accumulation Period
Annuity Payout Start Date (day after the completion of accumulation period)
Accumulation Period (10 years)
Annuity Payout Period (Whole Life)

There will be no surrender charge deducted from the cash value in the case of surrender due to a sudden need for funds.

The account value can be received in the form of a lump-sum payment after the annuity payout has started, based on an application by the policyholder.

* The balance after deducting the initial contract fee (5%) from the single premium will be transferred to the separate account at the end of the separate account transfer date

* The amount of annuity will be deducted from the account value at the end of the day preceding the annuity payout date
* The above diagram is an example. It is not a guarantee or a forecast of the future account value guaranteed ratchet value, guaranteed total payout or special account annuity payout

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Announcement of Senior Management Changes
Further Acceleration of Business Transformation at APLUS

Tokyo (February 13, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following senior management changes:

Mr. Junji Sugiyama, Chairman of Shinsei Bank, will assume additional responsibilities as Non-Executive Chairman of APLUS Co., Ltd ("APLUS").

Mr. Clark Graninger, Executive Vice-President, Head and Chief Executive of Institutional Banking Group at Shinsei Bank, will assume responsibility as President and Chief Executive Officer of APLUS and will relinquish his current position at Shinsei Bank.

Mr. Shuji Kagotani, Director of Shinsei Trust & Banking Co., Ltd ("Shinsei Trust"), will assume responsibility as Vice President of APLUS and will relinquish his current position at Shinsei Trust.

These appointments will be effective on obtaining all necessary approvals. Further management changes will be advised in due course.

"We firmly believe in the viability and profitability of APLUS and are making these senior management changes to further accelerate the business transformation at APLUS" said Mr. Thierry Porté, President and Chief Executive Officer of Shinsei Bank.

In response to the significant changes taking place in the consumer finance industry, APLUS earlier announced, on January 16, 2007, a major business transformation program. Shinsei Bank believes that these measures will enable the subsidiary to return to profitability in fiscal year 2007 and to achieve profitable growth thereafter. Furthermore, Shinsei Bank remains committed to delivering sustainable long-term profitable growth through its three pillar business strategy which includes Consumer and Commercial Finance. Consequently, Shinsei Bank will continue to provide APLUS with all financial, management and technical resources to fully support and accelerate its business transformation program.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Wednesday, February 21, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective February 21, 2007.

	New Position	**Former Position**
Michiyuki Okano	Statutory Executive Officer, Head of Operations Sub-Group, Head of Retail Services Sub-Group, GM of Retail Services Division, GM of Process Control Division, GM of Operations Services Division, GM of Grand Cayman Branch, and GM of Retail Technology Division	Statutory Executive Officer, Head of Operations Sub-Group, Head of Retail Services Sub-Group, GM of Retail Services Division, GM of Process Control Division, GM of Channel Management Division, GM of Operations Services Division, and GM of Grand Cayman Branch

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited

(Code: 8303 TSE First Section)

Shinsei Bank to Raise Interest Rates on the Yen Savings Deposit

Tokyo (Thursday, February 22, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will raise the interest rates on the yen savings deposits as follows.

For the individual customers, effective Friday, February 23, 2007, the Bank will raise *PowerFlex* Yen Savings Deposit interest rate by 0.10% p.a. up to 0.35% p.a. (0.28% p.a. after tax) depending on the balance maintained. Shinsei Bank will also raise the interest rate by 0.10% p.a. to 0.20% p.a. on the yen savings deposit for institutional customers, effective Monday, February 26, 2007.

PowerFlex Yen Savings Deposit Interest Rate

Balance maintained in Yen Savings Deposit	Interest rate after revision (effective February 23, 2007)	Interest rate before revision
JPY 10 million or more	0.35% p.a. (0.28% p.a. after tax)	0.25% p.a. (0.20% p.a. after tax)
JPY 3 million or more but less than JPY 10 million	0.25% p.a. (0.20% p.a. after tax)	0.15% p.a. (0.12% p.a. after tax)
JPY 1 million or more but less than JPY 3 million	0.20% p.a. (0.16% p.a. after tax)	0.10% p.a. (0.08% p.a. after tax)
Less than JPY 1 million	0.11% p.a. (0.088% p.a. after tax)	0.01% p.a. (0.008% p.a. after tax)

Yen Savings Deposits Interest Rate for Institutional Customers

Interest rate after revision (effective February 26, 2007)	Interest rate before revision
0.20% p.a.	0.10% p.a.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Announcement of Concluding the Sponsorship Agreement with UNICO Corporation

Tokyo (Thursday, February 22, 2007) –Shinsei Bank, Limited ("Shinsei Bank") announced today that together with Shinsei Bank's consolidated subsidiary Showa Leasing Co.,Ltd. ("Showa Leasing"), it has concluded the Sponsorship Agreement with UNICO Corporation ("UNICO") which contemplates the transfer of UNICO's business and assets.

1. Purpose of the sponsorship agreement

Consumer and Commercial Finance is placed as part of the strategic business pillar together with Institutional Banking and Retail Banking at Shinsei Bank and provides products and services to consumer finance, small to mid-sized businesses and specialty property customers.

UNICO has filed a bankruptcy-reorganization plan in October 2006, and is now under corporate reorganization proceedings. It has a wide customer base and network through out Japan focusing on Hokkaido and Tokyo metropolitan areas, and operates consultation sales, value-added sales, and fee business which meet the customer needs.

Shinsei Bank will revitalize UNICO's business under Showa Leasing and further strengthen Consumer and Commercial Finance by expanding the revenue base and deliver sustainable growth.

2. Profile of UNICO

Please refer to the attachment

3. Details of the Sponsorship Agreement

The transfer of UNICO's financial business and assets to the subsidiary of Showa Leasing

4. Effects on Future Performance Prospects

If the transfer of the financial business and assets are conducted by March 31, 2007, the assets of UNICO will be reported on Shinsei Bank's balance sheet from the end of March 2007. Shinsei Bank, therefore, does not expect that there will be any effect upon its net income projections for fiscal year 2006.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Attachment

Corporate Profile

Company Name	UNICO CORPORATION
Address	6-23, NijyuYonken 2-Jyo 4-Chome, Nishi-ku, Sapporo city Unico Building
Established	February, 1973
Paid-in Capital	656.09 Million
Beginning date of corporate reorganization proceedings	November 30, 2006
Representative	Administrator Toru Nagasawa
Numbers of Employees	87 (as of November 30, 2006)
Description of Business	Sales, Installment Sales and Lease mechanical equipments mainly of constructing equipment and environment related equipments
Offices	Head Quarter/Sapporo Branch (Sapporo) Tokyo Office (Minato-ku, Tokyo) Tohoku Branch (Sendai) Nagoya Branch (Nagoya) Osaka Branch (Osaka) Kyushu Branch (Fukuoka) Doutou Satellite Office (Obihiro) Asahikawa Satellite Office (Asahikawa)

INFORMATION

SHINSEI BANK

For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

No Change in Shinsei Bank's Consolidated Financial Forecast for Fiscal Year 2006 Following Shinki's Revised Full Year Financial Forecast Announcement

Tokyo (February 23, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") confirmed that the revised full year fiscal 2006 result forecast announced today by its 36.4% owned affiliate Shinki Co. Ltd, ("Shinki") does not have a material impact on Shinsei Bank's consolidated reported net income forecast of 40.0 billion yen for fiscal year 2006.

Shinsei Bank's consolidated financial results forecast already estimated possible losses arising mainly from increased reserves for interest refunds at Shinki in this fiscal year.

As has been previously announced, Shinsei Bank is also currently assessing together with its external auditors the additional impact on the consolidated and non-consolidated financials of both Shinsei Bank and APLUS on account of impairment of investments in subsidiaries/affiliate and of goodwill and other intangibles. The Bank will release details of any such additional impact in a timely and appropriate manner.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Tuesday, February 27, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective March 14, 2007.

	New Position	Former Position
Clark Graninger	Retirement	(Executive Vice President, Head and Chief Executive of Institutional Banking Group, and GM of IB Business Division)

Effective March 15, 2007, Clark Graninger will become Advisor of APLUS Co., Ltd.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Resignation of a Director from the Board of Directors of Shinsei Bank

Tokyo (February 28, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") announced today that Mr. Timothy C. Collins, Senior Managing Director and CEO of Ripplewood Holdings, resigned from the Board of Directors of Shinsei Bank.

Mr. Collins led the effort to acquire and restructure the Long-Term Credit Bank of Japan, ("LTCB") in 1999 and 2000. As general partner, together with J. Christopher Flowers, of the New LTCB Partners, he played a major role in LTCB's rebirth as Shinsei Bank. These efforts culminated in the Bank's successful initial public offering and re-listing on the Tokyo Stock Exchange in February 2004. The New LTCB Partners have distributed all funds to the original partners and the partnership has been dissolved in December 2006. Therefore, Mr. Collins has deemed it an appropriate time to leave the Board.

"Shinsei Bank has a strong balance sheet, a world-class Board of Directors, motivated and capable employees, great business systems, and a sound strategy", said Mr. Collins. Thierry Porté, Shinsei Bank President and CEO, stated that "Shinsei Bank owes Mr. Collins great gratitude and admiration. From the very creation of Shinsei, Mr. Collins has provided leadership, enthusiasm and vision. He was the catalyst for the extraordinary transformation of Shinsei Bank. We at Shinsei are most grateful for his tremendous dedication and unwavering support."

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Thursday, March 1, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes:

1. Organizational Changes
Centralized Operations Division ("COD") will be newly established in the Operations Sub-Group of the Banking Infrastructure Group in order to further streamline "operations".

2. Effective Date
March 1, 2007

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Wednesday, March 14, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective March 14, 2007.

	New Position	Former Position
Sang-Ho Sohn	Senior Managing Executive Officer, Head and Chief Executive of Institutional Banking Group, GM of IB Business Division, and GM of Specialty Finance Division	Head of Institutional Banking Group, and GM of Specialty Finance Division
Yoshikazu Sato	Statutory Executive Officer, Head of Technology Sub-Group, GM of Information Technology Division, GM (for Special Assignment) of Information Technology Division, and GM of Technology Support Division	Statutory Executive Officer, Head of Technology Sub-Group, GM of Information Technology Division, GM (for Special Assignment) of Information Technology Division, GM of Technology Support Division, and Head of Retail Services Sub-Group

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Wednesday, March 14, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes:

1. Organizational Changes

(1) Legal and Corporate Governance Group ("LCG") will be newly established to further enhance the compliance and corporate governance point of view. It shall be consisted of the Compliance Division and the Legal Division both transferred from the Corporate Affairs Group ("CAG"), together with the Office of Corporate Secretary which is currently an Independent Division. Investor Administration Office shall be newly established in the LCG.

(2) Human Resources Division ("HRD") shall be extracted from the CAG and become an Independent Division. The independency of HRD will be effective for efficient HR operation or treatment to follow the direction from the top management, by way of closer cooperation with the Office of CLO.

2. Effective Date

March 14, 2007

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

INFORMATION

SHINSEI BANK

For Immediate Release

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Start the Alliance Service for "Shinsei VISA Card" The Credit Card with 32-color Choices

—Tie-up with APLUS, a unit of Shinsei Bank Group —

Tokyo (Friday, March 23, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that effective Monday, March 26, 2007, it will start the alliance service for the "Shinsei VISA Card", the credit card with 32-color choices, through its website (http://www.shinseibank.com)[1] in association with APLUS Co., Ltd ("APLUS") (Head office: Osaka-city, Osaka Prefecture; President and CEO: Clark Graninger). The Bank will hold the "Shinsei VISA Card" campaign from Monday, March 26 to Saturday, April 28, 2007.

The "Shinsei VISA Card" will be offered in two product types; "Power Standard" with no annual membership fee and "Power Prestige" with an annual membership fee of 3,000 yen including tax. Customers will also be able to choose the color card of their choice from a total of 32 colors, which is the same as Shinsei Bank's color cash card.
Customers who utilize the "Shinsei VISA Card" at any participating VISA merchants worldwide or APLUS merchants for a total of 100,000 yen or more will receive a cash back depending on the amount they spend. The cash back rate is up to 1.0% for "Power Prestige" and up to 0.5% for "Power Standard".

"Shinsei VISA Card", the color card with 32-color choices, was created under Shinsei Bank's brand concept of "Color your life", which aims to bring into reality an abundant lifestyle full of color to our customers. Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

— Image of "Shinsei VISA Card" —


VISA

Details of the "Shinsei VISA Card" Campaign

Period	From Monday, March 26, 2007 to Saturday, April 28, 2007
Qualification	Customer who completes the application for the "Shinsei VISA Card" through Shinsei Bank's website by Saturday, April 28, 2007 and is a "Shinsei VISA Card" member at Thursday, May 31, 2007.
Campaign	Power Standard: "Power Standard" members have a chance to be one of 1,000 customers to receive 500 yen. (500 yen will be credited to Shinsei's *PowerFlex* account around July, 2007. Power Prestige: The first year annual membership fee (3,000 yen) for "Power Prestige" is free.

Please refer to the attachment for further information.

1. Customers will be able to apply for "Shinsei VISA Card" at Shinsei branches starting mid-April, 2007.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

■**Product outline of the "Shinsei VISA Card"**

Product and Services		"Power Standard"			"Power Prestige"		
Name		Shinsei VISA Card					
Card type		"Power Standard" or "Power Prestige"					
Card Design		Option of 32 color cards					
International brand		VISA International					
Family member card		Up to three family members					
Term of validity		4 years					
Card specification		Magnetic stripe and IC					
ETC card		Shinsei APLUS ETC Card (Free membership fee / Additional application required.)					
Annual membership fee		0 yen			3,000 yen (including tax)		
Card shopping	APLUS merchants (Domestic) VISA merchants (Worldwide)	One-time payment (free of charge) Two-time payment (free of charge) Lump-sum payment with bonus (free of charge) Installment payment at 3, 6, 10, 15, or 20 times (fees for installment payments will be from 10.76% p.a. to 13.25% p.a.)					
		Revolving payment	15.0% p.a.		Revolving payment	12.0% p.a.	
Cash advance	APLUS' partner ATM	APLUS partner's financial institutions, etc. (About 140,000 ATMs nationwide)					
	VISA/Plus-Net	About 1,100,000 units in 172 countries overseas					
	Interest rate	18.0% p.a.			12.0% p.a.		
Travel and life services	Domestic travel accident insurance	Accidental death and physical impediment	Up to 10 million yen		Accidental death and physical impediment	Up to 30 million yen	
	Applied only when the travel costs is paid via the "Shinsei VISA Card"				Hospitalization insurance amount	5,000 yen per day	
					Regular doctor visit insurance amount	2,000 yen per day	
	Overseas travel accident insurance	Accidental death and physical impediment	Up to 10 million yen		Accidental death and physical impediment	Up to 30 million yen	
		Injury	Up to 2 million yen		Injury	Up to 3 million yen	
		Illness	Up to 2 million yen		Illness	Up to 3 million yen	
		Personal items protection (per travel)	Up to 200,000 yen[1]		Personal items protection (per travel)	up to 500,000 yen[1]	
		Self indemnity (per accident)	20 million yen		Self indemnity (per accident)	20 million yen	
		Rescue fees	2 million yen		Rescue fees	2 million yen	
	Shinsei VISA Medical Desk				Emergency medical care or Consulting with a medical specialist		
	Individual self indemnity insurance				Self indemnity (per accident)	300,000 yen[2]	
Cash back service[3]	Amount spent	Monthly point[4]	Special additional point[5]	Total point	Monthly point[4]	Special additional point[5]	Total point
	Less than 250,000 yen	0.25% (1 point for 2,000 yen)	–	**0.25%**	0.5% (1 point for 1,000 yen)	–	**0.5%**
	Not less than 250,000 yen and less than 500,000 yen		0.125%	**0.375%**		0.25%	**0.75%**
	500,000 yen or more		0.25%	**0.5%**		0.5%	**1.0%**

1. Up to 1 million yen during policy term. Co-payment of 3,000 yen per accident
2. Co-payment of 50,000 yen per accident.
3. Cash back eligible from total purchase of 100,000 yen or more. Cash back point to be carried forward to the end of the following fiscal year
   Application necessary from the customer for cash back.
   Cash back amount will be offset with credit card bill, and the residual amount will be credited to Shinsei's *PowerFlex* account.
4. Added automatically according to the amount spent in a month. 1point is redeemable for 5 yen at the timing for cash back
5. Added once in the end of a fiscal year depending on the total amount spent during the fiscal year. 1 point is redeemable for 5 yen at the timing of cash back

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Continued Support for APLUS with Capital Infusion and Increased Focus on Synergies

Tokyo (March 23, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that it will infuse 20 billion yen of capital into its subsidiary APLUS Co. Ltd. ("APLUS").

"We continue to provide APLUS with all the necessary resources to support its business transformation while benefiting from the synergies that can be generated from its close relationship with Shinsei Bank" said Thierry Porté, President and Chief Executive Officer of Shinsei Bank.

APLUS today obtained approval at an Extraordinary Shareholders Meeting to raise 20 billion yen through the issuance of preferred stock which will be fully subscribed by Shinsei Bank. The Bank will also consider subscribing to any future additional issuances by APLUS to support its business growth.

Shinsei Bank believes that the measures that APLUS has been taking in response to the challenging environment affecting the consumer finance sector will enable the subsidiary to return to profitability in fiscal year 2007 and to achieve profitable growth thereafter. Consequently, Shinsei Bank has been fully supporting APLUS' business transformation program, including the recent appointments of Mr. Junji Sugiyama, Chairman of Shinsei Bank, as non-executive Chairman of APLUS and Mr. Clark Graninger, former Executive Vice-President of Shinsei Bank as President and Chief Executive Officer of APLUS.

APLUS is a key component of Shinsei Bank's strategic Consumer and Commercial Finance business pillar. It not only provides the Bank with an important platform to grow its consumer finance business but can also generate significant synergies with other areas of the Bank, such as the launch of the Shinsei Bank credit card which was announced today.

Shinsei Bank remains committed to providing APLUS with all the necessary financial, management and technical resources to support its business transformation.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

March 23, 2007

Company Name:	APLUS Co., Ltd.
Representative:	President Clark Graninger (Code: 8589 OSE First Section)
Head Office Address:	1-9, 4-chome, Minami-senba, Osaka City
Inquiry to:	Managing Executive Officer and Chief Finance Officer Satoshi Noguchi TEL (03)5229-3702(Direct)

Completion of purchase agreement for Class F Preferred shares

APLUS Co., Ltd. ("APLUS") resolved, at a Board of Directors meeting held today, to allocate Class F preferred shares as described below. The issuance of Class F preferred shares was also resolved today at an extraordinary shareholders' meeting at which the company's articles of association were changed to allow the issuance. The issuance was also agreed by the holders of Class B and Class C preferred shares.

Note

1．Description of the preferred share issuance

(1)	Type of security	Class F Preferred shares
(2)	Number of shares offered	10,000,000 shares
(3)	Issuance price	JPY 2,000 per share
(4)	Issuance amount	20 billion Yen
(5)	Increase paid in capital	10 billionYen
(6)	Increase capital surplus	10 billion Yen
(7)	Date of subscription	March 23 2007
(8)	Closing date	March 26 2007
(9)	Subscriber and number of subscription	Shinsei Bank, Limited 10,000,000 shares

(10) *APLUS has agreed with the subscriber that unless there is a prior agreement by APLUS, the subscriber may not transfer the Class F preferred shares.

This issuance of 20 billion yen is a tranche of the 50 billion yen facility authorized at today's shareholders' meeting. Additional capital will be issued based on the future needs of the business.

2. Outstanding shares

(1) Current number of outstanding shares

Common Share	227,510,777 shares
Class B Preferred Share	10,000,000 shares
Class C Preferred Share	15,000,000 shares
Class D Preferred Share	49,000,000 shares
Class E Preferred Share	71,500,000 shares

(2) New Preferred shares

Class F Preferred Share	10,000,000 shares

(3) Number of outstanding shares after the capital infusion

Common Share	227,510,777 shares
Class B Preferred Share	10,000,000 shares
Class C Preferred Share	15,000,000 shares
Class D Preferred Share	49,000,000 shares
Class E Preferred Share	71,500,000 shares
Class F Preferred Share	10,000,000 shares

3. The basis for the capital infusion and impact on APLUS' financial outlook

(1) The basis for this capital infusion

In response to the challenging market environment and resulting financial net loss for fiscal 2006 as currently projected, APLUS management views the raising of additional capital as a prudent measure in support of its fiscal 2007 business objectives. Following an initial period of revenue and expense contraction due to interest rate reductions as well as discontinuing unprofitable business, Aplus is well positioned in the medium term to expand its business in the areas of core volume, margins, channel distribution, and new offerings. While Aplus has successfully undertaken significant cost reduction measures this year and will continue to do so going forward, this new capital which will be used for the repayment of loans and other ordinary business purposes, will provide additional assurance to APLUS'business partners and customers. Under the banner "Customer Centric", "Equal Partnership", and "Frontline First", APLUS will focus on a new business model, the transformation of its earnings structure and aim to return to sound profitable growth from fiscal 2007 onwards.

(2) Impact of the infusion on APLUS' financial outlook

There is no revision of future outlook due to this capital infusion. Please see " APLUS Announces Posting Extraordinary Losses and a Revision to the Forecast Results for the Fiscal Year Ending March 31 2007" released on January 16th 2007.

4. Policy for future dividend payments

・APLUS management principles on common and preferred dividend policy.

・ Our highest priority is to return to profitability in the next financial period and return to profitable growth thereafter. Our medium to long term objective is stable earnings growth at or exceeding historical levels. The policy for future dividend payments will take these priorities and objectives into consideration as well as the condition of our balance sheet, future business development opportunities, and the business environment in which we operate.

5. Equity finance over the past three years.

(1)Equity Finance

Date/Contents	Amount of Increase/Decrease Capital	Capital amount after increase/decrease	Note
September 29, 2004 【TPA: Common Share】	34,995 Million Yen	48,648 Million Yen	Put 17,497 Million yen into capital reserves within paid-in-capital
February 28, 2005 【TPA: Class D Preferred share】	98,000 Million Yen	169,148 Million Yen	Put 120,500 million yen Into capital, 120,500million yen into capital reserve within paid-in capital
February 28, 2005 【TPA: Class E Preferred share】	143,000 Million Yen		
March 28, 2005 【Decrease in capital and capital reserve】	Capital(154,148 Million Yen) Capital reserve(149,247Million Yen	15,000 Million Yen	Capital decrease 154,148 million yen, and decrease 109,306 million yen from capital reserve In order to offset with negative retained earning at general shareholders' meeting held on June, 2005

(2)Share price movements.

	Ended March 2004	Ended March 2005	Ended September 2005*	Ended March 2006	Ended March 2007*
Open	66 Yen	235 Yen	350 Yen	533 Yen	620 Yen
High	242 Yen	356 Yen	744 Yen	780 Yen	635 Yen
Low	64 Yen	168 Yen	320 Yen	420 Yen	152 Yen
Close	236 Yen	349 Yen	542 Yen	613 Yen	165 Yen

*6 month accounting period for September 2005

*As of March 22, 2007 for fiscal year ended March 2007

6. Subscriber

Name	Shinsei Bank, Limited
Headquarters	1-8 Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo 100-8501, Japan
Representatives	Representative Statutory Executive Officer, President, Chief Executive Officer, Thierry Porte Representative Statutory Executive Officer, Chairman, Junji Sugiyama
Capital	451.2 Billion yen (As of September 30, 2006)
Relationship	Parent company owning 69.0% of voting rights (as of September 30, 2006

7. Schedule of the Capital Increase (Plan)

March 23, 2007 Board of Directors Resolution

March 23, 2007 Offering Date

March 23, 2007 Sign-off of subscription contract

March 26, 2007 Payment date

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Media Reports Regarding "Life Housing Loan"

Tokyo (Monday, March 26, 2007) - In response to certain media reports that Shinsei Bank, Limited ("Shinsei Bank") plans to sell its subsidiary, Life Housing Loan Co., Ltd ("Life Housing Loan"), Shinsei Bank announced today that no agreement has been reached or formalized in this respect.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Capital Infusion into APLUS Completed

Tokyo (Monday, March 26, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") confirmed that the infusion of 20 billion yen of capital into its subsidiary APLUS Co. Ltd. ("APLUS"), announced on March 23, 2007, was completed today. APLUS raised 20 billion yen through the issuance of preferred stock which was fully subscribed by Shinsei Bank. The Bank will also consider subscribing to any future additional issuances by APLUS to support its business growth.

APLUS is a key component of Shinsei Bank's strategic Consumer and Commercial Finance business pillar. It not only provides the Bank with an important platform to grow its consumer finance business but can also generate significant synergies with other areas of the Bank.

Shinsei Bank believes that the measures that APLUS has been taking in response to the challenging environment affecting the consumer finance sector will enable the subsidiary to return to profitability in fiscal year 2007 and to achieve profitable growth thereafter.

Shinsei Bank remains committed to providing APLUS with all the necessary financial, management and technical resources to support its business transformation.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

March 26, 2007

Company Name:	APLUS Co., Ltd.
Representative:	President Clark Graninger (Code: 8589 OSE First Section)
HeadOffice Address:	1-9, 4-chome, Minami-senba, Osaka City
Inquiry to:	Managing Executive Officer and Chief Finance Officer Satoshi Noguchi TEL (03)5229-3702(Direct)

Completion of Capital enhancement

APLUS Co., Ltd. ("APLUS") confirmed that the increase of 20 billion yen of capital, announced on March 23, 2007, through an allocation of Class F preferred shares fully subscribed by Shinsei Bank, Limited as described below, was completed today.

1. Description of the preferred share issuance

(1)	Type of security	Class F Preferred share
(2)	Number of shares offered	10,000,000 shares
(3)	Issue price	JPY 2,000 per share
(4)	Issue amount	20 billion yen
(5)	Increase paid in capital	10 billion yen
(6)	Increase capital surplus	10 billion yen
(7)	Subscriber and number of shares subscribed	Shinsei Bank, Limited 10,000,000 shares

2. Outstanding shares

Previous number of outstanding shares	373,010,777 shares (Capital before increase: 15 billion yen)
New preferred shares	10,000,000 shares (Capital increase: 10 billion yen)
The number of outstanding shares after the capital infusion	383,010,777 shares (Capital after increase: 25 billion yen)

3. Conversion Price

The conversion price is 199.3 yen.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
Code: 8303, TSE First Section

Cease and Desist Order from the Japan Fair Trade Commission and Improvement Measures by Shinsei Bank

Tokyo (Wednesday, March 28, 2007)--- Shinsei Bank, Limited ("Shinsei Bank") today received a cease and desist order from the Japan Fair Trade Commission ("JFTC") based on Article 6, Section 1 of the Act against Unjustifiable Premiums and Misleading Representations, for violating Article 4, Section 1 and Section 2 (Prohibition of misleading representations) regarding fliers distributed between August 2006 and October 2006 for "Powered Teiki Plus" (Please refer to attachment 1, Japanese only) , a time deposit offered by the Bank.

The fliers in question only printed one interest rate applicable at a certain strike rate regardless of the fact that there are cases where interest rates are lower than the one described in the fliers. The JFTC judged that, "the conditions of the time deposit are likely to be misunderstood by consumers in general to be much more favorable than actual conditions and thereby unjustly attract customers and inhibit fair competition."

We feel that our checking systems on advertisement representations were not working efficiently enough to reflect the consumers' point of view which was one of the causes for this incident. We deeply apologize for the disturbance caused to all those involved, including our customers.

The following are the measures already taken and measures to be implemented by the Bank.

(1) The violation in question has been eliminated as of December 4, 2006, and four types of strike rates and corresponding interest rates are now provided in our fliers. (Please refer to attachment 2, Japanese only)

(2) New fliers have been distributed as of January 2007, which describe benefits and

risks side by side on the front page of "Powered Teiki Plus". (Please refer to attachment 3, Japanese only)

(3) A written notice and apology will be promptly sent out to customers who invested in "Powered Teiki Plus".

(4) Measures to prevent similar representations will be taken and thorough understanding among employees will be ensured.

(5) We will continue to make efforts in reviewing our checking systems on advertisements. As additional measures to prevent a recurrence, a "Consumer Advertisement Monitoring Program" will be established (Please refer to attachment 4) in which Shinsei Bank advertisements will be overseen from the consumers' point of view.

Shinsei Bank takes this order as a grave and serious matter, and will strive to create easy-to-understand advertisement representations from the consumers' point of view.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank is available at
http://www.shinseibank.com/english/index.html.



特別定期預金（仕組預金）

毎年円で好利息を受け取る定期預金

3年間 金利 年3.19%

(税引後 年2.552%)

パワード定期プラス

(特約設定レート後決めタイプ)

円・米ドルタイプ

3年もの

金利 年 **3.19%**

(税引後 年2.552%)

たとえば、1,000万円お預け入れの場合

毎年お受取利息 約255,000円

3年間合計お受取利息 約765,000円

- 元本は満期時に円または米ドルでお受け取り(いずれかの普通預金に入金)。
- 上記の例における特約設定レートは「基準レート＝116.40円」です。2006年8月14日現在の条件に基づいた金利であり、市場動向により異なります。
また、一年ごとのお受取利息額は計算日数により、変動します。

預入金額 インターネット:50万円以上　新生パワーコール(お電話):250万円以上　店頭:250万円以上

注意事項	本預金は原則として中途解約できません。 当行がやむを得ないものと認め、中途解約に応じる場合、元本割れとなる場合があります。

Color your life　新生銀行

3年間、毎年円で好利息を受け取れ、満期金は円か米ドルで受け取る新タイプの定期預金。

POINT 1　毎年円で好利息をお受け取りいただける好金利の定期預金

期間は3年または5年。毎年の中間利払日には、お選びいただいた金利で利息を円でお受け取りいただけます。

お受取利息計算例(税引後)

	お預入金額	1年ごとのお受取利息(毎年)	3年間のお受取利息合計
3年もの	300万円	約76,000円	約229,000円
	500万円	約127,000円	約382,000円
	1,000万円	約255,000円	約765,000円

この他に5年ものもございます。

※左記の例における特約設定レートは「基準レート=116.40円」です。2006年8月14日現在の条件に基づいた金利であり、市場動向により異なります。また、一年ごとのお受取利息額は計算日数により、変動します。

※利息は、毎年の中間利払日および満期日に分割して支払われます。

POINT 2　満期時に元金を円または米ドルでお受け取り（いずれかの普通預金に入金）

満期日2営業日前の為替レートが特約設定レートと同じか円安の場合は円で、円高の場合は特約設定レートで米ドルに交換のうえ、元金のお受け取りとなります。

※商品イメージ図は、新生銀行の為替相場観を示すものではありません。お客さまのご判断でお申し込みください。

※外貨現金のお引き出しはできません。外貨建て送金には、別途送金手数料がかかります。



商品イメージ図
円安米ドル高
基準レート
特約設定レート
円高米ドル安
元金を円でお受け取り
元金を円でお受け取り
元金を米ドルでお受取り
預入日の東京時間午後3時
特約判定日（満期日の2営業日前）の東京時間午後3時

ご参考　米ドル為替レートの推移

お申し込みの際は過去の為替レートの推移をご確認のうえ、お申し込みいただくことをおすすめいたします。

右のグラフは過去の実績を示すものであり、将来を予測するものでも、当行の為替相場観を示すものでもありません。（出所：ブルームバーグ）



(米ドル/円)
為替レート(米ドル-円)の推移
250
200
150
100
50
1986年1月
1990年1月
1995年1月
2000年1月
2005年1月

注意事項	本預金は原則として中途解約できません。 当行がやむを得ないものと認め、中途解約に応じる場合、元本割れとなる場合があります。

【パワード定期プラス(特約設定レート後決めタイプ)について】■パワード定期プラスは通貨オプションを内包しており、満期日の2営業日前の東京時間午後3時の円-米ドルの為替レートが特約設定レートと同じか円安の場合、円で元金のお受け取り、円高の場合、円の元金を特約設定レートで米ドルに交換のうえでお受け取りとなり、それぞれの円普通預金、外貨普通預金に入金されます。また、満期日以降は該当通貨の普通預金店頭表示金利が適用されます。■当行所定の条件(金利·期間·設定レートの組み合わせ)をお選びいただけます。期間は3年または5年となります。■特約設定レートは「基準レート」「基準レート−5円」「基準レート−7.5円」「基準レート−10円」の中からお選びいただけます。特約設定レートおよび適用金利は、後日送付される「確認書」でご確認いただきます。■特約設定レートの基準レートは設定日の当日、東京時間の午後3時に決定されます。■本預金の中途解約は原則できません。当行がやむを得ないものと認め、満期前解約に応じる場合、満期前解約に伴い発生する解約日から満期日までの本預金の再構築額およびそれに伴う費用を当行所定の計算により算出した金額を元本から差し引いたうえで、同口座の円普通預金へ入金します。この場合、当初預入金額を下回り、元本割れが生じる可能性があります。■満期時に米ドルでお受け取りとなり、その後円転する場合は、為替手数料(原則として片道1円·2006年8月14日現在のものであり、将来変更となる場合があります。)を含む当行TTBレート(外貨から円貨への換算相場)が適用されます。このため、外貨でお受け取りとなった以降、為替変動がなかった場合でもお受け取り金額は、外貨に交換された円の元金を下回ることがあります。■外貨でのお受け取りとなり、その後円転した場合、その為替相場によっては為替差損が生じ、当初元本を割り込む可能性があります。■満期時に外貨での元金お受け取りとなった場合、預金保険の対象ではなくなります。■上記金利·利息は2006年8月14日現在、「特約設定レート=基準レート=116.40円」の場合の条件を基に算出しています。金利および設定レートは市場動向により変動します。■店頭に説明書をご用意しています。



毎年しっかり円の好利息を受け取りたい。
そんなご要望にお応えする「パワード定期プラス」。
資産運用の入門編としておすすめの定期預金です。

Color your life

新生銀行

新生パワーコール 0120-456-860 [24時間365日お気軽にどうぞ]

www.shinseibank.com

2006-8



満期金は円または米ドルで受け取る仕組預金

3年間 金利 年3.02%

（税引後 年2.416%）

パワード定期プラス

（特約設定レート後決めタイプ）

期間限定 今ならボーナス利息をプレゼント！ 詳しくは裏面へ。

2006年12月8日（金）〜2007年2月1日（木）まで

元本は満期時に円または米ドルでお受け取り

（満期時の為替レートにより、当行が受け取り通貨を判定し、いずれかの普通預金に入金します。）

円・米ドルタイプ

3年もの

金利 年3.02%（税引後 年2.416%）

＜満期後は円または米ドル普通預金店頭表示金利となります＞

金利は2006年10月2日現在、「特約設定レート＝基準レート＝118.33円」の場合
特約設定レートは原則として「基準レート」「基準レート −5円」「基準レート −7.5円」「基準レート −10円」からお選びいただけます また、特約設定レートにより金利が変わります（特約設定レート＝基準レート −10円＝108.33円の場合、金利は 年1.04%（税引後 年0.832%）となります ）

詳しくは裏面をご覧ください

- 満期時のお受け取り通貨は、満期日の2営業日前の実勢為替レートに基づき当行が判定いたします。詳しくは裏面をご覧ください。
- 米ドル普通預金に入金となった場合、その後円転する場合は、為替レートの変動により米ドルに交換された円の元金を下回り、元本割れとなることがあります。
- 米ドル普通預金に入金となった場合、その後円転する場合は、為替手数料（原則として片道1円）を含む当行TTBレート（外貨から円貨への換算相場）が適用されるため為替レートの変動がなかった場合でも、米ドルに交換された円の元金を下回り、元本割れとなることがあります。
- 金利は2006年10月2日現在、「特約設定レート＝基準レート＝118.33円」の場合であり、市場動向等により毎日変動します。

預入金額 インターネット:50万円以上　新生パワーコール（お電話）:250万円以上　店頭:250万円以上

注意事項	本預金は原則として中途解約できません。 当行がやむを得ないものと認め、中途解約に応じる場合、元本割れとなる場合があります。 また、市場の環境等によっては大きく元本割れする可能性もあります。

Color your life 新生銀行

3年間、毎年円で利息を受け取れ、
満期金は円か米ドルで受け取る新タイプの仕組預金。

POINT 1 毎年円で利息をお受け取りいただける仕組預金

期間は3年または5年。毎年の中間利払日には、お選びいただいた金利で計算した利息を円でお受け取りいただけます。

3年ものの金利・受取利息(税引後)例　(500万円預入の場合)

特約設定レート	基準レート(118.33円)	基準レート －5円(113.33円)	基準レート －7.5円(110.83円)	基準レート －10円(108.33円)
金　利	年3.02% (税引後 年2.416%)	年1.89% (税引後 年1.512%)	年1.46% (税引後 年1.168%)	年1.04% (税引後 年0.832%)
毎年のお受取利息(税引後)	約120,800円	約75,600円	約58,400円	約41,600円

※金利・利息は2006年10月2日現在の条件に基づいたものであり、市場動向により毎日変動します。また、1年ごとのお受取利息は計算日数により変動します。
※特約設定レートは原則として上記4つの条件よりお客さまがお選びいただけます。
※3年ものの他に5年ものもございます(条件・金利は異なります)。

期間限定

● 今ならボーナス利息をプレゼント！ キャンペーン期間 2006年12月8日(金)～2007年2月1日(木)まで

期間中、パワード定期プラスにお預け入れいただくと、後日(預入日より約1～2ヵ月後)ボーナス利息(特別利息)をプレゼントいたします。

お預入金額	約1～2ヵ月後の特別利息
300万円	約3,000円
500万円	約5,000円
1,000万円	約10,000円

⚠ 店頭・コールセンターの場合2007年2月1日13:30受付完了分まで、インターネットの場合同日14:00受付完了分までが対象となります。お時間にはご余裕をもってお申し込みください。

POINT 2 満期時に元金は円または米ドルの普通預金に入金

満期日2営業日前の為替レートが特約設定レートと同じか円安の場合は円で、円高の場合は特約設定レートで米ドルに交換のうえ、元金のお受け取りとなります(当行が判定いたします)。

商品イメージ図



円安米ドル高
基準レート
特約設定レート
円高米ドル安
元金を円で
お受け取り
元金を円で
お受け取り
元金を米ドルで
お受取り
預入日の
東京時間午後3時
特約判定日(満期日の2営業日前)の
東京時間午後3時

※商品イメージ図は、新生銀行の為替相場観を示すものではありません。お客さまのご判断でお申し込みください。

● 米ドル普通預金に入金となった場合、その後円転する場合は、為替レートの変動により米ドルに交換された円の元金を下回り、元本割れとなることがあります。

● 米ドル普通預金に入金となった場合、その後円転する場合は、為替手数料(原則として片道1円)を含む当行TTBレート(外貨から円貨への換算相場)が適用されるため為替レートの変動がなかった場合でも、米ドルに交換された円の元金を下回り、元本割れとなることがあります。

● 外貨現金のお引き出しはできません。外貨建て送金には、別途送金手数料がかかります。

注意事項　本預金は原則として中途解約できません。当行がやむを得ないものと認め、中途解約に応じる場合、元本割れとなる場合があります。また、市場の環境等によっては大きく元本割れする可能性もあります。申し込みにあたっては、余裕資金を充当いただき、自己の資金繰り等に重大な支障をきたさないことをご確認ください。

【パワード定期プラス(特約設定レート後決めタイプ)について】■パワード定期プラスは通貨オプションを内包しており、満期日の2営業日前の東京時間午後3時の円-米ドルの為替レートが特約設定レートと同じか円安の場合、円で元金のお受け取り、円高の場合、円の元金を特約設定レートで米ドルに交換のうえでお受け取りとなり、それぞれの円普通預金、外貨普通預金に入金されます。■当行所定の条件(金利・期間・設定レートの組み合わせ)をお選びいただけます。期間は3年または5年となります。■特約設定レートは原則として「基準レート」「基準レート －5円」「基準レート －7.5円」「基準レート －10円」の中からお選びいただけます。特約設定レートおよび適用金利は、後日送付される「確認書」でご確認いただけます。■特約設定レートの基準レートは設定日の当日、東京時間の午後3時に決定されます。■本預金の中途解約は原則できません。当行がやむを得ないものと認め、満期前解約に応じる場合、満期前解約に伴い発生する解約日から最終満期日までの本預金の再構築額およびそれに伴う費用を当行所定の計算により算出した金額を元本から差し引いたうえで、同口座の円普通預金へ入金します。この場合、当初預入金額を下回り、元本割れが生じる可能性があります。■満期時に米ドルでお受け取りとなり、その後円転する場合は、為替手数料(原則として片道1円・2006年10月2日現在のものであり、将来変更となる場合があります。)を含む当行TTBレート(外貨から円貨への換算相場)が適用されます。このため、外貨でお受け取りとなった以降、為替変動がなかった場合でもお受け取り金額は、外貨に交換された円の元金を下回ることがあります。■外貨でのお受け取りとなり、その後円転した場合、その為替相場によっては為替差損が生じ、当初元本を割り込む可能性があります。■満期時に外貨での元金お受け取りとなった場合、預金保険の対象ではなくなります。■満期日以降、元金は円普通預金または米ドル普通預金に入金となり、それぞれの普通預金店頭表示金利が適用されます。■外貨現金でのお引き出しはできません。外貨建て送金には、別途手数料がかかります。■店頭に説明書をご用意しています。※金利は2006年10月2日現在のものであり、市場動向等により毎日変動します。【ボーナス利息(特別利息)について】店頭・コールセンターの場合2006年12月8日から2007年2月1日13:30まで、インターネットの場合同日14:00までに、パワード定期プラスをご設定いただくと、通常の適用利率のほかに募集期間最終日の翌営業日から1ヵ月後の応当日までの1ヵ月間のみに対して、年1.5%(税引後 年1.2%)の特別金利を別途適用します。1年を12ヵ月とする月割計算した特別利息を預入日から約1ヵ月経過後以降の当行所定の日に支払います。特別利息の支払前に解約された場合は、特別利息をお受け取りいただけません。

－－－－－以上は、パワーフレックス口座をお持ちの個人のお客さまがご利用いただけます。

2006-12



満期金が満期時の為替レートにより円または米ドルとなる仕組預金

3年間 金利 年2.88%

(税引後 年2.304%)

パワード定期プラス

(特約設定レート後決めタイプ)

円・米ドルタイプ

3年もの 金利 年 **2.88%** (税引後 年2.304%)

<満期後は円または米ドル普通預金店頭表示金利が適用され、上記金利は適用されません>

左記の金利は2006年12月11日現在の「特約設定レート(満期時に受取通貨を判定する為替レート)=基準レート=116.70円」の場合。特約設定レートは、例えば下記の通り複数の条件の中からお選びいただけます。その場合、適用金利は異なります。

特約設定レート	基準レート (116.70円)	基準レート −5円 (111.70円)	基準レート −7.5円 (109.20円)
金 利	年2.88% (税引後 年2.304%)	年1.80% (税引後 年1.44%)	年1.39% (税引後 年1.112%)

→ 満期金を円でお受け取りになる可能性が高くなります

商品の特長

満期金は満期時に円または米ドルでお受け取りとなります。
(満期時の為替レートにより、当行が受け取り通貨を判定し、いずれかの普通預金に入金します。)

利息は円で確定、しかも満期まで1年ごとにお受け取りいただけます。

●金利および基準レートは2006年12月11日現在のものであり、市場動向等により毎日変動します。

おすすめポイント

① 確定した「円」の利息を、満期まで毎年受け取れます。

② 満期時の為替レートが特約設定レートより円安であれば、満期金を円でお受け取りいただきますので、為替差損が発生しません。

③ 満期時の受け取り通貨が外貨預金とならない限り、預金保険の対象となります。

④ 米ドルに交換される場合、特約設定レートで交換されるため為替手数料はかかりません。



ご注意いただくポイント

1. 満期時の為替レートが特約設定レートより円高になった場合、満期金は「米ドル」でお受け取りいただきます(米ドル普通預金に入金)。
2. 満期金が「米ドル」でのお受け取りとなった場合、その後円転する際は、為替レートの変動により米ドルに交換された円の元金を下回り、元本割れとなることがあります。また為替レートの変動がなかった場合でも、為替手数料(原則として片道1円)を含む当行TTBレート(外貨から円貨への換算相場)が適用されるため、米ドルに交換された円の元金を下回り、元本割れとなることがあります。
3. 為替レートがお預け入れ時より円安になった場合でも、為替差益を得ることはできません。
4. 原則として中途解約できません。中途解約された場合、元本割れとなることがあります。また、市場の環境等によっては大きく元本割れする可能性もあります。

預入金額 インターネット:50万円以上 新生パワーコール(お電話):250万円以上 店頭:250万円以上

商品の内容を十分にご理解いただき、余裕資金でお申し込みください。

Color your life 新生銀行

3年もの金利・受取利息(税引後)例 (500万円預入の場合)

特約設定レート	基準レート(116.70円)	基準レート －5円(111.70円)	基準レート －7.5円(109.20円)
金　利	年2.88% (税引後 年2.304%)	年1.80% (税引後 年1.44%)	年1.39% (税引後 年1.112%)
毎年のお受取利息(税引後)	約115,200円	約72,000円	約55,600円

※金利・利息は2006年12月11日現在の条件に基づいたものであり、市場動向により毎日変動します。また、1年ごとのお受取利息は計算日数により変動します。
※特約設定レートは複数の条件よりお客さまがお選びいただけます。
※3年ものの他に5年ものもございます(条件・金利は異なります)。

満期時のお受け取り通貨について

元金の受け取りイメージ

満期日2営業日前の為替レートが特約設定レートと同じか円安の場合は円で、円高の場合は特約設定レートで米ドルに交換のうえ、満期金をお受け取りいただきます(当行が判定し、いずれかの普通預金に入金します)。



商品イメージ図
円安米ドル高
基準レート
特約設定レート
円高米ドル安
満期金を円でお受け取り
満期金を円でお受け取り
満期金を米ドルでお受取り
預入日の東京時間午後3時
特約判定日(満期日の2営業日前)の東京時間午後3時

※商品イメージ図は、新生銀行の為替相場観を示すものではありません。お客さまのご判断でお申し込みください。

●満期金が「米ドル」でのお受け取りとなった場合、その後円転する際は、為替レートの変動により米ドルに交換された円の元金を下回り、元本割れとなることがあります。

●満期金が「米ドル」でのお受け取りとなった場合、その後円転する際は、為替手数料(原則として片道1円)を含む当行TTBレート(外貨から円貨への換算相場)が適用されるため為替レートの変動がなかった場合でも、米ドルに交換された円の元金を下回り、元本割れとなることがあります。

●外貨現金のお引き出しはできません。外貨建て送金には、別途送金手数料がかかります。

元金を米ドルで受け取った場合のリスクについて

例えば預入金額500万円、特約設定レート＝基準レート(116.70円)で設定し、満期時の為替レートが1米ドル＝110円だった場合、米ドル普通預金に入金された元金をすぐに円に交換(TTB＝109円)すると、お受け取り金額は約467万円となります。

預入元金	1米ドル＝116.70円で米ドルに交換	満期時の為替レートTTB＝109円で円に交換
500万円	→ 約42,844.90米ドル	→ 約467万円

中途解約時の思わぬ出費にご注意ください

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－－－－以上は、パワーフレックス口座をお持ちの個人のお客さまがご利用いただけます。

2007-1

Attachment 4

Establishment of "Consumer Advertisement Monitoring Program"

Shinsei Bank ("the Bank") will establish a "Consumer Advertisement Monitoring Program", where consumers will check the Bank's advertisements before and after developing such advertisements. The program will be organized as follows:

1. Advertisement monitoring

About 200 general consumers will be appointed as monitors for 6 months or 1 year to oversee the Bank's advertisements on a regular basis currently running or to be newly run. Their comments will be reflected in the creation and improvement of these advertisements. The survey will be conducted mainly through the website where monitors will answer questions about products and representations which will include open questions. Since monitors will be continually checking the advertisements for 6 months or 1 year, comments to help improve the Bank's advertisements are expected. This program is scheduled to start from April, 2007.

2. Group interview for advertisement monitoring

In the past, group interviews were held at random timings such as just before campaigns. Going forward, groups of 5 or 6 people will be selected every 3 months from the general public and Bank's customer base, where they will meet to discuss new and existing advertisements which will then be reflected in the creation and improvement of advertisements.

This is different from the previously explained "Advertisement monitoring", as we think this discussion style program with general consumers and the Bank's customers will enable our advertisements to be checked and reviewed from various perspectives. This program was started in March, 2007 and the 1st session has already been held.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (-81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Friday, March 30, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes:

1. Organizational Changes

(1) Institutional Banking Group

Real Estate Finance Division ("REFD") and Real Estate Business Division ("REBD") will be newly established in the Real Estate Finance Sub-Group. REFD shall mainly be in charge of the origination of real estate non-recourse loan transactions. REBD shall cover the corporate clients in real estate and construction industries as Relationship Managers.

(2) Risk Management Group

Operational Risk Management Division ("ORMD") will be established in the Risk Management Group as the division which will manage the Bank's operational risk in an integrative and professional way as well as promote it sophisticatedly. This is aimed to further enhance the Bank's internal control system.

2. Effective Date

April 1, 2007

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Wednesday, January 10, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective January 10, 2007.

	New Position	Former Position
Hirotaka Terai	Senior Managing Executive Officer, Head of Retail Banking Group	Deputy Head of Retail Banking Group
Satoru Katayama	Retirement	Senior Managing Executive Officer, Head or Retail Banking Group

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces APLUS' Revision of Financial Forecast for the Fiscal Year 2006

Tokyo (Tuesday, January 16, 2007) --- Please be informed that APLUS Co., Ltd. ("APLUS"), a subsidiary of Shinsei Bank, today announced its revision of financial forecast for fiscal year 2006 ending March 31, 2007. (attachment 1)

APLUS has also released today the following related announcements:

- Transformation of the Business Model (attachment 2)
- APLUS Offers Voluntary Early Retirement Program (attachment 3)
- APLUS Announces Organizational Changes (attachment 4)

The attachments are the English translation of the material originally prepared in the Japanese language by APLUS.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Attachment 1

January 16, 2007

For Immediate Release

Company name: APLUS Co., Ltd.
Representative: Teruaki Yamamoto, President
(Code: 8589 OSE First Section)
Address: 1-9, Minami-senba 4-Chome
Chuo-ku, Osaka City
Inquiry to: Satoshi Noguchi
Managing Executive Officer
and Chief Finance Officer
TEL: (03) 5229-3735 (Direct)

APLUS Announces Posting Extraordinary Losses and a Revision to the Forecast Results for the Fiscal Year Ending March 31, 2007

(January 16, 2007) APLUS today announced the posting of a significant level of extraordinary losses and the revision, as follows, of the forecast results for the fiscal year ending March 31 2007 (from April 1, 2006 to March 31, 2007), as compared to those that were announced on November 15, 2006.

1. Posting of Additional Extraordinary Losses

APLUS will be posting additional extraordinary losses of 9.5 billion yen this fiscal year as a result of a series of measures to be taken as detailed in the press releases "Transformation of the Business Model", "APLUS announces Organizational Changes", and "APLUS Offers Voluntary Early Retirement Program" which were separately announced today. These measures will lead to the posting of the following extraordinary losses (on a consolidated basis): severance payment premium of 5.5 billion yen for employees retiring voluntarily, estimated losses of 2.9 billion yen for further settlement of bad debts, and 1.1 billion yen for consolidation of branches/operation centers. As a result, a total extraordinary loss of 10.9 billion yen is estimated for FY2006.

2. Earnings Forecast Revision for the Fiscal Year Ending March 31, 2007

(1)Non Consolidated Basis (Unit: billion yen)

	Operating Revenue	Ordinary Income	Net Income
Previously announced forecast (A)	103.0	5.0	1.5
Current revised forecast (B)	102.5	(11.2)	(23.7)
Change (B) – (A)	(0.5)	(16.2)	(25.2)
Rate of difference	(0.5%)	-	-
Reference: Period ended March 2006 (6 month period)	51.3	7.6	8.0
Reference: Period ended September 2005 (6 month period)	49.3	6.1	7.5

(2)Consolidated Basis (Unit: billion yen)

	Operating Revenue	Ordinary Income	Net Income
Previously announced forecast (A)	114.0	5.0	1.5
Current revised forecast (B)	113.4	(12.2)	(25.2)
Change (B) – (A)	(0.6)	(17.2)	(26.7)
Rate of difference	(0.5%)	-	-
Reference: Period ended March 2006 (6 month period)	51.7	8.1	8.3
Reference: Period ended September 2005 (6 month period)	49.5	6.4	8.0

3. **Explanation for the Revision (Consolidated and non-consolidated basis)**

We have been controlling outstanding loans in order to strictly observe credit criteria for the purpose of increasing asset quality. As a result, outstanding loans have shown more sluggish growth than expected and the operating revenue for this fiscal year is likely to decrease by 0.5 billion yen on a non-consolidated basis and 0.6 billion yen on a consolidated basis. Expenses are expected to increase by 15.7 billion yen on a non-consolidated basis and 16.6 billion yen on a consolidated basis due to stricter credit criteria and an increase in overdue loans resulting in higher loan loss provisions, and to additional reserves to cover possible losses on reimbursements of excess interest payments. The net loss for this fiscal year is estimated to be 23.7 billion yen on a non-consolidated basis and 25.2 billion yen on a

consolidated basis mainly due to the extraordinary losses and increased provisions for loan losses explained above.

Detail of revised forecast (consolidated basis) (Unit: billions of yen)

	Operating Revenue		Ordinary Income		Net Income
Previously announced forecast (2006/11/15)	114.0		5.0		1.5
(Factors in revision)					
Decrease in revenue	(0.6)	→	(0.6)	→	(0.6)
Increase in expenses			(16.6)	→	(16.6)
Increase in reserves			(8.3)	→	(8.3)
Reserve for reimbursement for excess interest repayments *			(7.8)	→	(7.8)
Increase on SG&A & Other			(0.5)	→	(0.5)
Increase on extraordinary losses					(9.5)
Severance					(5.5)
Further settlement of bad debt					(2.9)
Organization reform & Other					(1.1)
Revised forecast (2007/1/16)	113.4		(12.2)		(25.2)

* The details of reserve for reimbursement of excess interest payments are the follows;

(Unit: billions of yen)

	1st Half	2nd Half	Total
Before Revision	2.3	1.2	3.5
Revision	-	7.8	7.8
Revised Forecast	2.3	9.0	11.3

The forecast results stated in this material were prepared based on information available as of the announcement date. Final results may vary from the forecast figures due to various factors.

(End)

Attachment 2

January 16, 2007

To All Concerned

Company Name: APLUS Co., Ltd.
Representative: Teruaki Yamamoto, President
(Code: 8589 OSE First Section)
Address: 1-9, Minami-senba 4-Chome
Chuo-ku, Osaka City
Inquiry to: Hirotaka Mizoguchi
General Manager
Corporate Strategy Department
TEL (03)5229-3702(Direct)

Transformation of the Business Model

(January 16, 2007) APLUS Co., Ltd. (APLUS) resolved to implement its business transformation plan in a meeting of the Board of Directors held today.

1. Brief Overview of the Business Transformation Program

Upholding our vision to "Enhance the value of customers, employees and shareholders and become a most efficient and effective financial service company", APLUS has been striving to establish a new business model. The abolition of grey zone interest rates due to the enactment of the revised Law Concerning Regulations on Money Lending Business (Money Lenders Law) and the tightening of regulations based on the Law Concerning Specified Commercial Transactions (*Tokutei Shou-torihiki Hou)* has dramatically changed the environment surrounding consumer credit companies since last year. In order to respond swiftly and decisively to this situation, APLUS has decided to accelerate its efforts to execute a fundamental business transformation.

Specifically, APLUS will optimize the organization at its head-quarters, consolidate branches and offer incentives for voluntary retirement to reduce staff by around 750 employees during the current fiscal year. Simultaneously, APLUS will dispose of non-performing loans and book additional reserves to cover possible losses on reimbursements of excess interest payments. APLUS will make an allocation of new shares to a third party, which is expected to be Shinsei Bank, to strengthen its balance sheet. The allocation of new shares to a third party is currently under discussion and APLUS will provide more details on this as soon as the matter is finalized.

Adopting the concepts "Customer-Centric", "Equal Partnership" and "Frontline First", from FY2007 onwards, APLUS will focus on a new business model, on the transformation of its earnings structure and aim to return to sound profitable growth.

APLUS has three main strengths, namely, (1) Shopping and Credit Card Platform, (2) Servicing: credit review and management, collection of payment operations (3) Shinsei Group Technology and Network. While making use of these strengths, APLUS will focus on ①Structural reform of main business lines following the amended Money Lenders Law/tightened regulations, ②Stronger investment in mutually profitable merchant relationships, and ③ Business expansion via new products/services and business partnerships.

In carrying out this business transformation, APLUS will also uphold the concepts of: "Speed" (readiness) and "Straight" (fairness). As a result of the transformation, APLUS will strive to further grow into a leading retail finance company equipped with the highest levels of compliance, financial base and asset quality in the industry.

1. Details of the Business Transformation

(1) Drastic revision of the cost structure

Firstly, APLUS will drastically revise its cost structure by reducing expenses and curbing credit costs. Most of the specific measures will be implemented during the current fiscal year, and we will benefit from the effects of cost reductions from FY2007 onwards.

① Reduction of Expenses

APLUS will thoroughly review its infrastructure. Regarding personnel and non-personnel expenses, APLUS will improve its ratio of non-consolidated expenses to operating revenue (which is expected to be 58% in fiscal year 2006) and will target an improvement of over 5 percentage points by FY2009.

(i) Slimmer and flatter divisional structure

As of today, APLUS has shifted to a slimmer and flatter divisional structure by eliminating overlapping operations or outsourcing from a "Frontline First" perspective. Consequently, the number of departments/offices will be reduced from 39 to 22.

(ii) Consolidation of Centers

APLUS has twelve Operation Centers that serve as a back office for business promotion including accepting applications and issuing credit cards across Japan. However, APLUS will reduce the number of Operation Centers to ten by June 2007. Subsequently, APLUS will consider and execute further consolidation by driving IT activities forward and slimming down operations.

(iii) Reduction of Personnel Cost

As APLUS implements the above-mentioned measures and review of branches, it will also offer early voluntary retirement to reduce staff by about 750 employees during FY2006. Accordingly, non-consolidated personnel expenses are expected to reduce by about 5 billion yen per year from FY2007 onwards.

② Curb on Credit Costs

Since December 2006, APLUS has adopted stricter credit criteria and strengthened human resources at its collection department. APLUS is putting a new risk management tool into place and will seek to accumulate higher-quality assets going forward. Moreover, APLUS will make loan-loss reserve criteria stricter and build up a considerable amount of loan -loss reserves in order to cover the impact of an expected credit crunch. As a result, we target lower loan-loss reserves from FY2008 onwards.

With regards to the reimbursement of excess interest payments, we expect the increasing trend observed during the end of last year to continue and, based on the amended law that was passed by the Japanese government in December, 2006, APLUS has adopted much more conservative provisioning estimates. As a result, a substantial reserve for expected losses of reimbursements of excess interest payments is to be recorded.

(2) Reformation of the Business Model and Revenue Structure

APLUS will focus on reforming its business model and revenue structure. While APLUS makes a drastic review of its core business lines - shopping credit business and consumer finance business - APLUS will also make efforts to expand its other business lines. To this end, while APLUS restructures the Business Promotion Group and reinforces the marketing function by setting up the Marketing Group as of today, it will move into a more intensive and effective business promotion service system by consolidating its branches; reducing the current 70 branches to 25 branches and 14 sub-branches by the end of the current fiscal year.

① Structural Reform of the Main Businesses Following the Amended Money Lenders Law

APLUS is focusing its operational and organizational management on being "Customer-Centric". In the shopping credit business, APLUS will place member merchants under much stricter control considering the tightening of regulations based on the Law Concerning Specified Commercial Transactions. APLUS will enhance relationships with member merchants who provide stability and trustworthy products and services.

In the consumer finance business and as a countermeasure to the impending decrease in the maximum lending rate for consumer loans expected to take effect in three years' time under the revised Money Lenders Law, APLUS is planning to gradually reduce interest rates on its credit card cashing and loan cards over the next two years. Above all, for new customers, APLUS will introduce membership screening and credit line management by adopting a new risk management system in March 2007, and reduce the applied interest rates from FY2007 onwards.

② Strengthen Relationships with Mutually Valuable Partners

In order to retain sound and sustainable relationships, APLUS will review transaction terms and conditions with existing member merchants and eliminate unprofitable member merchant relationships. We will also implement marketing efforts targeted at business partners to expand alliance business. At the same time, APLUS will deepen relationships with member business partners through continuously monitoring the status of transactions and always managing mutually profitable relationships.

③ Business Expansion via New Products/Services, New Partners

For the next three years, APLUS will grow its strategic business by providing competitive new products/services, deepening existing relationships and newly acquiring partnerships with leading blue-chip companies. Specifically, APLUS will aggressively engage in the loan guarantee market aligning itself with Shinsei Bank and other local banks nationwide. In the meantime, APLUS will further broaden its solution business base, focusing on growth businesses and industries. In addition, APLUS will capitalize on its strengths and will emphasize expanding its receivables-collection business and providing auto loans to credit card members.

(3) Cultural Reform

The transformation of APLUS' internal culture will be driven forward. More specifically, in addition to the above-mentioned "Customer-Centric" and "Equal Partnership" approach to member merchants and business partners, APLUS will reinforce the company-wide concept of "Frontline First" that places top priority on the frontline (business promotion, collection, etc.), defined as any activity which is in direct contact with customers, member merchants and business partners.

Based on the three concepts - "Customer-Centric", "Equal Partnership", and "Frontline First" - APLUS will strive to swiftly drive this transformation forward. Moreover, APLUS will be more focused than ever on compliance and will make a clear contribution to enhancing the "lifestyle" of Shinsei Bank Group's 10 million customers. On the personnel front, APLUS will provide employee welfare and focus on employees' professionalism, capability and performance while actively promoting young talent.

2. Business Forecast

APLUS plans to extend its early retirement plan during the current fiscal year, provide for additional reserves for expected losses on reimbursements of excess interest payments, and provision for costs related to non-performing loans. This will result in total costs of 26.1 billion yen, including other operating costs and extraordinary expenses, and a net loss of 25.2 billion yen in fiscal year 2006.

Management has accepted responsibility for the substantially negative business result during the first half of the current fiscal year and for the full-year negative result outlook. Steps have been taken to reduce the fulltime Executive Officers' and Executive Officer-Vice President's remuneration by 15% -30% during the second half of this fiscal year.

APLUS is well positioned and determined to become profitable from fiscal year 2007 and beyond and is targeting ordinary income and net profit of between 12 and 16 billion yen by fiscal year 2009 following the business transformation described above.

Other releases announced today in relation to this release

① APLUS Offers Voluntary Early Retirement Program

② APLUS Announces Posting Extraordinary Losses and a Revision to the Forecast Results for the Fiscal Year Ending March 31, 2007

③ APLUS Announces Organizational Changes

(End)

Attachment 3

January 16, 2007

For Immediate Release

Company Name:	APLUS Co., Ltd.
Representative:	Teruaki Yamamoto, President (Code: 8589 OSE First Section)
Address:	1-9, Minami-senba 4-Chome Chuo-ku, Osaka City
Inquiry to:	Hirotaka Mizoguchi General Manager Corporate Strategy Department TEL (03)5229-3702(Direct)

APLUS Offers Voluntary Early Retirement Program

(January 16, 2007) APLUS Co., Ltd. today announces that its Board of Directors resolved to offer a voluntary early retirement program to its employees as follows:

1. Reasons for offering a voluntary early retirement program

APLUS Co., Ltd. will implement fundamental management reform, including cost structure reform and a business review, in light of the changes in market conditions in the industry. These changes include the decrease of the ceiling on consumer loan interest rates due to the revision of the "Law Conceming Regulations etc., on Money Lending Business", and stricter supervision of member merchants required under the "Law conceming Specified Commercial Transactions (*Tokutei Shou-torihiki Hou*)". As one of the measures to respond to this business environment, we will offer our employees voluntary early retirement

(1)	Number of people:	Approximately 750 employees (Number of permanent employees as of the end of December 2006: 1970)
(2)	Subject employees:	Regular employees between 30 years old and 58 years old, inclusive
(3)	Offering Period:	From January 29, 2007 to March 20, 2007
(4)	Retirement date:	March 31, 2007
(5)	Preferential treatment:	①Payment of premium severance pay in addition to ordinary retirement benefits. ②Support measures for those who wish to find another job

2. Financial Impact.

The number of employees subject to this offer accounts for approximately 38% of our company's regular employees as of December 2006. If the estimated number of employees, who are offered voluntary early retirement, apply for this program, we expect to post approximately 5 billion yen in extraordinary losses resulting from premium severance payments, etc. for fiscal year 2006. As a result, we have published today a revision to the forecast results for fiscal year 2006.

With respect to personnel expenses, following this offer we expect a decrease of approximately 5 billion yen per year on a non-consolidated basis from fiscal year 2007 onwards.

※ (Reference) Revised earnings forecast for Fiscal Year ending March 31, 2007 (Non-consolidated basis)

(Unit: billion yen)

	Operating Revenue	Ordinary Income	Net Income
Previously announced forecast (A)	103.0	5.0	1.5
Current revised forecast (B)	102.5	(11.2)	(23.7)
Change (B) – (A)	(0.5)	(16.2)	(25.2)
Rate of difference	(0.5%)	-	-
Reference: Period ended March 2006 (6 month period)	51.3	7.6	8.0
Reference: Period ended September 2005 (6 month period)	49.3	6.1	7.5

(End)

January 16, 2007

For Immediate Release

Company Name: APLUS Co., Ltd.
Representative: Teruaki Yamamoto, President
(Code: 8589 OSE First Section)
Address: 1-9, Minami-senba 4-Chome
Chuo-ku, Osaka City
Inquiry to: Hirotaka Mizoguchi
General Manager
Corporate Strategy Department
TEL (03)5229-3702(Direct)

APLUS Announces Organizational Changes

(January 16, 2007) APLUS Co., Ltd. today announces that it has implemented the following organizational changes at its Headquarters effective January 16, 2007.

1. Purpose of the Organizational Changes
   (1) To strengthen sales and marketing capabilities
   (2) To scale down and flatten the Headquarters functions through integration and consolidation

2. Outline of the Organizational Changes
   (1) Reorganization of the Business Promotion Group
      ① Dissolve the "Business Promotion Division and Product Management Division", and transfer the functions of the Product Management Division to the newly-established "Marketing Group".
      ② Establish the "Business Promotion Division I", "Business Promotion Division II", and "Strategic Business Promotion Division" under the Business Promotion Group, and reorganize related departments within the group.
   (2) Establish the "Marketing Group" and reorganize related departments.
      ① Integrate functions of the Marketing Department and the Product Management Division, and establish the "Marketing Group".
      ② Consolidate departments in the Product Management Division, and reorganize them into the "Product Department".
      ③ Establish the "New Business Development Office" in the Marketing Department.
   (3) Reorganize the Credit Risk Management Group
      ① Consolidate departments in the Credit Risk Management Group, and reorganize them into the "Credit Risk Management Department".
      ② Transfer select functions of the Customer Service Department in the Credit Risk Management Group to the newly-established "Operation Management Group".
   (4) Reorganize the Operation Administration Division into the "Operation Administration Group".
      - Transfer select functions of the Customer Sales Department and the Customer Service Department to the Operations Administration Group.

(5) Reorganize other departments in the Headquarters

- Integrate the Treasury Department, the Accounting Department, and the Management Accounting Department and reorganize them into the "Finance Department".

3. Organization chart

For details, refer to the attached.

(End)

Attached

This is an English translation of a Japanese document

After Organizational Reform

Organization Chart

Revised on January 16, 2007



Finance Group
Finance Dept.
Business Promotion Group
Business Planning Dept.
Business Promotion Division I
Branch Sales Dept.
Operation site (Branch/Business Office)
Business Promotion I
Business Promotion II
Business Promotion III
Business Promotion Division II
Head Office Business Promotion Dept.
Strategic Business Promotion Division
Solution/Guarantee Business Dept.
Statutory Auditor
Statutory Auditors Committee
Business Audit Committee
Shareholders' Meeting
Board of Directors
President
Executive Committee
Compliance Committee
Credit Administration Committee
ALM Committee
New Business/Product Committee
HR Committee
Reward & Punishment Committee
Marketing Group
Marketing Dept.
New Business Development Office
Product Management Dept.
Credit Risk Management Group
Credit Risk Management Dept.
IT Group
Information Technology Dept.
BMW Loan Center
HR Group
Human Resources Dept.
Operation Administration Group
Operation Administration Dept
Customer Counseling Office
Credit Operation Center
Tokyo Credit Operation Center
Operation Center
Card Operation Center
Outbound Center
Collection Dept.
Call Center
Collection Center
Corporate Strategy Dept.
General Administration Dept.
Compliance Administration Dept.
Personal Information Administration Office
Internal Audit Dept.
Operation Center(Nagahori Operation Center, Production Center)
22 Groups

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Revises Consolidated Financial Forecast for Fiscal Year 2006
APLUS Business Transformation Announced
Capital Support to APLUS Planned

Tokyo (January 16, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that it has revised downwards its consolidated reported net income forecast for fiscal year 2006 from 76 billion yen to 40 billion yen. No revision is being made to the non-consolidated reported net income forecast for fiscal year 2006 which remains unchanged at 75 billion yen.

The revision in Shinsei Bank's financial forecast has been necessitated by increases in reserves for possible losses on reimbursements of excess interest payments, higher credit reserves and restructuring costs relating to its consumer finance business[1].

"It is essential that we respond quickly and decisively to the significant changes taking place in the consumer finance industry through prudent provisioning and by accelerating the transformation process that ensures the viability and profitability of this business going forward" said Mr. Thierry Porté, President and Chief Executive Officer of Shinsei Bank.

Numerous legal and regulatory developments including changes in legislation promulgated on December 20, 2006, that will lower the ceiling on consumer loan interest rates by the year 2010, are having a significant impact on the consumer finance industry and on the manner in which this business will be conducted in the future.

In response to these changes, APLUS Co., Ltd ("APLUS") a 68.9% owned subsidiary of Shinsei Bank, today announced a major business transformation program. Shinsei Bank believes that the measures that APLUS has announced will enable the subsidiary to return to profitability in fiscal year 2007 and to achieve profitable growth thereafter. Furthermore, Shinsei Bank remains committed to delivering sustainable long-term profitable growth through its three pillar business strategy which includes Consumer and Commercial Finance. Consequently, Shinsei Bank is planning to provide APLUS with additional capital to support its transformation program.

Recent trends in market data, the application of a provisioning policy that ensures that reserves for possible losses on reimbursements of excess interest payments are prudent with respect to recent changes in legislation, as well as the transformation program announced today by APLUS, have led Shinsei Bank and APLUS to revise their financial forecasts for fiscal year 2006.

[1]Shinsei Bank's consumer finance business encompasses it's 68.9% owned subsidiary APLUS Co. Ltd which, in turn owns 97.3% of Zen-Nichi Shinpan, and its 36.4% stake in equity-method affiliate Shinki Co., Ltd.

APLUS has revised its consolidated net income forecast for fiscal year 2006 from 1.5 billion yen to a consolidated net loss of 25.2 billion yen. This reflects 26.1 billion yen of costs associated with increases in reserves for loan losses and for possible losses on reimbursements of excess interest payments as well as extraordinary expenses from payments for voluntarily retiring employees and other restructuring costs. These costs are expected to be non-recurring in nature.

Shinsei Bank is also currently assessing together with its external auditors the additional impact on the consolidated and non-consolidated financials of both Shinsei Bank and APLUS on account of impairment of investments in subsidiaries/affiliate and of goodwill and other intangibles. The Bank will release details of any such additional impact in a timely and appropriate manner.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Wednesday, January 17, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective January 17, 2007.

	New Position	Former Position
Hirotaka Terai	Senior Managing Executive Officer, Head of Retail Banking Group, Chief Operating Officer of Retail Banking Group, GM of Retail Products Division, and GM of Customer Advocacy Division	Senior Managing Executive Officer, Head of Retail Banking Group

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Tuesday, January 23, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective January 29, 2007.

	New Position	Former Position
Hirotaka Terai	Senior Managing Executive Officer, Head of Retail Banking Group, Chief Operating Officer of Retail Banking Group, GM of Retail Products Division, GM of Customer Advocacy Division, and GM of Marketing Division	Senior Managing Executive Officer, Head of Retail Banking Group, Chief Operating Officer of Retail Banking Group, GM of Retail Products Division, and GM of Customer Advocacy Division

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Tuesday, January 23, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes:

1. Organizational Changes

Office of Brand Management ("OBM") will be newly established in the Corporate Affairs Group. OBM shall have a responsibility for supervising the corporate brand for the Bank group as a whole.

2. Effective Date

January 29, 2007

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Press Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Reports Financial Results for First Nine Months of Fiscal Year 2006

Tokyo (Tuesday, January 30, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today reported its financial results for the first nine months of fiscal year 2006 ended December 31, 2006.

"Our results for the first nine months of this fiscal year have been significantly impacted by the current situation affecting the consumer finance industry" said Mr. Thierry Porté, President and Chief Executive Officer of Shinsei Bank. "We have responded quickly and decisively to these changes through a number of major measures, including prudent provisioning and by accelerating the transformation process that ensures the viability and profitability of this business from fiscal year 2007 onwards."

Financial Overview: First Nine Months of Fiscal Year 2006

(All figures compared to the first nine months of Fiscal Year 2005)

- **Revenue grew 12.2 billion yen or 6.0% to 215.7 billion yen**
- **Ordinary business profit increased 1.1 billion yen or 1.1% to 103.2 billion yen**
- **Net income declined 12.5 billion yen to 47.1 billion yen[1]. Cash basis net income declined 17.8 billion yen to 60.1 billion yen**
- **Cash basis diluted EPS of 30.98 yen**
- **Return on assets 0.6%; on a cash basis 0.8%**
- **Return on equity (diluted) 7.8%; on a cash basis 9.9%**
- **Return on tangible equity 14.7%**
- **Expense-to-revenue ratio was 52.1% compared to 49.8% a year ago**
- **Non-performing loans (non-consolidated) decreased 19.8 billion yen to 22.7 billion yen, representing 0.5% of total claims outstanding**

[1] Net income (excluding non-recurring costs in consumer finance businesses) increased 4.8 billion yen or 8.1% to 64.5 billion yen. The non-recurring costs refer to impact of costs for possible losses on reimbursements of excess payments in APLUS Co., Ltd. (11.2 billion yen) and Shinsei Bank's equity in the non-consolidated net loss of Shinki Co., Ltd., an equity-method affiliate, net of consolidation adjustments (6.0 billion yen). Excluding these non-recurring costs, return on assets was 0.8% and return on equity was 9.6% for the nine months ended December 31, 2006.

Key Highlights: First Nine Months of Fiscal Year 2006

- On November 14, 2006, Shinsei Bank concluded an important partnership with UTI Asset Management Company Pvt., Ltd., ("UTI") for the management and distribution of off-shore funds invested in Indian securities. UTI is the oldest and largest mutual fund company in India with 375 billion Indian Rupees (approximately one-trillion yen) in assets under management and 12% market share in India's fast-growing mutual fund industry.

- On November 16, 2006, Shinsei Bank canceled 85 million Shinsei Bank common shares held as treasury stock. Canceling 85 million common shares reduced share count by 4.2% on a fully diluted basis.

- On December 6, 2006, Shinsei successfully completed the issuance of GBP 400 million Upper Tier 2 GBP Callable Perpetual Subordinated Notes. The notes bear an interest rate of Gilts +107bps and are callable after seven years.

- On January 16, 2007, Shinsei Bank revised its financial forecast for fiscal year 2006 due primarily to increases in reserves for possible losses on reimbursements of excess interest payments, higher credit reserves and restructuring costs relating to its consumer finance business.

1. Income Statement:

For the nine months ended December 31, 2006, Shinsei Bank reported total revenue of 215.7 billion yen, an increase of 12.2 billion yen, or 6.0%, as compared to the same period in the previous fiscal year.

Net interest income grew 13.6 billion yen, or 22.5%, to 74.1 billion yen due partly to an increase in interest-earning assets in all three strategic pillars (Institutional Banking, Consumer and Commercial Finance and Retail Banking).

Non-interest income, consisting of net fees and commissions, net trading income and net other business income, declined 1.3 billion yen, or 1.0%, to 141.6 billion yen. The primary factors causing a decline in non-interest income were lower upfront fees from retail banking's structured deposits and Shinsei Bank's equity in the non-consolidated net loss of equity-method affiliate, Shinki Co., Ltd.

("Shinki"). Shinki incurred a non-consolidated net loss of 17.1 billion yen, and Shinsei Bank's equity in such loss was 6.0 billion yen, net of consolidation adjustments, which is included in net other business income. Shinki's non-consolidated net loss was due primarily to provisions for potential losses from the reimbursement of excess interest payments and other related costs ("grey zone interest"). Declines in non-interest income caused by Shinsei Bank's equity in Shinki's net loss and other factors were largely offset by gains on the partial sale of Shinsei Bank's equity investment in an asset management company.

General and administrative expenses for the nine months ended December 31, 2006 were 112.5 billion yen, an increase of 11.0 billion yen, or 10.9%, as compared to the same period in the previous fiscal year. The increase is due mainly to increased product and customer support required for business expansion in all three business pillars as well as to the addition of expenses related to the newly acquired consumer finance company, Zen-Nichi Shinpan Co., Ltd., ("Zen-Nichi Shinpan").

Net credit costs were 19.6 billion yen for the nine months ended December 31, 2006, as compared to 22.8 billion yen for the same period in the previous fiscal year. The decrease in net credit costs was mainly attributable to net credit recoveries in Shinsei Bank (non-consolidated) of 9.3 billion yen. The decrease in net credit costs for the first nine months of this fiscal year were offset in part by higher credit provisions in APLUS relating primarily to delays in collection and provisions for grey zone interest.

Shinsei Bank's financial results for the nine months ended December 31, 2006 were impacted by provisions made by APLUS and Shinki for future possible losses on reimbursements of excess interest payments and loan losses in response to the changes in legislation as promulgated on December 20, 2006. These changes stipulate that consumer finance companies make provisions for possible losses on reimbursements of excess interest payments and loan losses related to consumer finance loans extended at interest rates in excess of the maximum interest rate prescribed in the Interest Rate Restriction Law. In response to these changes, APLUS (including Zen-Nichi Shinpan) made an additional provision and incurred other related costs of 11.2 billion yen, of which 1.3 billion yen is included in net credit costs and 9.9 billion yen is included in taxes and others. Shinki also made substantial provisions and incurred other related costs, but since Shinki is an equity-method accounted affiliate its provision affects our consolidated income statement at the revenue level, as discussed above.

The acquisition of majority stakes in APLUS, Showa Leasing and other consumer and commercial finance (CCF) companies resulted in the creation of goodwill and other intangibles. The amortization

of goodwill and other intangibles declined 5.5 billion yen to 15.4 billion yen for the nine months ended December 31, 2006 compared with the same period in the previous fiscal year. The amortization of goodwill and other intangibles relating to APLUS (including Zen-Nichi Shinpan) and Showa Leasing was 12.8 billion yen and 2.6 billion yen, respectively.

Taxes and others for the first nine months of fiscal year 2006 totaled 20.9 billion yen and mainly include minority interests in net income of subsidiaries and provisions for grey zone interest. For the nine months ended December 31, 2006, minority interests in net income of subsidiaries amounted to 12.5 billion yen and provisions of grey zone interest totaled 9.9 billion yen.

As a result, net income for the nine months ended December 31, 2006 amounted to 47.1 billion yen, a decline of 12.5 billion yen, compared with the same period in the previous fiscal year.

Cash Basis Net Income

Shinsei Bank also reports cash basis net income on a voluntary basis in order to provide greater transparency and understanding of its underlying performance. Cash basis net income is calculated by excluding amortization of goodwill and other intangibles, net of tax benefit, from net income under Japanese GAAP. The first nine months of this fiscal year included 12.9 billion yen of amortized goodwill and other intangibles, net of tax benefit, related to the acquisition of CCF companies. Consolidated cash basis net income for the period was 60.1 billion yen, compared to 77.9 billion yen a year ago. Cash basis diluted net income per share for the nine-month period of fiscal year 2006 was 30.98 yen, a decrease of 19.9%, compared to the same period last year.

2. Business Line Results

Shinsei Bank's three strategic business lines: Institutional Banking, Consumer and Commercial Finance and Retail Banking cover a broad range of businesses and customer segments which provide diversified revenues.

Institutional Banking

Shinsei's institutional banking business model seeks to diversify sources of income. In particular, Shinsei Bank has developed investment banking businesses that generate not only loan income but also fees, commissions, capital gains and other types of non-interest income. In the first nine months of fiscal year 2006, the Institutional Banking business earned revenue of 94.2 billion yen, 9.9% or 8.5 billion yen higher than the same period a year ago. The business made good progress in real estate finance, corporate lending, equity investments and in both the domestic and international credit trading business. General and administrative expenses for the period increased 3.5 billion yen to 33.1

billion yen, relating to expansion of the business. Net credit recoveries for the period of 14.2 billion yen are in part attributable to an improvement in the credit ratings of several obligors. As a result, ordinary business profit after net credit recoveries totaled 75.3 billion yen, a 17.3 billion yen increase over the same period last fiscal year.

Consumer and Commercial Finance

The Consumer and Commercial Finance business provides consumer finance, commercial finance and specialty property finance for both consumers and small businesses. This business has been built up through the acquisition of a number of subsidiaries which now form an integral part of the Shinsei Bank Group with a dedicated team providing operational and managerial direction to each subsidiary to leverage core competencies and intra-bank synergies. The business generated total revenue of 91.6 billion yen in the first nine months of fiscal year 2006. This is 2.4 billion yen higher than a year ago. General and administrative expenses increased 6.1 billion yen, partly due to expenses relating to Zen-Nichi Shinpan, a newly acquired subsidiary of APLUS.

The first nine months of fiscal year 2006 have been a challenging period for the Consumer and Commercial Finance business. Though Showa Leasing and the specialty property businesses posted good results during the period, the additional provision requirements following recent regulatory changes affecting the consumer finance industry have affected the financial performance of consumer finance related subsidiary APLUS and affiliate Shinki. APLUS made additional "Grey Zone" provisions and other related costs of 11.2 billion yen and Shinki also made substantial provisions, as discussed earlier.

Net credit costs during the first nine months of fiscal year 2006 increased 8.0 billion yen to 31.5 billion yen largely due to delays in portfolio collection and to 1.3 billion yen of provisions for reserves for possible losses on reimbursements of excess interest payments at APLUS. The remaining 9.9 billion yen of provisions for reserves for possible losses on reimbursements of excess interest payments at APLUS which totaled 11.2 billion yen, is included in taxes and others. Ordinary business profit after net credit costs was 8.8 billion yen which was 11.6 billion yen lower than the same period a year ago.

Retail Banking

Shinsei's retail banking business provides a wide range of innovative financial products and services to a growing retail customer base. The Retail Banking customer base continues to grow at a significant rate, reaching over 1.9 million accounts as of the end of December 2006. In the first nine months of the fiscal year, Shinsei Bank added over 224,000 new *Powerflex* relationships. The Bank

continues to launch new products such as off-shore funds invested in Indian securities following the Bank's recent tie-up with UTI Asset Management.

During the period under review, savings and structured deposits continued to grow steadily but slower growth and spread compression on structured deposits impacted overall revenue growth. In the first nine months of fiscal year 2006, the business generated revenue of 27.3 billion yen, 5.3 billion yen lower than same period last year due to a decline in upfront income from structured deposits. The business earned 9.7 billion yen from structured deposits in the first nine months of this fiscal year, 5.6 billion yen lower than a year ago. Fees on asset management products and net-interest income continue to grow steadily. The ability to sell an increasingly diverse range of products is gradually contributing to more balanced and recurring revenue growth. The increase in general and administrative expenses of 2.4 billion yen to 28.5 billion yen relates to the full impact of retail banking facilities established in the prior year, increased investments in new technology systems and customer driven transaction activities. Ordinary business loss after net credit costs for the period was 1.2 billion yen as compared to an ordinary business profit of 6.2 billion yen a year ago.

ALM/Corporate/Other

ALM, Corporate and Other primarily includes results of corporate treasury activities, inter-company adjustments, and corporate level expenses. In the first nine months of this fiscal year ordinary business profit after net credit costs was 0.5 billion yen.

3. Balance Sheet:

Total loans and bills discounted balance increased to 4,977.0 billion yen at December 31, 2006 as compared to 4,087.5 billion yen as at March 31, 2006. In the nine months ended December 31, 2006, Shinsei achieved loan growth in all three business pillars. Corporate loans increased 3.6% to 2,955.6 billion yen, non-recourse real estate finance loans increased 53.4% to 707.6 billion yen, loans to retail customers, including lending to high net worth individuals, grew 18.4% to 584.6 billion yen and loans to consumer and commercial finance customers increased 14.7% to 428.2 billion yen.

Total deposits, including negotiable certificates of deposit, increased 987.4 billion yen, or 24.3%, to 5,059.2 billion yen at December 31, 2006, compared with March 31, 2006. The retail deposit balance, including high net worth individuals, grew 426.4 billion yen, or 13.7%, in the nine months ended December 31, 2006 as compared to March 31, 2006 and now exceeds 3.5 trillion yen. As a result, retail funding represented 68.0% of total customer deposits and debentures at December 31, 2006.

4. Non-performing Loans (non-consolidated):

Non-performing loans (NPLs) under the Financial Revitalization Law as of December 31, 2006, declined to 22.7 billion yen, a reduction of 19.8 billion yen, or 46.6%, as compared to the NPLs balance at March 31, 2006. The NPLs balance now represents 0.5% of total non-consolidated claims outstanding.

5. Fiscal Year 2006 Net Income Forecast:

In the fourth quarter of fiscal year 2006, Shinsei Bank's consumer finance businesses[1] plan to record incremental credit and restructuring expenses. In particular, as announced on January 16, 2007, APLUS plans to record costs associated with increases in loan losses of 8.3 billion yen, expenses related to voluntary retiring employees of 5.5 billion yen, costs of disposal of non-performing loans of 2.9 billion yen and other restructuring costs of 1.1 billion yen totaling 17.8 billion yen. As a result, Shinsei Bank's (consolidated basis) reported net income forecast for fiscal year 2006 is 40.0 billion yen.

Shinsei Bank is also currently assessing together with its external auditors the additional impact on the consolidated and non-consolidated financials of both Shinsei Bank and APLUS on account of impairment of investments in subsidiaries/affiliate and of goodwill and other intangibles. The Bank will release details of any such additional impact in a timely and appropriate manner.

---

[1] Shinsei Bank's consumer finance business encompasses it's 68.9% owned subsidiary APLUS Co. Ltd which, in turn owns 97.3% of Zen-Nichi Shinpan, and its 36.4% stake in equity-method affiliate Shinki Co., Ltd.

Financial Highlights - Consolidated

Results of Operations (1)

(Three months comparison)	Three months ended December 31, 2006 (3Q-FY2006) a	Three months ended December 31, 2005 (3Q-FY2005) b	Change a-b (%)	Three months ended September 30, 2006 (2Q-FY2006) c	Change a-c (%)
Net interest income	22.3	20.3	9.8%	27.1	(17.5)%
Net fees and commissions	13.2	12.7	4.5%	11.0	20.0%
Net trading income	3.3	8.3	(59.5)%	4.2	(20.1)%
Net other business income	38.1	31.5	21.1%	27.9	36.7%
Non-interest income	54.8	52.6	4.3%	43.2	26.9%
Total revenue (2)	77.2	72.9	5.8%	70.3	9.7%
General and administrative expenses (3)	36.7	34.7	5.9%	38.4	(4.2)%
Ordinary business profit (*jisshitsu gyomu jun-eki*) (2)	40.4	38.2	5.8%	31.9	26.5%
Net credit costs	14.4 (5)	8.2	74.1%	1.4	880.1%
Amortization of goodwill and other intangibles	4.9	6.2	(21.6)%	4.3	13.4%
Taxes and others	(12.8) (6)	(1.7)	650.4%	(6.5)	96.2%
Net Income	8.2	21.9	(62.3)%	19.6	(57.8)%
Cash basis net income (4)	12.4	27.3	(54.4)%	23.1	(46.0)%

(Nine months comparison)	Nine months ended December 31, 2006	Nine months ended December 31, 2005	Change %	Six months ended September 30, 2006 (1H-FY2006)
Net interest income	74.1	60.5	22.5%	51.7
Fees and commissions	35.5	36.2	(1.9)%	22.2
Net trading income	14.6	21.1	(30.5)%	11.2
Other business income	91.4	85.6	6.7%	53.2
Non-interest income	141.6	143.0	(1.0)%	86.8
Total revenue (2)	215.7	203.5	6.0%	138.5
General and administrative expenses (3)	112.5	101.4	10.9%	75.7
Ordinary business profit (*jisshitsu gyomu jun-eki*) (2)	103.2	102.0	1.1%	62.8
Net credit costs	19.6 (7)	22.8	(14.0)%	5.2
Amortization of goodwill and other intangibles	15.4	20.9	(26.2)%	10.5
Taxes and others	(20.9) (8)	1.4	(1599.3)%	(8.1)
Net Income	47.1	59.6	(21.0)%	38.8
Cash basis net income (4)	60.1	77.9	(22.8)%	47.6

(1) Certain prior period amounts have been reclassified to conform to current period presentation.
(2) Represents results based on management accounting basis
(3) In our consolidated financial statements, amortization of goodwill and other intangibles is recorded in general and administrative expenses from fiscal year commenced on April 1, 2006.
(4) Excludes amortization of goodwill and other intangibles, net of tax benefit, related to the acquisition of consumer and commercial finance companies.
(5) Includes grey zone related costs of 0.4 billion yen for three months ended December 31, 2006.
(6) Includes grey zone related costs of 8.5 billion yen for three months ended December 31, 2006.
(7) Includes grey zone related costs of 1.3 billion yen for nine months ended December 31, 2006.
(8) Includes grey zone related costs of 9.9 billion yen for nine months ended December 31, 2006.

Selected Balance Sheet Data

(billions of yen)

	As of December 31, 2006 a	As of September 30, 2006 b	Change Amount a-b	Change %	As of Mar. 31, 2006 c	Change Amount a-c	Change %
Securities	1,880.0	1,771.7	108.3	6.1%	1,494.4	385.6	25.8%
Loans and bills discounted	4,977.0	4,781.4	195.6	4.1%	4,087.5	889.5	21.8%
Leased assets and installment receivables (9)	828.2	835.4	(7.2)	(0.9)%	825.0	3.2	0.4%
Other intangibles (10)	62.0	63.8	(1.8)	(2.8)%	68.1	(6.1)	(9.0)%
Goodwill, net	216.2	219.4	(3.2)	(1.5)%	226.6	(10.4)	(4.6)%
Customers' liabilities for acceptances and guarantees	773.8	789.4	(15.6)	(2.0)%	813.4	(39.6)	(4.9)%
Total assets	10,989.6	10,433.6	556.0	5.3%	9,405.0	1,584.6	16.8%
Deposits (including Negotiable Certificates of Deposit)	5,059.2	4,945.7	113.5	2.3%	4,071.7	987.5	24.3%
Debentures and corporate bonds	1,112.6	1,059.5	53.1	5.0%	1,316.9	(204.3)	(15.5)%
Borrowed money	1,139.2	1,213.9	(74.7)	(6.2)%	1,205.7	(66.5)	(5.5)%
Acceptances and guarantees	773.8	789.4	(15.6)	(2.0)%	813.4	(39.6)	(4.9)%
Total liabilities	9,965.8	9,422.9	542.9	5.8%	8,287.8	1,678.0	20.2%
Minority interests in subsidiaries	/	/	/	/	261.8	/	/
Total net assets (11)	1,023.8	1,010.7	13.1	1.3%	855.3	168.5	19.7%

(9) Leased assets are included in tangible/intangible fixed assets and installment receivables are a part of other assets in the consolidated balance sheet.
(10) Identified intangible assets recorded through acquisitions of consumer and commercial finance companies.
(11) 268.9 billions of yen and 264.6 billions of yen of minority interest in subsidiaries are included in total net assets as of the end of December 2006 and September 2006, respectively.

References

	As of December 31, 2006	As of September 30, 2006	As of March 31, 2006
Exchange rate (¥/$)	118.98	117.91	117.47
Nikkei average	17,225.83	16,127.58	17,059.66

Per Share Data

(yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2005	Six months ended September 30, 2006 (1H-FY2006)	Fiscal year ended March 31, 2006 (FY2005)
Common shareholders' equity [1]	**390.37**	369.84	383.20	380.20
Fully diluted shareholders' equity [1]	**416.47**	413.81	411.58	421.62
Basic net income	**33.24**	42.51	27.19	53.16
Diluted net income	**24.29**	29.61	19.54	37.75

Note:

For calculation of per share data

		Nine months ended December 31, 2006	Nine months ended December 31, 2005	Six months ended September 30, 2006 (1H-FY2006)	Fiscal year ended March 31, 2006 (FY2005)
(net assets)	Number of common shares [2]	**1,377,140,253**	1,358,520,605	1,377,120,053	1,358,520,547
	Fully diluted number of shares [2]	**1,811,582,326**	2,028,296,959	1,812,055,674	2,028,676,851
(net income)	Number of common shares [3]	**1,381,768,242**	1,358,521,379	1,384,101,577	1,358,521,302
	Fully diluted number of shares [3]	**1,941,080,746**	2,015,452,740	1,988,114,409	2,015,832,613

(1) Calculated by deducting stock acquisition rights, minority interests in subsidiaries, preferred shares and dividends related to preferred shares from the total net assets on the consolidated interim balance sheets as of September 30, 2006.

(2) Outstanding shares at the end of the respective period

(3) Weighted average number of outstanding shares during the respective period

Cash Basis Per Share Data

(yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2005	Six months ended September 30, 2006 (1H-FY2006)	Fiscal year ended March 31, 2006 (FY2005)
Basic net income	**42.64**	55.94	33.55	72.16
Diluted net income	**30.98**	38.67	23.96	50.55

Performance Ratios

(%)

	Nine months ended December 31, 2006	Nine months ended December 31, 2005	Six months ended September 30, 2006 (1H-FY2006)	Fiscal year ended March 31, 2006 (FY2005)
Return on assets	**0.6%**	0.9%	0.8%	0.8%
Return on equity (fully diluted)	**7.8%**	9.7%	9.7%	9.3%
Cash basis return on assets	**0.8%**	1.2%	1.0%	1.2%
Cash basis return on equity (fully diluted)	**9.9%**	12.7%	11.9%	12.4%
Expense to revenue (overhead) ratio [3]	**52.1%**	49.8%	54.7%	49.7%

Supplemental Financial Data and Reconciliation to Japanese GAAP Measures [1]

Nine months ended December 31, 2006	*(Billions of yen, except per share data and percentage)*
Amortization of goodwill and other intangibles	
Amortization of other intangibles	**6.0**
Associated deferred tax liability	**(2.4)**
Amortization of goodwill	**9.3**
Total amortization of goodwill and other intangibles, net of tax benefit	**12.9**
Reconciliation of net income to cash basis net income	
Net income	**47.1**
Amortization of goodwill and other intangibles, net of tax benefit	**12.9**
Cash basis net income	**60.1**
Reconciliation of basic net income per share to cash basis basic net income per share	
Basic net income per share	**33.24**
Effect of amortization of goodwill and other intangibles, net of tax benefit	**9.40**
Cash basis basic net income per share	**42.64**
Reconciliation of fully diluted net income per share to cash basis fully diluted net income per share	
Fully diluted net income per share	**24.29**
Effect of amortization of goodwill and other intangibles, net of tax benefit	**6.69**
Cash basis fully diluted net income per share	**30.98**
Reconciliation of return on assets to cash basis return on assets	
Return on assets	**0.6**
Effect of amortization of goodwill and other intangibles, net of tax benefit	**0.2**
Cash basis return on assets	**0.8**
Reconciliation of return on equity to cash basis return on equity	
Return on equity (fully diluted)	**7.8**
Effect of amortization of goodwill and other intangibles, net of tax benefit	**2.1**
Cash basis return on equity (fully diluted)	**9.9**
Reconciliation of return on equity to return on tangible equity	
Return on equity (fully diluted)	**7.8**
Effect of goodwill and other intangibles [2]	**6.9**
Return on tangible equity (fully diluted)	**14.7**

(1) Reflects adjustments of goodwill and other intangibles associated with the acquisition of consumer and commercial finance companies.

(2) Net income excludes amortization of goodwill and other intangibles, net of tax benefit. Average shareholders' equity excludes goodwill and other intangibles, net of associated deferred tax liability.

Interest-Earning Assets and Interest-Bearing Liabilities (Consolidated) (1)

(billions of yen, except percentages)

	Nine months ended Dec. 31, 2006			Nine months ended Dec. 31, 2005			Fiscal year ended Mar. 31, 2006 (FY2005)		
	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)
Interest-earning assets (2):									
Loans and bills discounted	4,474.6	92.5	2.75	3,685.9	76.0	2.74	3,730.7	104.4	2.80
Leased assets and installment receivables (2)	838.3	38.2	6.05	787.1	35.0	5.90	793.7	46.0	5.80
Securities	1,711.7	23.9	1.86	1,720.5	12.9	1.00	1,721.4	16.8	0.98
Other interest-earning assets (3)(4)	705.7	9.9	n.m.	382.7	2.7	n.m.	503.7	3.7	n.m.
Total revenue on interest-earning assets (2)	7,730.4	164.7	2.83	6,576.3	126.8	2.56	6,749.7	171.0	2.53
Interest-bearing liabilities:									
Deposits and negotiable certificates of deposit	4,671.9	23.2	0.66	3,708.5	12.3	0.44	3,776.8	16.9	0.45
Debentures	824.5	2.2	0.37	1,180.6	3.7	0.42	1,152.9	4.7	0.41
Subordinated debt	377.7	6.0	2.14	245.9	4.0	2.17	259.7	5.5	2.13
Borrowed money and corporate bonds	1,125.1	8.2	0.97	976.8	9.3	1.28	999.3	12.2	1.22
Other interest-bearing liabilities (4)	582.5	12.5	n.m.	245.2	1.8	n.m.	229.5	3.3	n.m.
Total expense on interest-bearing liabilities	7,581.9	52.4	0.92	6,357.2	31.3	0.65	6,418.4	42.7	0.67
Non interest-bearing sources of funds:									
Non interest-bearing (assets) liabilities, net	(656.6)	-	-	(593.9)	-	-	(489.7)	-	-
Total equity (5)	805.1	-	-	812.9	-	-	821.0	-	-
Total interest-bearing liabilities and non interest-bearing sources of funds	7,730.4	-	-	6,576.3	-	-	6,749.7	-	-
Net interest margin (2)	-	-	1.91	-	-	1.91	-	-	1.87
Impact of non interest-bearing sources	-	-	0.02	-	-	0.02	-	-	0.03
Net revenue on interest-earning assets/yield on interest-earning assets (2)	-	112.3	1.93	-	95.5	1.93	-	128.3	1.90

Note:
Reconciliation of total revenue on interest-earning assets to total interest income.

Total revenue on interest-earning assets	7,730.4	164.7	2.83	6,576.3	126.8	2.56	6,749.7	171.0	2.53
Less: Income on leased assets and installment receivables	838.3	38.2	6.05	787.1	35.0	5.90	793.7	46.0	5.80
Total interest income	6,892.1	126.5	2.44	5,789.1	91.8	2.11	5,955.9	125.0	2.10
Total interest expense	-	52.4	-	-	31.3	-	-	42.7	-
Net interest income	-	74.1	-	-	60.5	-	-	82.2	-

(1) Certain prior period numbers have been reclassified to conform to current period presentation.
(2) Includes leased assets and installment receivables and related yields.
(3) Interest earning deposits have been restated, by excluding cash deposits, to be consistent with prior period reporting.
(4) Other interest-earning assets and other interest-bearing liabilities include interest swaps and funding swaps.
(5) Represents a simple average of the balance at the end of the current period and the balance at the end of the previous period (excludes minority interests).

Interest-Earning Assets and Interest-Bearing Liabilities (Non-consolidated)

(billions of yen, except percentages)

	Nine months ended Dec. 31, 2006			Nine months ended Dec. 31, 2005			Fiscal year ended Mar. 31, 2006 (FY2005)		
	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)
Interest-earning assets:									
Cash and due from banks	104.0	2.1	2.79	75.9	1.5	2.63	86.3	2.0	2.33
Call loans	68.4	0.1	0.23	76.7	0.0	0.01	100.9	0.0	0.02
Receivables under resale agreements	-	-	-	-	-	-	-	-	-
Collateral related to securities borrowing transactions	141.9	0.3	0.30	5.4	0.0	0.47	10.2	0.0	0.29
Securities	1,979.4	30.9	2.07	1,999.5	16.6	1.10	1,997.4	21.0	1.05
Loans and bills discounted	4,295.3	52.3	1.61	3,578.5	43.4	1.61	3,612.3	57.8	1.60
Other interest-earning assets	64.2	1.1	2.45	72.1	0.6	1.18	65.4	0.9	1.40
Interest rate and funding swaps	-	5.9	-	-	0.5	-	-	0.6	-
Total interest-earning assets	6,653.4	93.1	1.85	5,808.5	62.8	1.43	5,872.8	82.6	1.40
Interest-bearing liabilities:									
Deposits	4,424.4	22.6	0.67	3,617.7	12.3	0.45	3,746.5	16.9	0.45
Negotiable certificates of deposit	301.3	0.6	0.28	222.0	0.0	0.02	199.7	0.0	0.03
Debentures	826.0	2.2	0.36	1,187.9	3.7	0.42	1,158.6	4.7	0.40
Call money	309.8	3.1	1.33	154.7	0.0	0.06	127.3	0.0	0.07
Payable under repurchase agreements	-	-	-	0.8	0.0	0.00	0.6	0.0	0.00
Collateral related to securities lending transactions	91.2	0.1	0.26	6.2	0.0	0.57	4.9	0.0	0.55
Borrowed money	285.8	1.5	0.70	311.1	4.6	1.97	308.4	5.8	1.88
Corporate bonds	462.7	14.5	4.18	65.6	0.3	0.72	105.3	1.7	1.64
Other interest-bearing liabilities	0.3	8.5	n.m.	1.4	1.6	n.m.	0.3	3.0	n.m.
Interest rate and funding swaps	-	-	-	-	-	-	-	-	-
Total interest-bearing liabilities	6,701.9	53.5	1.06	5,567.7	22.8	0.54	5,652.1	32.3	0.57
Net interest income/yield on interest-earning assets	6,653.4	39.5	0.78	5,808.5	39.9	0.91	5,872.8	50.2	0.85

n.m.: not meaningful

Business Line Ordinary Business Profit (Loss) After Net Credit Costs (Recoveries)[1][2]

Nine months ended December 31, 2006 *(billions of yen)*

	Institutional Banking	Consumer and Commercial Finance (*)	Retail Banking	ALM/ Corporate/ Other [3]	Total
Total revenue	94.2	91.6	27.3	2.5	215.7
General and administrative expenses	33.1	51.2	28.5	(0.3)	112.5
Ordinary business profit (loss)	61.1	40.3	(1.1)	2.9	103.2
Net credit costs (recoveries)	(14.2)	31.5	0.0	2.3	19.6
Ordinary business profit (loss) after net credit costs (recoveries)	75.3	8.8	(1.2)	0.5	83.6

(*) breakdown of Consumer and Commercial Finance	APLUS	Showa Leasing	Other subsidiaries[4]	Consumer and Commercial Finance
Total revenue	71.5	19.4	0.7	91.6
General and administrative expenses	39.3	8.1	3.7	51.2
Ordinary business profit (loss)	32.1	11.2	(3.0)	40.3
Net credit costs	28.0	1.8	1.6	31.5
Ordinary business profit (loss) after net credit costs	4.0	9.4	(4.7)	8.8

Nine months ended December 31, 2005

	Institutional Banking	Consumer and Commercial Finance (*)	Retail Banking	ALM/ Corporate/ Other [3]	Total
Total revenue	85.7	89.1	32.6	(4.0)	203.5
General and administrative expenses	29.6	45.1	26.1	0.5	101.4
Ordinary business profit (loss)	56.1	43.9	6.5	(4.6)	102.0
Net credit costs (recoveries)	(1.8)	23.4	0.2	0.9	22.8
Ordinary business profit (loss) after net credit costs (recoveries)	58.0	20.4	6.2	(5.5)	79.2

(*) breakdown of Consumer and Commercial Finance	APLUS	Showa Leasing	Other subsidiaries[4]	Consumer and Commercial Finance
Total revenue	62.4	17.7	8.9	89.1
General and administrative expenses	32.2	8.0	4.9	45.1
Ordinary business profit	30.1	9.7	4.0	43.9
Net credit costs	20.2	2.2	1.0	23.4
Ordinary business profit after net credit costs	9.9	7.4	3.0	20.4

(1) Certain prior period amounts have been reclassified to conform to current period presentation.
(2) Represents results based on management accounting basis.
(3) ALM/Corporate/Other largely includes results of corporate treasury activities, income from proprietary investments, corporate level expenses and credit costs.
(4) Includes net profit (loss) of Shinki, an affiliate, and other Consumer and Commercial Finance companies.

Earnings Forecast for Fiscal Year 2006 Results

(Consolidated) *(billions of yen)*

	Fiscal year ended Mar. 31, 2007 (FY2006) Forecast	Fiscal year ended Mar. 31, 2006 (FY2005) Actual
Net income	40.0	76.0

(Non-consolidated)[5] *(billions of yen (other than dividends))*

	Fiscal year ended Mar. 31, 2007 (FY2006) Forecast	Fiscal year ended Mar. 31, 2006 (FY2005) Actual
Net business profit	59.0	69.1
Net income	75.0	74.8
Dividends (in yen)		
Common stock	3.3	3.0
Class A preferred share	13.0	13.0
Class B preferred share	4.8	4.8

(5) Revitalization plan basis

Above forecasts are based on current assumptions of future events and trends, which may be incorrect.
Actual results may differ materially from those in the statements of various factors.

Consolidated Statements of Income (Unaudited)

(millions of yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2005	Change		Fiscal year ended March 31,2006 (FY2005)
	a	b	a-b	%	c
Interest on loans and bills	**92,550**	76,090	16,460	21.6%	104,438
Interest and dividends on securities	**23,980**	12,975	11,005	84.8%	16,879
Other interest income	**9,994**	2,770	7,224	260.8%	3,711
Interest income	**126,525**	91,836	34,689	37.8%	125,029
Fees and commissions income	**53,215**	52,654	561	1.1%	68,263
Trading profits	**14,972**	21,215	(6,243)	(29.4)%	27,665
Other business income	**201,978**	195,133	6,845	3.5%	268,611
Other ordinary income	**21,395**	29,591	(8,196)	(27.7)%	39,487
Ordinary income	**418,087**	390,431	**27,656**	**7.1%**	529,057
Interest on deposits	**22,568**	12,302	10,266	83.4%	16,872
Interest on debentures	**2,280**	3,756	(1,476)	(39.3)%	4,709
Interest on borrowings	**7,820**	11,387	(3,567)	(31.3)%	14,598
Other interest expenses	**19,755**	3,890	15,865	407.8%	6,549
Interest expenses	**52,423**	31,336	21,087	67.3%	42,729
Fees and commissions expenses	**17,692**	16,447	1,245	7.6%	22,767
Trading losses	**304**	100	204	204.0%	152
Other business expenses	**135,528**	134,977	551	0.4%	186,283
General and administrative expenses	**112,804**	101,942	10,862	10.7%	136,596
Amortization of goodwill	**9,377**	/	/	/	/
Amortization of other intangibles	**6,082**	/	/	/	/
Total general and administrative expenses	**128,264**	101,942	26,322	25.8%	136,596
Other ordinary expenses	**37,188**	27,926	9,262	33.2%	39,611
Amortization of consolidation goodwill	/	14,222	/	/	20,397
Amortization of other intangibles	/	6,737	/	/	9,047
Total other ordinary expenses	**37,188**	48,886	(11,698)	(23.9)%	69,057
Ordinary expenses	**371,402**	333,690	**37,712**	**11.3%**	457,586
Net ordinary income	**46,685**	56,741	**(10,056)**	**(17.7)%**	71,471
Special gains	**14,520**	3,134	11,386	363.3%	3,703
Special losses	**1,541**	1,272	269	21.1%	1,463
Income before income taxes and minority interests	**59,664**	58,603	1,061	1.8%	73,711
Income tax (current)	**2,056**	2,905	(849)	(29.2)%	3,733
Income tax (deferred)	**(2,092)**	(6,332)	4,240	(67.0)%	(11,414)
Minority interests in net income of subsidiaries	**12,549**	2,342	10,207	435.8%	5,293
Net income	**47,150**	59,687	**(12,537)**	**(21.0)%**	76,099

(billions of yen)

(Ref.) Ordinary business profit (*jisshitsu gyomu jun-eki*) [1]	**103.2**	102.0	**1.2**	**2.6%**	137.7
yen / US$	**@118.98**	@118.07			@117.47

(1) Management accounting basis

Consolidated Balance Sheets (Unaudited)

-- Assets

(millions of yen)

	As of December 31, 2006 a	As of December 31, 2005 b	Change a-b	As of March 31, 2006 c	Change a-c
<<Assets>>					
Cash and due from banks	**417,294**	398,103	19,191	488,601	(71,307)
Call loans	**71,000**	286,500	(215,500)	50,000	21,000
Collateral related to securities borrowing transactions	**103,950**	73,615	30,335	33,107	70,843
Other monetary claims purchased	**383,153**	243,847	139,306	273,937	109,216
Trading assets	**368,809**	151,930	216,879	193,581	175,228
Monetary assets held in trust	**494,686**	624,432	(129,746)	456,167	38,519
Securities	**1,880,095**	1,619,960	260,135	1,494,489	385,606
Loans and bills discounted	**4,977,032**	3,756,476	1,220,556	4,087,561	889,471
Foreign exchanges	**10,735**	11,982	(1,247)	12,140	(1,405)
Other assets	**884,068**	906,320	(22,252)	974,398	(90,330)
Premises and equipment	/	416,176	/	415,522	/
Tangible fixed assets	**392,781**	/	/	/	/
Intangible fixed assets	**344,081**	/	/	/	/
(Goodwill, net)	216,281	/	/	/	/
Deferred issuance expenses for debentures	**107**	177	(70)	177	(70)
Deferred tax assets	**27,969**	27,374	595	30,022	(2,053)
Consolidation goodwill, net	/	224,716	/	226,692	/
Customers' liabilities for acceptances and guarantees	**773,800**	785,908	(12,108)	813,480	(39,680)
Reserve for credit losses	**(139,890)**	(160,883)	20,993	(144,868)	4,978
Total assets	**10,989,676**	9,366,638	1,623,038	9,405,013	1,584,663
yen / US$	**@118.98**	@118.07		@117.47	

Consolidated Balance Sheets (Unaudited)

-- Liabilities and Net assets

(millions of yen)

	As of December 31, 2006 a	As of December 31, 2005 b	Change a-b	As of March 31, 2006 c	Change a-c
<<Liabilities>>					
Deposits	4,744,046	3,847,798	896,248	3,914,385	829,661
Negotiable certificates of deposit	315,177	230,802	84,375	157,373	157,804
Debentures	712,597	1,110,344	(397,747)	1,018,909	(306,312)
Call money	808,124	140,000	668,124	30,000	778,124
Collateral related to securities lending transactions	180,818	9,420	171,398	–	180,818
Commercial paper	241,000	112,500	128,500	133,200	107,800
Trading liabilities	107,832	91,360	16,472	149,990	(42,158)
Borrowed money	1,139,281	1,085,333	53,948	1,205,765	(66,484)
Foreign exchanges	380	117	263	39	341
Corporate bonds	400,061	155,449	244,612	298,002	102,059
Other liabilities	504,729	844,833	(340,104)	535,753	(31,024)
Accrued employees bonuses	10,394	9,417	977	13,886	(3,492)
Reserve for bonuses to directors	296	–	296	13	283
Reserve for retirement benefits	3,341	3,185	156	3,309	32
Reserve for losses on interest repayments	10,875	–	10,875	–	10,875
Reserve under special law	2	2	0	2	–
Deferred tax liabilities	13,072	16,375	(3,303)	13,718	(646)
Acceptances and guarantees	773,800	785,908	(12,108)	813,480	(39,680)
Total liabilities	9,965,834	8,442,848	1,522,986	8,287,832	1,678,002
<<Minority interests in subsidiaries>>					
Minority interests in subsidiaries	/	84,458	/	261,845	/
<<Net Assets>>		<<Shareholders' equity>>		<<Shareholders' equity>>	
Shareholders' equity					
Capital stock	451,296	451,296	–	451,296	–
Capital surplus	18,558	18,558	–	18,558	–
Retained earnings	355,297	363,090	(7,793)	379,502	(24,205)
Treasury stock, at cost	(72,564)	(11)	(72,553)	(12)	(72,552)
Total shareholders' equity	752,587	/	/	/	/
Net unrealized gain / loss and translation adjustments					
Net unrealized gain / loss on securities available-for-sale, net of taxes	4,515	2,868	1,647	2,208	2,307
Net deferred loss on hedge, net of taxes	(6,677)	/	/	/	/
Foreign currency translation adjustments	4,059	3,528	531	3,781	278
Total net unrealized gain / loss and translation adjustments	1,898	/	/	/	/
Stock acquisition rights	417	/	/	/	/
Minority interests in subsidiaries	268,939	/	/	/	/
Total net assets	1,023,842	839,331	/	855,335	/
Total liabilities and net assets	10,989,676	9,366,638	1,623,038	9,405,013	1,584,663
yen / US$	@118.98	@118.07		@117.47	

*1: Certain account titles of the balance sheets as of Dec.31,2005 (b) and Mar.31,2006 (c) are realigned in line with the balance sheet as of Dec.31,2006 (a).

*2: "Total liabilities and net assets " balances as of Dec.31,2005 (b) and Mar.31,2006 (c) include "Minority interests in subsidiaries".

Reference Material

(The tables below represent translations of the original disclosure in the Japanese language.)

1. Non-Consolidated Financial Results

(billions of yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2005	Three months ended December 31, 2006 (3Q-FY2006)	Three months ended December 31, 2005 (3Q-FY2005)	Three months ended September 30, 2006 (2Q-FY2006)	Six months ended September 30, 2006 (1H-FY2006)
Gross business profit *(gyomu soneki)* [(1)]	101.4	109.5	34.1	39.1	36.1	67.3
Net interest income	45.1	42.0	14.7	13.3	16.7	30.4
Net fees and commissions [(1)]	35.4	36.9	13.8	19.2	12.4	21.6
Net trading income	12.2	15.5	3.1	5.5	3.9	9.0
Net other business income	8.6	14.9	2.4	1.0	2.9	6.1
General & administrative expenses	58.9	55.1	19.2	18.9	19.5	39.6
Net business profit *(jisshitsu gyomu jun-eki)* [(1)]	42.5	54.4	14.8	20.2	16.6	27.6
Net operating income *(Keijou-rieki)*	39.2	52.2	12.8	19.3	16.3	26.3
Net income	63.8	59.1	22.2	19.9	25.4	41.5
Credit recoveries	(9.3)	(1.0)	2.6	1.3	(7.0)	(11.9)
Reversal (provision) of reserve for credit losses	(10.1)	(1.5)	2.6	1.3	(7.8)	(12.8)

(1) Includes income from monetary assets held in trust of 23.5 billion yen for nine months ended December 31, 2006, 27.1 billion yen for nine months ended December 31, 2005 and 15.4 billion yen for six months ended September 30, 2006.

2. Problem Claims

(i) Claims Classified Under the Financial Revitalization Law (Non-Consolidated)

(billions of yen, %)

	As of December 31, 2006 (Unaudited) a	As of September 30, 2006 b	Change a-b	As of March 31, 2006 c	Change a-c
Claims against bankrupt and quasi-bankrupt obligors	0.9	0.3	0.6	0.7	0.2
Doubtful claims	6.0	8.3	(2.4)	20.7	(14.8)
Substandard claims	15.8	17.3	(1.5)	21.1	(5.3)
Total (A)	22.7	26.0	(3.3)	42.5	(19.8)
Total claims (B)	4,974.4	4,806.5	167.9	4,129.0	845.3
(A) / (B) x 100	0.46	0.54	(0.08)	1.03	(0.57)
(ref.) Amount of partial write-off	3.4	3.4		2.4	

(ii) Risk Monitored Loans (Non-Consolidated)

(billions of yen, %)

	As of December 31, 2006 (Unaudited) a	As of September 30, 2006 b	Change a-b	As of March 31, 2006 c	Change a-c
Loans to bankrupt obligors	0.8	0.2	0.6	0.5	0.3
Non-accrual delinquent loans	5.7	8.1	(2.4)	20.4	(14.7)
Loans past due three months or more	0.0	0.0	(0.0)	0.0	0.0
Restructured loans	15.7	17.2	(1.5)	21.0	(5.3)
Total (A)	22.3	25.6	(3.3)	42.1	(19.8)
Loans and bills discounted (B)	4,847.0	4,683.7	163.3	3,961.2	885.8
(A) / (B) x 100	0.46	0.55	(0.09)	1.06	(0.60)
Reserve for credit losses (C)	101.1	98.4	2.7	111.4	(10.3)
Reserve ratios (C) / (A) x 100	452.24	384.16	68.08	264.51	187.73

3. Securities (Non-Consolidated)

As of December 31, 2006 (Unaudited) *(billions of yen)*

	Fair value	Net unrealized gain (loss)		
			Gross unrealized gains	Gross unrealized losses
Equity securities (domestic)	**4.8**	**0.0**	**0.7**	**0.7**
Bonds (domestic)	**618.9**	**(3.5)**	**0.2**	**3.8**
Other [1]	**397.4**	**9.4**	**10.4**	**0.9**
Total	**1,021.1**	**5.9**	**11.5**	**5.5**

As of September 30, 2006 *(billions of yen)*

	Fair value	Net unrealized gain (loss)		
			Gross unrealized gains	Gross unrealized losses
Equity securities (domestic)	4.5	0.2	0.6	0.4
Bonds (domestic)	646.7	(3.0)	0.3	3.3
Other [1]	275.2	1.2	1.6	0.3
Total	926.4	(1.6)	2.6	4.2

As of March 31, 2006 *(billions of yen)*

	Fair value	Net unrealized gain (loss)		
			Gross unrealized gains	Gross unrealized losses
Equity securities (domestic)	11.1	1.5	1.5	0.0
Bonds (domestic)	671.4	(4.7)	0.0	4.7
Other [1]	149.6	2.6	3.3	0.7
Total	832.2	(0.4)	5.0	5.4

(1) "Other" mainly consists of foreign securities.

4. Balance of Deposits (Non-Consolidated)

(billions of yen)

	As of December 31, 2006 (Unaudited)	As of September 30, 2006	Change	As of March 31, 2006	Change
Balance of deposits (including NCDs)	5,123.1	5,014.0	109.1	4,158.1	965.0
Balance of deposits from individuals	3,504.3	3,363.9	140.4	3,081.6	422.7

Non-Consolidated Statements of Income (Unaudited)

(millions of yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2005	Change		Fiscal year ended March 31, 2006 (FY2005)
	a	b	a-b	%	c
Interest on loans and bills	**52,386**	43,411	8,975	20.7%	57,895
Interest and dividends on securities	**30,971**	16,669	14,302	85.8%	21,036
Other interest income	**9,792**	2,764	7,028	254.3%	3,689
Interest income	**93,151**	62,844	30,307	48.2%	82,620
Fees and commissions income	**21,054**	17,160	3,894	22.7%	22,065
Trading profits	**12,584**	15,905	(3,321)	(20.9)%	20,740
Other business income	**14,588**	19,264	(4,676)	(24.3)%	23,523
Other ordinary income	**33,449**	33,939	(490)	(1.4)%	48,334
Ordinary income	**174,827**	149,114	25,713	17.2%	197,284
Interest on deposits	**22,645**	12,347	10,298	83.4%	16,932
Interest on debentures	**2,283**	3,765	(1,482)	(39.4)%	4,720
Other interest expenses	**28,634**	6,744	21,890	324.6%	10,746
Interest expenses	**53,562**	22,856	30,706	134.3%	32,398
Fees and commissions expenses	**9,231**	7,362	1,869	25.4%	10,659
Trading losses	**382**	322	60	18.6%	463
Other business expenses	**5,938**	4,311	1,627	37.7%	5,415
General and administrative expenses	**59,210**	55,616	3,594	6.5%	73,860
Other ordinary expenses	**7,250**	6,369	881	13.8%	13,990
Ordinary expenses	**135,576**	96,838	38,738	40.0%	136,787
Net ordinary income	**39,250**	52,276	(13,026)	(24.9)%	60,497
Special gains	**21,719**	2,051	19,668	958.9%	6,261
Special losses	**505**	95	410	431.6%	119
Income before income taxes	**60,465**	54,232	6,233	11.5%	66,639
Income taxes (current)	**(2,234)**	(4,589)	2,355	(51.3)%	(5,991)
Income taxes (deferred)	**(1,150)**	(310)	(840)	271.0%	(2,260)
Net income	**63,849**	59,131	4,718	8.0%	74,890
yen / US$	@118.98	@118.07			@117.47

Non-Consolidated Balance Sheets (Unaudited)
-- Assets

(millions of yen)

	As of December 31, 2006 a	As of December 31, 2005 b	Change a-b	As of March 31, 2006 c	Change a-c
<<Assets>>					
Cash and due from banks	**235,033**	258,152	(23,119)	315,282	(80,249)
Call loans	**71,000**	286,500	(215,500)	50,000	21,000
Collateral related to securities borrowing transactions	**103,950**	73,615	30,335	33,107	70,843
Other monetary claims purchased	**68,052**	36,708	31,344	40,233	27,819
Trading assets	**348,405**	132,838	215,567	173,315	175,090
Monetary assets held in trust	**690,641**	675,825	14,816	556,448	134,193
Securities	**2,150,077**	1,970,700	179,377	1,809,798	340,279
Loans and bills discounted	**4,847,065**	3,690,615	1,156,450	3,961,246	885,819
Foreign exchanges	**10,735**	11,982	(1,247)	12,140	(1,405)
Other assets	**284,173**	243,818	40,355	282,669	1,504
Premises and equipment	**/**	27,046	/	26,701	/
Tangible fixed assets	**21,172**	/	/	/	/
Intangible fixed assets	**13,080**	/	/	/	/
Deferred issuance expenses for debentures	**107**	177	(70)	177	(70)
Deferred tax assets	**26,715**	25,701	1,014	27,965	(1,250)
Customers' liabilities for acceptances and guarantees	**19,575**	46,243	(26,668)	30,985	(11,410)
Reserve for credit losses	**(101,146)**	(115,828)	14,682	(111,421)	10,275
Total assets	**8,788,639**	7,364,098	1,424,541	7,208,651	1,579,988
yen / US$	**@118.98**	@118.07		@117.47	

Non-Consolidated Balance Sheets (Unaudited)

-- Liabilities and Net assets

(millions of yen)

	As of December 31, 2006 a	As of December 31, 2005 b	Change a-b	As of March 31, 2006 c	Change a-c
<<Liabilities>>					
Deposits	**4,807,982**	4,355,007	452,975	4,000,819	807,163
Negotiable certificates of deposit	**315,177**	230,802	84,375	157,373	157,804
Debentures	**713,207**	1,113,854	(400,647)	1,021,419	(308,212)
Call money	**808,124**	140,000	668,124	30,000	778,124
Collateral related to securities lending transactions	**180,818**	9,420	171,398	–	180,818
Trading liabilities	**94,759**	71,142	23,617	129,059	(34,300)
Borrowed money	**287,398**	285,699	1,699	314,789	(27,391)
Foreign exchanges	**664**	405	259	325	339
Corporate bonds	**561,238**	122,789	438,449	447,024	114,214
Other liabilities	**226,558**	142,618	83,940	213,567	12,991
Accrued employees bonuses	**8,027**	7,558	469	10,040	(2,013)
Reserve for retirement benefits	**154**	811	(657)	200	(46)
Acceptances and guarantees	**19,575**	46,243	(26,668)	30,985	(11,410)
Total liabilities	**8,023,690**	6,526,352	1,497,338	6,355,605	1,668,085
<<Net assets>>		**<<Shareholders' Equity>>**		**<<Shareholders' Equity>>**	
Shareholders' equity					
Capital stock	**451,296**	451,296	–	451,296	–
Capital surplus	**18,558**	18,558	–	18,558	–
Additional paid-in capital	**18,558**	18,558	–	18,558	–
Retained earnings	**372,954**	364,767	8,187	380,526	(7,572)
Appropriated for legal reserve	**9,266**	7,777	1,489	7,777	1,489
Other retained earnings	**363,688**	356,990	6,698	372,749	(9,061)
Earned surplus brought forward	**363,688**	356,990	6,698	372,749	(9,061)
Treasury stock, at cost	**(72,559)**	(6)	(72,553)	(6)	(72,553)
Total shareholders' equity	**770,250**	/	/	/	/
Net unrealized gain / loss and translation adjustments					
Net unrealized gain / loss on securities available-for-sale, net of taxes	**3,699**	3,128	571	2,670	1,029
Net deferred gain / loss on hedge, net of taxes	**(9,418)**	/	/	/	/
Total net unrealized gain / loss and translation adjustments	**(5,718)**	/	/	/	/
Stock acquisition rights	**417**	/	/	/	/
Total net assets	**764,948**	837,745	(72,797)	853,046	(88,098)
Total liabilities and net assets	**8,788,639**	7,364,098	1,424,541	7,208,651	1,579,988
yen / US$	**@118.98**	@118.07		@117.47	

Certain account titles of the balance sheets as of December 31,2005 (b) and March 31,2006 (c) are realigned in line with the balance sheet as of December31,2006 (a).

[All figures presented in the following tables are based on APLUS' disclosed financials and before consolidation to Shinsei's financials.]

(Reference) APLUS Key Data

(billions of yen)

Summary of Income Statement (Consolidated)	*for the nine months ended* Dec. 31, 2006	*for the nine months ended* Dec. 31, 2005	(Reference) *for the six months ended* Sep. 30, 2006	(Reference) *for the six months ended* Mar. 31, 2006
Operating Revenue	**84.9**	73.4	57.3	51.7
Credit card shopping (Sogo)	**6.5**	4.7	4.2	3.4
Installment shopping credit (Kohin)	**15.0**	10.0	10.2	6.8
Credit guarantee	**20.3**	22.9	13.8	14.6
Loan	**35.1**	29.0	23.9	21.3
Consumer loan	**34.9**	28.7	23.7	21.1
Cashing by credit card	**15.9**	12.2	10.5	10.3
Loan card	**16.4**	14.7	11.5	9.5
Other consumer loan	**2.5**	1.7	1.6	1.2
Other loan	**0.1**	0.2	0.1	0.1
Financial income	**1.7**	1.4	1.0	1.0
Others	**6.1**	5.1	4.0	4.4
Operating Expenses	**89.1**	64.0	53.9	43.5
SG&A	**85.0**	60.3	51.3	41.3
Net provision of allowance for bad debts	**28.0**	19.6	17.5	13.0
Others	**57.0**	40.6	33.7	28.2
Financial expenses	**4.0**	3.7	2.5	2.2
Operating Income	**(4.2)**	9.3	3.4	8.1
Ordinary Income	**(4.2)**	9.5	3.5	8.1
Net Extraordinary Profit (Loss)	**(1.4)**	1.7	(1.4)	(1.3)
Net Income before Tax	**(5.6)**	11.2	2.1	6.8
Net Income	**(7.3)**	13.0	0.5	8.3

(billions of yen)

Summary of Financials and Other Major Business Information (Consolidated)	*as of the end of* Dec. 2006	*as of the end of* Dec. 2005	*as of the end of* Sep. 2006	*as of the end of* Mar. 2006
Total Assets	**1,601.1**	1,497.1	1,608.2	1,593.1
Total Liabilities	**1,537.8**	1,423.3	1,534.2	1,516.1
Total Net Assets	**63.2**	73.7	74.0	76.9
Total Account Receivables	**1,314.8**	/	1,329.1	1,315.0
Total installment receivables	**603.3**	/	604.7	568.7
Credit card shopping (Sogo)	**44.0**	/	39.4	36.9
Installment shopping credit (Kohin)	**290.8**	/	296.8	253.8
Loan	**268.3**	/	268.2	277.7
Consumer loan	**252.7**	/	253.3	234.0
Cashing by credit card	**67.3**	/	70.0	66.3
Loan card	**133.5**	/	133.7	131.9
Other consumer loan	**51.8**	/	49.5	35.7
Other loan	**15.6**	/	14.9	43.6
Others	**0.1**	/	0.1	0.1
Credit guarantee receivables	**711.4**	/	724.3	746.3
Number of Merchants (thousands)	/	/	897	648
Total Available Cardholders (thousands) (non-consolidated)	/	/	7,359	6,841
Number of New Card Issuance (thousands) (non-consolidated)	/	/	905	891
Loan Receivables Outstanding by Interest Rate Zone (non-consolidated) *	/	/	204.3	/
~15.0%	/	/	0.9	/
~18.0%	/	/	32.9	/
~20.0%	/	/	15.2	/
~25.0%	/	/	52.7	/
~29.2%	/	/	102.4	/
Cashing by credit card	/	/	75.7	/
Loan card	/	/	128.5	/
Credit Outstanding Per Account (thousand yen)	/	/	371	/
Cashing by credit card	/	/	242	/
Loan card	/	/	541	/

* This is a total of cashing by credit card / loan card outstanding (177.2 billion yen, non-consolidated, as of the end of Sep. 2006) based on managed assets basis, which include securitized receivables and uncollectible estimated amounts, etc.

■Grey zone related:

In the nine months ended Dec 31, 2006, APLUS made an additional provision of 11.2 billion yen for future possible losses on reimbursements of excess interest payments.

As of the end of Dec. 2006, reserve for losses on interest repayments stood at 10.8 billion yen.

[All figures presented in the following tables are based on Shinki' disclosed financials]

(Reference) Shinki Key Data

(billions of yen)

Summary of Income Statement (non-consolidated)	for the nine months ended Dec. 31, 2006	for the nine months ended Dec. 31, 2005	(Reference) for the six months ended Sep. 30, 2006	(Reference) for the fiscal year ended Mar. 31, 2006
Operating Income	**34.0**	38.1	23.0	50.5
Interest income	**18.4**	20.9	12.5	27.9
Interest on subordinated investor certificate	**14.7**	16.1	9.8	21.1
Others	**0.8**	1.0	0.6	1.3
Operating Expenses	**35.7**	30.7	22.2	43.7
Financial expenses	**1.2**	1.5	0.8	1.9
Other operating expenses	**34.4**	29.1	21.4	41.7
Allowance for bad debts and write offs	**21.1**	13.2	12.3	20.0
Others	**13.3**	15.9	9.0	21.7
Operating Profit	**(1.6)**	7.3	0.7	6.7
Ordinary Profit	**(1.4)**	7.5	0.8	6.8
Net Extraordinary Profit (Loss)	**(13.3)**	0.2	(13.3)	0.2
Net Income before Tax	**(14.8)**	7.7	(12.4)	7.0
Net Income	**(17.1)**	4.4	(15.4)	4.1

(billions of yen)

Summary of Financials and Other Major Business Information (non-consolidated)	as of the end of Dec. 2006	as of the end of Dec. 2005	as of the end of Sep. 2006	as of the end of Mar. 2006
Total Assets	**161.9**	193.2	171.9	189.7
Total Liabilities	**111.9**	124.3	120.1	121.1
Total Net Assets	**49.9**	68.8	51.8	68.5
Loan Receivables Outstanding (1)	**181.6**	205.7	187.5	199.4
Consumer loans	**128.0**	141.4	130.0	136.8
Unsecured loans	**127.2**	140.9	129.6	136.3
Secured loans	**0.7**	0.5	0.4	0.4
Business loans	**53.6**	64.3	57.5	62.6
Loans on deeds	**0.4**	0.8	0.4	0.6
Noloan business	**53.1**	63.2	56.9	61.8
Secured loans	**0.0**	0.2	0.0	0.1
Number of Branch Offices	**57**	60	572	610
Weighted Average Rate of Loan Interest Rate (%)	**27.06**	27.20	27.18	26.60
Consumer loans	**27.42**	27.58	27.59	26.91
Unsecured loans	**27.50**	27.64	27.65	26.97
Secured loans	**14.27**	11.31	11.07	11.15
Business loans	**26.19**	26.37	26.24	25.93
Loans on deeds	**21.50**	22.12	21.29	21.26
Noloan business	**26.25**	26.49	26.30	26.02
Secured loans	**11.33**	9.54	11.54	9.68
Weighted Average Rate of Funding Rate (%)				
During the fiscal year	**1.65**	1.87	1.64	1.82
As of the end of the fiscal year	**1.68**	1.67	1.68	1.63

(1) Balance of loans include ones off-balanced through securitization program

■**Grey zone related:**

In the nine months ended Dec. 2006, Shinki (non-consolidated basis) made an additional provision of 18.1 billion yen for future possible losses on reimbursements of excess interest payments. (6.7 billion yen was recorded in operating expenses and 11.4 billion yen was recorded in extraordinary losses.) As of the end of Dec. 2006, the reserve amount stood at 18.8 billion yen.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Thursday, February 1, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective February 1, 2007.

	New Position	Former Position
Hirotaka Terai	Senior Managing Executive Officer, Head of Retail Banking Group, Chief Operating Officer of Retail Banking Group,and GM of Marketing Division	Senior Managing Executive Officer, Head of Retail Banking Group, Chief Operating Officer of Retail Banking Group, GM of Retail Products Division, GM of Customer Advocacy Division, and GM of Marketing Division

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

For Immediate Release

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

Shinsei Bank, Limited

(Code: 8303 TSE First Section)

Shinsei Bank to Increase Application Channels for "Sirius Harmony", an Individual Annuity Insurance

— Customers will be able to consider at their own pace with the help of investment simulations on the Web—

Tokyo (Friday, February 2, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that effective Monday, February 5, 2007, it will start providing mail-order type Sirius Harmony, an US dollar denominated individual Fixed Annuity (US dollar denominated, launched in 2005) underwritten by Alico Japan. Customers can ask for product details and application forms on Shinsei Bank's website (http://www.shinseibank.com).

Customers can request the Bank via the Web to provide information materials on Sirius Harmony, and apply for the product by mail-order to the Bank. Insurance premiums can be paid online, through Shinsei Bank's internet banking (Shinsei *PowerDirect*).
The mail-order type Sirius Harmony has partial difference from those offered over the counter of Shinsei Bank in the conditions for sales.

To ensure a full understanding of the features of the product for customers who cannot visit Shinsei Bank branches, the Bank provides explanations via the Call Center (Shinsei *PowerCall*) and the Web, as well as Web-based investment simulations (linked to Alico Japan website) for Sirius Harmony, with the aim of creating alternative opportunities to provide information, instead of consulting services at branches. Customers can consider individual annuity insurances anytime at their own pace.

Given the next deregulation in December 2007, Shinsei Bank will continue offering products that suit customer lifestyles, by making the most of channels, such as the Internet and the Call Center (Shinsei *PowerCall*), in addition to traditional branch-based consulting services.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

* <Sirius Harmony>

Differences in Product Features between Mail-Order Type and Over-the-Counter Type

Application	Mail Order	Over the Counter
Premiums paid in	Japanese yen only	Foreign currencies only
Invested by	U.S. dollars only	One of three currencies (U.S. dollars, Euro, or Australian dollars)
Minimum Single Premium	1.5 million yen or more	10,000 U.S. dollars, 10,000 Euros, or 20,000 Australian dollars
Deferred period	3Y, 5Y, 7Y, or 10Y	5Y, 7Y, or 10Y
Customer's age at contract (Issue age)	20 – 87 years old	0 – 85 years old

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

【Attachment】

Mail-Order Type Sirius Harmony, Individual Annuity Insurance:
Image of the Contents to Appear on the Shinsei Bank website (http://www.shinseibank.com)

■ "Product Explanation" screen



米ドルでふやす楽しみ
シリウス Harmony
2007年2月5日～2007年2月15日にご契約の場合
積立利率 4.59%
積立利率 5.12%

■ "Request for Information Materials" screen



シリウス Harmony

■ "Investment Simulation" screen (linked to Alico Japan website)



外貨運用シミュレーション
試算してみよう!
試算する
閉じる

* All graphics are image

For Immediate Release

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com
(Code: 8303 TSE First Section)

Shinsei Bank to Exhibit Art Works at Omotesando Hills Financial Center

Tokyo (Tuesday, February 6, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will display art works of Mr. Dzine, an American artist, within Omotesando Hills Financial Center which is located on third floor, Dojun Wing of Omotesando Hills from Saturday, February 10, 2007 to mid May, 2007.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." To send out this "Color your life" message, art works are on display within Omotesando Hills Financial Center after its opening in May, 2006.

Mr. Dzine's career started in graffiti art, yet the dynamic style that has brought him international acclaim inherits aspects of the movements in post-war American painting such as Abstract Expressionism and Color Field painting. The Bank will exhibit three of his works made of glass beads, acrylic, etc.

Outline of the Art Exhibition at Omotesando Hills Financial Center

Place:	Omotesando Hills, Dojun Wing 3F, 12-10, Jingumae 4-Chome, Shibuya-ku, Tokyo
Period:	Saturday, February 10 through mid May, 2007
Contents:	Exhibition of 3 art works, created by Mr, Dzine, American artist, at Omotesando Hills Financial Center

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

【Appendix】

【Art works of Mr. Dzine planned to be exhibited at Omotesando Hills Financial Center】



Title: "The Richest Man in Babylon"
2004
Size: 101.6 x 101.6 x 5 cm
Material: Acrylic on canvas on board covered with glass beads



Title: Untitled (study for an electronic symphony)
2006
Size: 30 x 30 cm
Material: Acrylic on canvas on board covered with glass beads



Title: "Optic Study"
2005
Size: Diam. 91.5 cm
Material: Envirotex and acrylic on canvas on board

【Mr. Dzine's profile】

Dzine is an up-and-coming painter currently based in Chicago, where he was born in 1970, and is very active internationally.

Strongly influenced by the graffiti art movement in the 1980s when he was still in his teens, Dzine first came to prominence as a young Chicago painter at the start of the 1990s. His work extends past the conventional boundaries of art, and has included numerous collaborations with leading club culture producers and DJs – including DJ Cam, Gotan Project, Yellow Productions, and Guidance Recordings. Encompassing visual art, fashion, and music, Dzine has become one of the

driving forces of youth culture in a broad sense.
In addition to his paintings in graffiti art, the dynamic style that has brought Dzine international acclaim inherits aspects of Abstract Expressionism, Color Field painting, and other movements in post-war American painting. Despite his youth, he has established a reputation with curators and collectors worldwide as a pivotal figure who is opening new doors for abstract expression.
In 2002, he produced a nine-meter mural at the Museum of Contemporary Art Chicago as a site-specific installation "Sampler." His first major solo exhibition in Japan was at SCAI the Bathhouse in Tokyo in May 2004. In 2005, his solo exhibition "PUNK FUNK" at the Contemporary Art Museum St. Louis included a massive mural that attracted a great deal of interest. In 2006, his activities included a solo exhibition at the Museum of Art in Puerto Rico, an artist-in-residence program and solo exhibition at the Baltic Centre for Contemporary Art in Newcastle, UK, a massive outdoor installation project in the Netherlands, and another solo exhibition in Tokyo first time in two years. In 2007, Dzine's work seems likely to progress further heights, including a project for the Venice Biennale and solo exhibition in Rome.

SHINSEI BANK

AXA LIFE INSURANCE

February 6, 2007
Shinsei Bank, Limited
AXA Life Insurance Co., Ltd.

Shinsei Bank Launches AXA Life's Individual Variable Annuity "HALF time" for Baby-Boomer Generation

'Security for the future' and 'Expectation for accumulation' at the "halfway stage' of life

Shinsei Bank, Limited (Head Office: Chiyoda-ku, Tokyo; President and CEO: Thierry Porté) will launch the individual variable annuity "HALF time" [*1] on Tuesday, February 13, 2007 through its branches, including Shinsei Financial Centers (excludes some branches). This product was developed by AXA Life Insurance Co., Ltd. (Head Office: Minato-ku, Tokyo; President: Paul Sampson)

"HALF time" is a whole life individual variable annuity targeting the "baby-boomer generation". Customers can freely set the length of the accumulation period from a minimum of one year, and the product is also equipped with two special features to increase the guaranteed total payout (Roll-up guarantee feature and Ratchet guarantee feature). Investment in the separate account will be continued even after an annuity payout has started, which enables policyholders to pursue additions to guaranteed total payouts[*2]. With all these features, this is an individual variable annuity that was developed to enable customers to enjoy their second life with lifetime annuities.

<u>Possible to start receiving annuities after a minimum of one year</u>

The accumulation period, ranging from one year up to 35 years, can be set in units of one year at the beginning of a contract, thereby enabling policyholders to start receiving annuities from after a minimum of one year.

<u>Total payout to increase annually – regardless of the investment performance; upward opportunity if investment performance is strong</u>

A **<u>"Roll-up guarantee feature"</u>** provides a guarantee of minimum total payouts[*3] that increase annually by 2% against the single premium (principal). For example, after an accumulation period of 10 years has elapsed, 120% of the single premium will be guaranteed as a minimum total payout. Also, in order to 'pursue increased total payouts even further by taking advantage of upward trends in the stock market', the product also has a **<u>"Ratchet guarantee feature"</u>** that reflects the investment performance of the separate account on the day of every yearly contract date in the amount of total payouts. The total payout increases when the investment performance is favorable and will not decline once it has been determined.

<u>Guarantees lifetime annuities / Opportunities to further increase the total payout even after an annuity payout has started</u>

During the annuity payout period, a certain percentage (4% in the case of an accumulation period of 5 to 10 years) relative to the guaranteed total payout can be received as an annuity throughout the

policyholder's lifetime. Even after an annuity payout has started, the account value will continue to be invested in the separate account, and thus opportunities to further increase the total payout will be provided.

With the increase in the average life span, there are growing demands to systematically secure living expenses in preparation for a long life. "HALF time" is an individual variable annuity that was created in response to the voices of customers mainly in the "baby-boomer generation", who "wish to plan and prepare for their second life to enjoy themselves at the halfway stage of their lives" and also "wish to increase their financial assets securely and steadily".

*1: Official name: Variable Individual Annuity (06) with Separate Account Annuity Rider (Whcle-Life) with Guaranteed Benefit.

*2: This becomes the standard value for calculating the annual annuity payout. This amount will be guaranteed as the minimum total payout (paid-up annuity plus the lump-sum death benefit).

*3: This above guarantee will be available for annuity payment only, not for lump-sum payment.

Main Features of 'HALF time'

<Flexibility in setting the accumulation period from minimum of one year>

The accumulation period, ranging from one year to 35 years, can be set at the time of the contract in units of one year. The accumulation period can also be extended or shortened within this range (from one year up to 35 years) after the contract has started (i.e., the annuity payout start date can be changed).

<Roll-up guarantee feature>

During the accumulation period, regardless of the investment performance, the guaranteed total payout will increase by a simple interest rate of 2% against the basic sum-insured (single premium) on the yearly contract date and be determined as the guaranteed roll-up value (roll-up period: maximum 10 years). For instance, guaranteed minimum total payouts of 110% and 120% will be secured when five-year and ten-year accumulation periods have elapsed, respectively.

<Ratchet guarantee feature>

If the investment performance is favorable and the account value on the day preceding the yearly contract date exceeds the basic sum-insured (single premium), the guaranteed total payouts will be upwardly revised accordingly. Once determined, the guaranteed ratchet value will not decline. Thereafter, if the account value on the day preceding the yearly contract date exceeds the pre-determined guaranteed ratchet value, it will be determined as the new guaranteed ratchet value.

<Separate account whole life annuity>

A certain percentage (accumulation period of 1-2 years: 3%; 3-4 years: 3.5%; 5-10 years: 4%) relative to the guaranteed total payout can be received as an annuity throughout the policyholder's lifetime. Furthermore, as the account value will be invested as a separate account during the annuity payout period, the guaranteed total payout will be reviewed if the account value exceeds the pre-determined guaranteed total payout.

<Death benefit / Guaranteed minimum lump-sum death benefit>

During the accumulation period: The largest amount among the guaranteed roll-up value, guaranteed ratchet value, and account value will be paid as the death benefit.

During the annuity payout period: The larger of the guaranteed total payout less accumulated paid-up annuity or the account value will be paid as the lump-sum death benefit.

<Product Outline>

Insurance age:	Age 55 through 75
Premium payment:	Single premium
Accumulation period:	1-35 years (in units of one year)
Minimum premium:	¥2,000,000
Investment trust utilized:	Age 55 through 70: Global diversification type 40AL(501) (Japanese equity 20%, Japanese bonds 30%, foreign bonds with currency hedge) 15%, foreign bonds without currency hedge) 15%, foreign equity 20%) Age 71 through 75: Global diversification type 20AL(502) (Japanese equity 10%, Japanese bonds 40%, foreign bonds with currency hedge 40%, foreign equity 10%)

* This product is subject to the Cooling-Off System.

About Shinsei Bank

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

About AXA Life

AXA Life Insurance Co., Ltd. is a member of the AXA Group, one of the world's largest insurance and financial groups. Standard & Poors' insurance financial strength rating for AXA Life Insurance Co., Ltd. is AA-. For more information, visit www.axa.co.jp.

About AXA Group

AXA group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depositary Share (ADS) is also listed on the NYSE under the ticker symbol AXA. For more information, visit www.axa.com.

Attachment

HALFtime

Main Features of HALF time

◦◦ **Contract Example** ◦◦

Accumulation period : 10 years

This product is subject to the Cooling-Off System.



Guaranteed Ratchet Value
The larger of the account value on the day preceding the yearly contract date or the determined guaranteed ratchet value will be the new guaranteed ratchet value on the yearly contract date.
Guaranteed Roll-Up Value
Regardless of the investment performance, guaranteed roll-up value will increase by a simple interest rate of 2% against the basic sum-insured (single premium) on the yearly contract date
Death Benefit
The largest amount among the followings on the date of the death of the insured :
Guaranteed Ratchet Value
Guaranteed Roll-Up Value
Account Value
Separate Account Whole Life Annuity
The percentage indicates the multiplying factor against the guaranteed total payout in the case the accumulation period is 10 years.
4% 4% 4% 4% 4% 4% 4% 4% 4% 4% 4% 4% 4% 4% 4%
Lump-Sum Death Benefit
The largest amount between the followings on the date of the death of the insured .
Account Value
5% Initial Fee*
120
100
Basic Sum-Insured (Single Premium)
Account Value
Death Benefit
Guaranteed Total Payout
Annuities will be paid for a lifetime even if the account value becomes zero in mid course.
Contract Date
Yearly Contract Date
Completion of Accumulation Period
Annuity Payout Start Date (day after the completion of accumulation period)
Accumulation Period (10 years)
Annuity Payout Period (Whole Life)

There will be no surrender charge deducted from the cash value in the case of surrender due to a sudden need for funds.

The account value can be received in the form of a lump-sum payment after the annuity payout has started, based on an application by the policyholder.

* The balance after deducting the initial contract fee (5%) from the single premium will be transferred to the separate account at the end of the separate account transfer date.

* The amount of annuity will be deducted from the account value at the end of the day preceding the annuity payout date

* The above diagram is an example. It is not a guarantee or a forecast of the future account value, guaranteed ratchet value, guaranteed total payout or special account annuity payout

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Announcement of Senior Management Changes
Further Acceleration of Business Transformation at APLUS

Tokyo (February 13, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following senior management changes:

Mr. Junji Sugiyama, Chairman of Shinsei Bank, will assume additional responsibilities as Non-Executive Chairman of APLUS Co., Ltd ("APLUS").

Mr. Clark Graninger, Executive Vice-President, Head and Chief Executive of Institutional Banking Group at Shinsei Bank, will assume responsibility as President and Chief Executive Officer of APLUS and will relinquish his current position at Shinsei Bank.

Mr. Shuji Kagotani, Director of Shinsei Trust & Banking Co., Ltd ("Shinsei Trust"), will assume responsibility as Vice President of APLUS and will relinquish his current position at Shinsei Trust.

These appointments will be effective on obtaining all necessary approvals. Further management changes will be advised in due course.

"We firmly believe in the viability and profitability of APLUS and are making these senior management changes to further accelerate the business transformation at APLUS" said Mr. Thierry Porté, President and Chief Executive Officer of Shinsei Bank.

In response to the significant changes taking place in the consumer finance industry, APLUS earlier announced, on January 16, 2007, a major business transformation program. Shinsei Bank believes that these measures will enable the subsidiary to return to profitability in fiscal year 2007 and to achieve profitable growth thereafter. Furthermore, Shinsei Bank remains committed to delivering sustainable long-term profitable growth through its three pillar business strategy which includes Consumer and Commercial Finance. Consequently, Shinsei Bank will continue to provide APLUS with all financial, management and technical resources to fully support and accelerate its business transformation program.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Wednesday, February 21, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective February 21, 2007.

	New Position	Former Position
Michiyuki Okano	Statutory Executive Officer, Head of Operations Sub-Group, Head of Retail Services Sub-Group, GM of Retail Services Division, GM of Process Control Division, GM of Operations Services Division, GM of Grand Cayman Branch, and GM of Retail Technology Division	Statutory Executive Officer, Head of Operations Sub-Group, Head of Retail Services Sub-Group, GM of Retail Services Division, GM of Process Control Division, GM of Channel Management Division, GM of Operations Services Division, and GM of Grand Cayman Branch

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+31)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited

(Code: 8303 TSE First Section)

Shinsei Bank to Raise Interest Rates on the Yen Savings Deposit

Tokyo (Thursday, February 22, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will raise the interest rates on the yen savings deposits as follows.

For the individual customers, effective Friday, February 23, 2007, the Bank will raise *PowerFlex* Yen Savings Deposit interest rate by 0.10% p.a. up to 0.35% p.a. (0.28% p.a. after tax) depending on the balance maintained. Shinsei Bank will also raise the interest rate by 0.10% p.a. to 0.20% p.a. on the yen savings deposit for institutional customers, effective Monday, February 26, 2007.

PowerFlex Yen Savings Deposit Interest Rate

Balance maintained in Yen Savings Deposit	Interest rate after revision (effective February 23, 2007)	Interest rate before revision
JPY 10 million or more	0.35% p.a. (0.28% p.a. after tax)	0.25% p.a. (0.20% p.a. after tax)
JPY 3 million or more but less than JPY 10 million	0.25% p.a. (0.20% p.a. after tax)	0.15% p.a. (0.12% p.a. after tax)
JPY 1 million or more but less than JPY 3 million	0.20% p.a. (0.16% p.a. after tax)	0.10% p.a. (0.08% p.a. after tax)
Less than JPY 1 million	0.11% p.a. (0.088% p.a. after tax)	0.01% p.a. (0.008% p.a. after tax)

Yen Savings Deposits Interest Rate for Institutional Customers

Interest rate after revision (effective February 26, 2007)	Interest rate before revision
0.20% p.a.	0.10% p.a.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Announcement of Concluding the Sponsorship Agreement with UNICO Corporation

Tokyo (Thursday, February 22, 2007) –Shinsei Bank, Limited ("Shinsei Bank") announced today that together with Shinsei Bank's consolidated subsidiary Showa Leasing Co.,Ltd. ("Showa Leasing"), it has concluded the Sponsorship Agreement with UNICO Corporation ("UNICO") which contemplates the transfer of UNICO's business and assets.

1. Purpose of the sponsorship agreement

Consumer and Commercial Finance is placed as part of the strategic business pillar together with Institutional Banking and Retail Banking at Shinsei Bank and provides products and services to consumer finance, small to mid-sized businesses and specialty property customers.

UNICO has filed a bankruptcy-reorganization plan in October 2006, and is now under corporate reorganization proceedings. It has a wide customer base and network through out Japan focusing on Hokkaido and Tokyo metropolitan areas, and operates consultation sales, value-added sales, and fee business which meet the customer needs.

Shinsei Bank will revitalize UNICO's business under Showa Leasing and further strengthen Consumer and Commercial Finance by expanding the revenue base and deliver sustainable growth.

2. Profile of UNICO

Please refer to the attachment

3. Details of the Sponsorship Agreement

The transfer of UNICO's financial business and assets to the subsidiary of Showa Leasing

4. Effects on Future Performance Prospects

If the transfer of the financial business and assets are conducted by March 31, 2007, the assets of UNICO will be reported on Shinsei Bank's balance sheet from the end of March 2007. Shinsei Bank, therefore, does not expect that there will be any effect upon its net income projections for fiscal year 2006.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Attachment

Corporate Profile

Company Name	UNICO CORPORATION
Address	6-23, NijyuYonken 2-Jyo 4-Chome, Nishi-ku, Sapporo city Unico Building
Established	February, 1973
Paid-in Capital	656.09 Million
Beginning date of corporate reorganization proceedings	November 30, 2006
Representative	Administrator Toru Nagasawa
Numbers of Employees	87 (as of November 30, 2006)
Description of Business	Sales, Installment Sales and Lease mechanical equipments mainly of constructing equipment and environment related equipments
Offices	Head Quarter/Sapporo Branch (Sapporo) Tokyo Office (Minato-ku, Tokyo) Tohoku Branch (Sendai) Nagoya Branch (Nagoya) Osaka Branch (Osaka) Kyushu Branch (Fukuoka) Doutou Satellite Office (Obihiro) Asahikawa Satellite Office (Asahikawa)

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

No Change in Shinsei Bank's Consolidated Financial Forecast for Fiscal Year 2006 Following Shinki's Revised Full Year Financial Forecast Announcement

Tokyo (February 23, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") confirmed that the revised full year fiscal 2006 result forecast announced today by its 36.4% owned affiliate Shinki Co. Ltd, ("Shinki") does not have a material impact on Shinsei Bank's consolidated reported net income forecast of 40.0 billion yen for fiscal year 2006.

Shinsei Bank's consolidated financial results forecast already estimated possible losses arising mainly from increased reserves for interest refunds at Shinki in this fiscal year.

As has been previously announced, Shinsei Bank is also currently assessing together with its external auditors the additional impact on the consolidated and non-consolidated financials of both Shinsei Bank and APLUS on account of impairment of investments in subsidiaries/affiliate and of goodwill and other intangibles. The Bank will release details of any such additional impact in a timely and appropriate manner.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

1-8. Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Tuesday, February 27, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective March 14, 2007.

	New Position	Former Position
Clark Graninger	Retirement	(Executive Vice President, Head and Chief Executive of Institutional Banking Group, and GM of IB Business Division)

Effective March 15, 2007, Clark Graninger will become Advisor of APLUS Co., Ltd.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Resignation of a Director from the Board of Directors of Shinsei Bank

Tokyo (February 28, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") announced today that Mr. Timothy C. Collins, Senior Managing Director and CEO of Ripplewood Holdings, resigned from the Board of Directors of Shinsei Bank.

Mr. Collins led the effort to acquire and restructure the Long-Term Credit Bank of Japan, ("LTCB") in 1999 and 2000. As general partner, together with J. Christopher Flowers, of the New LTCB Partners, he played a major role in LTCB's rebirth as Shinsei Bank. These efforts culminated in the Bank's successful initial public offering and re-listing on the Tokyo Stock Exchange in February 2004. The New LTCB Partners have distributed all funds to the original partners and the partnership has been dissolved in December 2006. Therefore, Mr. Collins has deemed it an appropriate time to leave the Board.

"Shinsei Bank has a strong balance sheet, a world-class Board of Directors, motivated and capable employees, great business systems, and a sound strategy", said Mr. Collins. Thierry Porté, Shinsei Bank President and CEO, stated that "Shinsei Bank owes Mr. Collins great gratitude and admiration. From the very creation of Shinsei, Mr. Collins has provided leadership, enthusiasm and vision. He was the catalyst for the extraordinary transformation of Shinsei Bank. We at Shinsei are most grateful for his tremendous dedication and unwavering support."

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Thursday, March 1, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes:

1. Organizational Changes

Centralized Operations Division ("COD") will be newly established in the Operations Sub-Group of the Banking Infrastructure Group in order to further streamline "operations".

2. Effective Date

March 1, 2007

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Wednesday, March 14, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective March 14, 2007.

	New Position	Former Position
Sang-Ho Sohn	Senior Managing Executive Officer, Head and Chief Executive of Institutional Banking Group, GM of IB Business Division, and GM of Specialty Finance Division	Head of Institutional Banking Group, and GM of Specialty Finance Division
Yoshikazu Sato	Statutory Executive Officer, Head of Technology Sub-Group, GM of Information Technology Division, GM (for Special Assignment) of Information Technology Division, and GM of Technology Support Division	Statutory Executive Officer, Head of Technology Sub-Group, GM of Information Technology Division, GM (for Special Assignment) of Information Technology Division, GM of Technology Support Division, and Head of Retail Services Sub-Group

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Wednesday, March 14, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes:

1. Organizational Changes

(1) Legal and Corporate Governance Group ("LCG") will be newly established to further enhance the compliance and corporate governance point of view. It shall be consisted of the Compliance Division and the Legal Division both transferred from the Corporate Affairs Group ("CAG"), together with the Office of Corporate Secretary which is currently an Independent Division. Investor Administration Office shall be newly established in the LCG.

(2) Human Resources Division ("HRD") shall be extracted from the CAG and become an Independent Division. The independency of HRD will be effective for efficient HR operation or treatment to follow the direction from the top management, by way of closer cooperation with the Office of CLO.

2. Effective Date

March 14, 2007

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

For Immediate Release

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Start the Alliance Service for "Shinsei VISA Card" The Credit Card with 32-color Choices

—Tie-up with APLUS, a unit of Shinsei Bank Group —

Tokyo (Friday, March 23, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that effective Monday, March 26, 2007, it will start the alliance service for the "Shinsei VISA Card", the credit card with 32-color choices, through its website (http://www.shinseibank.com)[1] in association with APLUS Co., Ltd ("APLUS") (Head office: Osaka-city, Osaka Prefecture; President and CEO: Clark Graninger). The Bank will hold the "Shinsei VISA Card" campaign from Monday, March 26 to Saturday, April 28, 2007.

The "Shinsei VISA Card" will be offered in two product types; "Power Standard" with no annual membership fee and "Power Prestige" with an annual membership fee of 3,000 yen including tax. Customers will also be able to choose the color card of their choice from a total of 32 colors, which is the same as Shinsei Bank's color cash card.

Customers who utilize the "Shinsei VISA Card" at any participating VISA merchants worldwide or APLUS merchants for a total of 100,000 yen or more will receive a cash back depending on the amount they spend. The cash back rate is up to 1.0% for "Power Prestige" and up to 0.5% for "Power Standard".

"Shinsei VISA Card", the color card with 32-color choices, was created under Shinsei Bank's brand concept of "Color your life", which aims to bring into reality an abundant lifestyle full of color to our customers. Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

— Image of "Shinsei VISA Card" —


VISA

Details of the "Shinsei VISA Card" Campaign

Period	From Monday, March 26, 2007 to Saturday, April 28, 2007
Qualification	Customer who completes the application for the "Shinsei VISA Card" through Shinsei Bank's website by Saturday, April 28, 2007 and is a "Shinsei VISA Card" member at Thursday, May 31, 2007.
Campaign	Power Standard: "Power Standard" members have a chance to be one of 1,000 customers to receive 500 yen. (500 yen will be credited to Shinsei's *PowerFlex* account around July, 2007. Power Prestige: The first year annual membership fee (3,000 yen) for "Power Prestige" is free.

Please refer to the attachment for further information.

1. Customers will be able to apply for "Shinsei VISA Card" at Shinsei branches starting mid-April, 2007.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

■**Product outline of the "Shinsei VISA Card"**

Product and Services		"Power Standard"			"Power Prestige"		
Name		Shinsei VISA Card					
Card type		"Power Standard" or "Power Prestige"					
Card Design		Option of 32 color cards					
International brand		VISA International					
Family member card		Up to three family members					
Term of validity		4 years					
Card specification		Magnetic stripe and IC					
ETC card		Shinsei APLUS ETC Card (Free membership fee / Additional application required.)					
Annual membership fee		0 yen			3,000 yen (including tax)		
Card shopping	APLUS merchants (Domestic) VISA merchants (Worldwide)	One-time payment (free of charge) Two-time payment (free of charge) Lump-sum payment with bonus (free of charge) Installment payment at 3, 6, 10, 15, or 20 times (fees for installment payments will be from 10.76% p.a. to 13.25% p.a.)					
		Revolving payment	15.0% p.a.		Revolving payment	12.0% p.a.	
Cash advance	APLUS' partner ATM	APLUS partner's financial institutions, etc. (About 140,000 ATMs nationwide)					
	VISA/Plus-Net	About 1,100,000 units in 172 countries overseas					
	Interest rate	18.0% p.a.			12.0% p.a.		
Travel and life services	Domestic travel accident insurance	Accidental death and physical impediment	Up to 10 million yen		Accidental death and physical impediment	Up to 30 million yen	
	Applied only when the travel costs is paid via the "Shinsei VISA Card"				Hospitalization insurance amount	5,000 yen per day	
					Regular doctor visit insurance amount	2,000 yen per day	
	Overseas travel accident insurance	Accidental death and physical impediment	Up to 10 million yen		Accidental death and physical impediment	Up to 30 million yen	
		Injury	Up to 2 million yen		Injury	Up to 3 million yen	
		Illness	Up to 2 million yen		Illness	Up to 3 million yen	
		Personal items protection (per travel)	Up to 200,000 yen[1]		Personal items protection (per travel)	up to 500,000 yen[1]	
		Self indemnity (per accident)	20 million yen		Self indemnity (per accident)	20 million yen	
		Rescue fees	2 million yen		Rescue fees	2 million yen	
	Shinsei VISA Medical Desk				Emergency medical care or Consulting with a medical specialist		
	Individual self indemnity insurance				Self indemnity (per accident)	300,000 yen[2]	
Cash back service[3]	Amount spent	Monthly point[4]	Special additional point[5]	Total point	Monthly point[4]	Special additional point[5]	Total point
	Less than 250,000 yen	0.25% (1 point for 2,000 yen)	—	0.25%	0.5% (1 point for 1,000 yen)	—	0.5%
	Not less than 250,000 yen and less than 500,000 yen		0.125%	0.375%		0.25%	0.75%
	500,000 yen or more		0.25%	0.5%		0.5%	1.0%

1. Up to 1 million yen during policy term. Co-payment of 3,000 yen per accident
2. Co-payment of 50,000 yen per accident.
3. Cash back eligible from total purchase of 100,000 yen or more. Cash back point to be carried forward to the end of the following fiscal year
   Application necessary from the customer for cash back.
   Cash back amount will be offset with credit card bill, and the residual amount will be credited to Shinsei's *PowerFlex* account.
4. Added automatically according to the amount spent in a month. 1point is redeemable for 5 yen at the timing for cash back
5. Added once in the end of a fiscal year depending on the total amount spent during the fiscal year. 1 point is redeemable for 5 yen at the timing of cash back

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Continued Support for APLUS with Capital Infusion and Increased Focus on Synergies

Tokyo (March 23, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that it will infuse 20 billion yen of capital into its subsidiary APLUS Co. Ltd. ("APLUS").

"We continue to provide APLUS with all the necessary resources to support its business transformation while benefiting from the synergies that can be generated from its close relationship with Shinsei Bank" said Thierry Porté, President and Chief Executive Officer of Shinsei Bank.

APLUS today obtained approval at an Extraordinary Shareholders Meeting to raise 20 billion yen through the issuance of preferred stock which will be fully subscribed by Shinsei Bank. The Bank will also consider subscribing to any future additional issuances by APLUS to support its business growth.

Shinsei Bank believes that the measures that APLUS has been taking in response to the challenging environment affecting the consumer finance sector will enable the subsidiary to return to profitability in fiscal year 2007 and to achieve profitable growth thereafter. Consequently, Shinsei Bank has been fully supporting APLUS' business transformation program, including the recent appointments of Mr. Junji Sugiyama, Chairman of Shinsei Bank, as non-executive Chairman of APLUS and Mr. Clark Graninger, former Executive Vice-President of Shinsei Bank as President and Chief Executive Officer of APLUS.

APLUS is a key component of Shinsei Bank's strategic Consumer and Commercial Finance business pillar. It not only provides the Bank with an important platform to grow its consumer finance business but can also generate significant synergies with other areas of the Bank, such as the launch of the Shinsei Bank credit card which was announced today.

Shinsei Bank remains committed to providing APLUS with all the necessary financial, management and technical resources to support its business transformation.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

March 23, 2007

Company Name:	APLUS Co., Ltd.
Representative:	President Clark Graninger (Code: 8589 OSE First Section)
Head Office Address:	1-9, 4-chome, Minami-senba, Osaka City
Inquiry to:	Managing Executive Officer and Chief Finance Officer Satoshi Noguchi TEL (03)5229-3702(Direct)

Completion of purchase agreement for Class F Preferred shares

APLUS Co., Ltd. ("APLUS") resolved, at a Board of Directors meeting held today, to allocate Class F preferred shares as described below. The issuance of Class F preferred shares was also resolved today at an extraordinary shareholders' meeting at which the company's articles of association were changed to allow the issuance. The issuance was also agreed by the holders of Class B and Class C preferred shares.

Note

1. Description of the preferred share issuance

(1)	Type of security	Class F Preferred shares
(2)	Number of shares offered	10,000,000 shares
(3)	Issuance price	JPY 2,000 per share
(4)	Issuance amount	20 billion Yen
(5)	Increase paid in capital	10 billionYen
(6)	Increase capital surplus	10 billion Yen
(7)	Date of subscription	March 23 2007
(8)	Closing date	March 26 2007
(9)	Subscriber and number of subscription	Shinsei Bank, Limited 10,000,000 shares

(10) *APLUS has agreed with the subscriber that unless there is a prior agreement by APLUS, the subscriber may not transfer the Class F preferred shares.

This issuance of 20 billion yen is a tranche of the 50 billion yen facility authorized at today's shareholders' meeting. Additional capital will be issued based on the future needs of the business.

2. Outstanding shares

(1) Current number of outstanding shares

Common Share	227,510,777 shares
Class B Preferred Share	10,000,000 shares
Class C Preferred Share	15,000,000 shares
Class D Preferred Share	49,000,000 shares
Class E Preferred Share	71,500,000 shares

(2) New Preferred shares

Class F Preferred Share	10,000,000 shares

(3) Number of outstanding shares after the capital infusion

Common Share	227,510,777 shares
Class B Preferred Share	10,000,000 shares
Class C Preferred Share	15,000,000 shares
Class D Preferred Share	49,000,000 shares
Class E Preferred Share	71,500,000 shares
Class F Preferred Share	10,000,000 shares

3. The basis for the capital infusion and impact on APLUS' financial outlook

(1) The basis for this capital infusion

In response to the challenging market environment and resulting financial net loss for fiscal 2006 as currently projected, APLUS management views the raising of additional capital as a prudent measure in support of its fiscal 2007 business objectives. Following an initial period of revenue and expense contraction due to interest rate reductions as well as discontinuing unprofitable business, Aplus is well positioned in the medium term to expand its business in the areas of core volume, margins, channel distribution, and new offerings. While Aplus has successfully undertaken significant cost reduction measures this year and will continue to do so going forward, this new capital which will be used for the repayment of loans and other ordinary business purposes, will provide additional assurance to APLUS'business partners and customers. Under the banner "Customer Centric", "Equal Partnership", and "Frontline First", APLUS will focus on a new business model, the transformation of its earnings structure and aim to return to sound profitable growth from fiscal 2007 onwards.

(2) Impact of the infusion on APLUS' financial outlook

There is no revision of future outlook due to this capital infusion. Please see " APLUS Announces Posting Extraordinary Losses and a Revision to the Forecast Results for the Fiscal Year Ending March 31 2007" released on January 16th 2007.

4. Policy for future dividend payments

・APLUS management principles on common and preferred dividend policy.

Our highest priority is to return to profitability in the next financial period and return to profitable growth thereafter. Our medium to long term objective is stable earnings growth at or exceeding historical levels. The policy for future dividend payments will take these priorities and objectives into consideration as well as the condition of our balance sheet, future business development opportunities, and the business environment in which we operate.

5. Equity finance over the past three years.

(1)Equity Finance

Date/Contents	Amount of Increase/Decrease Capital	Capital amount after increase/decrease	Note
September 29, 2004 【TPA: Common Share】	34,995 Million Yen	48,648 Million Yen	Put 17,497 Million yen into capital reserves within paid-in-capital
February 28, 2005 【TPA: Class D Preferred share】	98,000 Million Yen	169,148 Million Yen	Put 120,500 million yen Into capital, 120,500million yen into capital reserve within paid-in capital
February 28, 2005 【TPA: Class E Preferred share】	143,000 Million Yen		
March 28, 2005 【Decrease in capital and capital reserve】	Capital(154,148 Million Yen) Capital reserve(149,247Million Yen	15,000 Million Yen	Capital decrease 154,148 million yen, and decrease 109,306 million yen from capital reserve In order to offset with negative retained earning at general shareholders' meeting held on June, 2005

(2)Share price movements.

	Ended March 2004	Ended March 2005	Ended September 2005*	Ended March 2006	Ended March 2007*
Open	66 Yen	235 Yen	350 Yen	533 Yen	620 Yen
High	242 Yen	356 Yen	744 Yen	780 Yen	635 Yen
Low	64 Yen	168 Yen	320 Yen	420 Yen	152 Yen
Close	236 Yen	349 Yen	542 Yen	613 Yen	165 Yen

*6 month accounting period for September 2005

*As of March 22, 2007 for fiscal year ended March 2007

6. Subscriber

Name	Shinsei Bank, Limited
Headquarters	1-8 Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo 100-8501, Japan
Representatives	Representative Statutory Executive Officer, President, Chief Executive Officer, Thierry Porte Representative Statutory Executive Officer, Chairman, Junji Sugiyama
Capital	451.2 Billion yen (As of September 30, 2006)
Relationship	Parent company owning 69.0% of voting rights (as of September 30, 2006

7. Schedule of the Capital Increase (Plan)

March 23, 2007 Board of Directors Resolution

March 23, 2007 Offering Date

March 23, 2007 Sign-off of subscription contract

March 26, 2007 Payment date

INFORMATION SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Media Reports Regarding "Life Housing Loan"

Tokyo (Monday, March 26, 2007) - In response to certain media reports that Shinsei Bank, Limited ("Shinsei Bank") plans to sell its subsidiary, Life Housing Loan Co., Ltd ("Life Housing Loan"), Shinsei Bank announced today that no agreement has been reached or formalized in this respect.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank is available at
http://www.shinseibank.com/english/index.html.

For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Capital Infusion into APLUS Completed

Tokyo (Monday, March 26, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") confirmed that the infusion of 20 billion yen of capital into its subsidiary APLUS Co. Ltd. ("APLUS"), announced on March 23, 2007, was completed today. APLUS raised 20 billion yen through the issuance of preferred stock which was fully subscribed by Shinsei Bank. The Bank will also consider subscribing to any future additional issuances by APLUS to support its business growth.

APLUS is a key component of Shinsei Bank's strategic Consumer and Commercial Finance business pillar. It not only provides the Bank with an important platform to grow its consumer finance business but can also generate significant synergies with other areas of the Bank.

Shinsei Bank believes that the measures that APLUS has been taking in response to the challenging environment affecting the consumer finance sector will enable the subsidiary to return to profitability in fiscal year 2007 and to achieve profitable growth thereafter.

Shinsei Bank remains committed to providing APLUS with all the necessary financial, management and technical resources to support its business transformation.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

March 26, 2007

Company Name:	APLUS Co., Ltd.
Representative:	President Clark Graninger (Code: 8589 OSE First Section)
HeadOffice Address:	1-9, 4-chome, Minami-senba, Osaka City
Inquiry to:	Managing Executive Officer and Chief Finance Officer Satoshi Noguchi TEL (03)5229-3702(Direct)

Completion of Capital enhancement

APLUS Co., Ltd. ("APLUS") confirmed that the increase of 20 billion yen of capital, announced on March 23, 2007, through an allocation of Class F preferred shares fully subscribed by Shinsei Bank, Limited as described below, was completed today.

1. Description of the preferred share issuance

(1)	Type of security	Class F Preferred share
(2)	Number of shares offered	10,000,000 shares
(3)	Issue price	JPY 2,000 per share
(4)	Issue amount	20 billion yen
(5)	Increase paid in capital	10 billion yen
(6)	Increase capital surplus	10 billion yen
(7)	Subscriber and number of shares subscribed	Shinsei Bank, Limited 10,000,000 shares

2. Outstanding shares

Previous number of outstanding shares	373,010,777 shares
	(Capital before increase: 15 billion yen)
New preferred shares	10,000,000 shares
	(Capital increase: 10 billion yen)
The number of outstanding shares	383,010,777 shares
after the capital infusion	(Capital after increase: 25 billion yen)

3. Conversion Price

The conversion price is 199.3 yen.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
Code: 8303, TSE First Section

Cease and Desist Order from the Japan Fair Trade Commission and Improvement Measures by Shinsei Bank

Tokyo (Wednesday, March 28, 2007)--- Shinsei Bank, Limited ("Shinsei Bank") today received a cease and desist order from the Japan Fair Trade Commission ("JFTC") based on Article 6, Section 1 of the Act against Unjustifiable Premiums and Misleading Representations, for violating Article 4, Section 1 and Section 2 (Prohibition of misleading representations) regarding fliers distributed between August 2006 and October 2006 for "Powered Teiki Plus" (Please refer to attachment 1, Japanese only) , a time deposit offered by the Bank.

The fliers in question only printed one interest rate applicable at a certain strike rate regardless of the fact that there are cases where interest rates are lower than the one described in the fliers. The JFTC judged that, "the conditions of the time deposit are likely to be misunderstood by consumers in general to be much more favorable than actual conditions and thereby unjustly attract customers and inhibit fair competition."

We feel that our checking systems on advertisement representations were not working efficiently enough to reflect the consumers' point of view which was one of the causes for this incident. We deeply apologize for the disturbance caused to all those involved, including our customers.

The following are the measures already taken and measures to be implemented by the Bank.

(1) The violation in question has been eliminated as of December 4, 2006, and four types of strike rates and corresponding interest rates are now provided in our fliers. (Please refer to attachment 2, Japanese only)

(2) New fliers have been distributed as of January 2007, which describe benefits and

risks side by side on the front page of "Powered Teiki Plus". (Please refer to attachment 3, Japanese only)

(3) A written notice and apology will be promptly sent out to customers who invested in "Powered Teiki Plus".

(4) Measures to prevent similar representations will be taken and thorough understanding among employees will be ensured.

(5) We will continue to make efforts in reviewing our checking systems on advertisements. As additional measures to prevent a recurrence, a "Consumer Advertisement Monitoring Program" will be established (Please refer to attachment 4) in which Shinsei Bank advertisements will be overseen from the consumers' point of view.

Shinsei Bank takes this order as a grave and serious matter, and will strive to create easy-to-understand advertisement representations from the consumers' point of view.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



特別定期預金（仕組預金）

毎年円で好利息を受け取る定期預金

3年間 金利 年3.19%

(税引後 年2.552%)

パワード定期プラス

(特約設定レート後決めタイプ)

円・米ドルタイプ

3年もの

金利 年 **3.19%**

(税引後 年2.552%)

たとえば、1,000万円お預け入れの場合

毎年 お受取利息	約255,000円	(税引後)
3年間合計 お受取利息	約765,000円	(税引後)

- 元本は満期時に円または米ドルでお受け取り(いずれかの普通預金に入金)。
- 上記の例における特約設定レートは「基準レート＝116.40円」です。2006年8月14日現在の条件に基づいた金利であり、市場動向により異なります。
  また、一年ごとのお受取利息額は計算日数により、変動します。

預入金額 インターネット:50万円以上　新生パワーコール(お電話):250万円以上　店頭:250万円以上

注意事項	本預金は原則として中途解約できません。 当行がやむを得ないものと認め、中途解約に応じる場合、元本割れとなる場合があります。

Color your life　新生銀行

3年間、毎年円で好利息を受け取れ、満期金は円か米ドルで受け取る新タイプの定期預金。

POINT 1　毎年円で好利息をお受け取りいただける好金利の定期預金

期間は3年または5年。毎年の中間利払日には、お選びいただいた金利で利息を円でお受け取りいただけます。

お受取利息計算例(税引後)

	お預入金額	1年ごとのお受取利息(毎年)	3年間のお受取利息合計
3年もの	300万円	約76,000円	約229,000円
	500万円	約127,000円	約382,000円
	1,000万円	約255,000円	約765,000円

この他に5年ものもございます。

※左記の例における特約設定レートは「基準レート=116.40円」です。2006年8月14日現在の条件に基づいた金利であり、市場動向により異なります。また、一年ごとのお受取利息額は計算日数により、変動します。

※利息は、毎年の中間利払日および満期日に分割して支払われます。

POINT 2　満期時に元金を円または米ドルでお受け取り(いずれかの普通預金に入金)

満期日2営業日前の為替レートが特約設定レートと同じか円安の場合は円で、円高の場合は特約設定レートで米ドルに交換のうえ、元金のお受け取りとなります。

※商品イメージ図は、新生銀行の為替相場観を示すものではありません。お客さまのご判断でお申し込みください。
※外貨預金のお引き出しはできません。外貨建て送金には、別途送金手数料がかかります。



商品イメージ図
円安米ドル高
基準レート
特約設定レート
円高米ドル安
元金を円でお受け取り
元金を円でお受け取り
元金を米ドルでお受取り
預入日の東京時間午後3時
特約判定日(満期日の2営業日前)の東京時間午後3時

ご参考　米ドル為替レートの推移

お申し込みの際は過去の為替レートの推移をご確認のうえ、お申し込みいただくことをおすすめいたします。



(米ドル/円)
為替レート(米ドル-円)の推移
過去約20年間の平均値 1米ドル=122.74円
250
200
150
100
50
1986年1月
1990年1月
1995年1月
2000年1月
2005年1月

右のグラフは過去の実績を示すものであり、将来を予測するものでも、当行の為替相場観を示すものでもありません。(出所:ブルームバーグ)

注意事項	本預金は原則として中途解約できません。 当行がやむを得ないものと認め、中途解約に応じる場合、元本割れとなる場合があります。

【パワード定期プラス(特約設定レート後決めタイプ)について】■パワード定期プラスは通貨オプションを内包しており、満期日の2営業日前の東京時間午後3時の円-米ドルの為替レートが特約設定レートと同じか円安の場合、円で元金のお受け取り、円高の場合、円の元金を特約設定レートで米ドルに交換のうえでお受け取りとなり、それぞれの円普通預金、外貨普通預金に入金されます。また、満期日以降は該当通貨の普通預金店頭表示金利が適用されます。■当行所定の条件(金利・期間・設定レートの組み合わせ)をお選びいただけます。期間は3年または5年となります。■特約設定レートは「基準レート」「基準レート-5円」「基準レート-7.5円」「基準レート-10円」の中からお選びいただけます。特約設定レートおよび適用金利は、後日送付される「確認書」でご確認いただきます。■特約設定レートの基準レートは設定日の当日、東京時間の午後3時に決定されます。■本預金の中途解約は原則できません。当行がやむを得ないものと認め、満期前解約に応じる場合、満期前解約に伴い発生する解約日から満期日までの本預金の再構築額およびそれに伴う費用を当行所定の計算により算出した金額を元本から差し引いたうえで、同口座の円普通預金へ入金します。この場合、当初預入金額を下回り、元本割れが生じる可能性があります。■満期時に米ドルでお受け取りとなり、その後円転する場合は、為替手数料(原則として片道1円・2006年8月14日現在のものであり、将来変更となる場合があります。)を含む当行TTBレート(外貨から円貨への換算相場)が適用されます。このため、外貨でお受け取りとなった以降、為替変動がなかった場合でもお受け取り金額は、外貨に交換された円の元金を下回ることがあります。■外貨でのお受け取りとなり、その後円転した場合、その為替相場によっては為替差損が生じ、当初元本を割り込む可能性があります。■満期時に外貨での元金お受け取りとなった場合、預金保険の対象ではなくなります。■上記金利・利息は2006年8月14日現在、「特約設定レート=基準レート=116.40円」の場合の条件を基に算出しています。金利および設定レートは市場動向により変動します。■店頭に説明書をご用意しています。



毎年しっかり円の好利息を受け取りたい。
そんなご要望にお応えする「パワード定期プラス」。
資産運用の入門編としておすすめの定期預金です。

Color your life

新生銀行

新生パワーコール 0120-456-860 [24時間365日 お気軽にどうぞ]

www.shinseibank.com

2006-8



満期金は円または米ドルで受け取る仕組預金

3年間 金利 年3.02%

(税引後 年2.416%)

パワード定期プラス

(特約設定レート後決めタイプ)

期間限定 **今ならボーナス利息をプレゼント! 詳しくは裏面へ。**
[2006年12月8日(金)～2007年2月1日(木)まで]

元本は満期時に円または米ドルでお受け取り

(満期時の為替レートにより、当行が受け取り通貨を判定し、いずれかの普通預金に入金します。)

円・米ドルタイプ

3年もの

金利 年3.02% (税引後 年2.416%)

<満期後は円または米ドル普通預金店頭表示金利となります>

金利は2006年10月2日現在、「特約設定レート＝基準レート＝118.33円」の場合。特約設定レートは原則として「基準レート」「基準レート －5円」「基準レート －7.5円」「基準レート －10円」からお選びいただけます。また、特約設定レートにより金利が変わります。(特約設定レート＝基準レート －10円＝108.33円の場合、金利は 年1.04%(税引後 年0.832%)となります。)

詳しくは裏面をご覧ください。

- ●満期時のお受け取り通貨は、満期日の2営業日前の実勢為替レートに基づき当行が判定いたします。詳しくは裏面をご覧ください。
- ●米ドル普通預金に入金となった場合、その後円転する場合は、為替レートの変動により米ドルに交換された円の元金を下回り、元本割れとなることがあります。
- ●米ドル普通預金に入金となった場合、その後円転する場合は、為替手数料(原則として片道1円)を含む当行TTBレート(外貨から円貨への換算相場)が適用されるため為替レートの変動がなかった場合でも、米ドルに交換された円の元金を下回り、元本割れとなることがあります。
- ●金利は2006年10月2日現在、「特約設定レート＝基準レート＝118.33円」の場合であり、市場動向等により毎日変動します。

預入金額 インターネット:50万円以上　新生パワーコール(お電話):250万円以上　店頭:250万円以上

注意事項	本預金は原則として中途解約できません。 当行がやむを得ないものと認め、中途解約に応じる場合、元本割れとなる場合があります。 また、市場の環境等によっては大きく元本割れする可能性もあります。

Color your life　新生銀行

3年間、毎年円で利息を受け取れ、
満期金は円か米ドルで受け取る新タイプの仕組預金。

POINT 1 毎年円で利息をお受け取りいただける仕組預金

期間は3年または5年。毎年の中間利払日には、お選びいただいた金利で計算した利息を円でお受け取りいただけます。

3年もの金利・受取利息(税引後)例　(500万円預入の場合)

特約設定レート	基準レート(118.33円)	基準レート −5円(113.33円)	基準レート −7.5円(110.83円)	基準レート −10円(108.33円)
金　利	年3.02% (税引後 年2.416%)	年1.89% (税引後 年1.512%)	年1.46% (税引後 年1.168%)	年1.04% (税引後 年0.832%)
毎年のお受取利息(税引後)	約120,800円	約75,600円	約58,400円	約41,600円

※金利・利息は2006年10月2日現在の条件に基づいたものであり、市場動向により毎日変動します。また、1年ごとのお受取利息は計算日数により変動します。
※特約設定レートは原則として上記4つの条件よりお客さまがお選びいただけます。
※3年ものの他に5年ものもございます(条件・金利は異なります)。

期間限定

● 今ならボーナス利息をプレゼント! キャンペーン期間 2006年12月8日(金)〜2007年2月1日(木)まで

期間中、パワード定期プラスにお預け入れいただくと、後日(預入日より約1〜2ヵ月後)ボーナス利息(特別利息)をプレゼントいたします。

⚠ 店頭・コールセンターの場合2007年2月1日13:30受付完了分まで、インターネットの場合同日14:00受付完了分までが対象となります。お時間にはご余裕をもってお申し込みください。

お預入金額	約1〜2ヵ月後の特別利息
300万円	約3,000円
500万円	約5,000円
1,000万円	約10,000円

POINT 2 満期時に元金は円または米ドルの普通預金に入金

満期日2営業日前の為替レートが特約設定レートと同じか円安の場合は円で、円高の場合は特約設定レートで米ドルに交換のうえ、元金のお受け取りとなります(当行が判定いたします)。

商品イメージ図



円安米ドル高
基準レート
特約設定レート
円高米ドル安
元金を円でお受け取り
元金を円でお受け取り
元金を米ドルでお受取り
預入日の東京時間午後3時
特約判定日(満期日の2営業日前)の東京時間午後3時

※商品イメージ図は、新生銀行の為替相場観を示すものではありません。お客さまのご判断でお申し込みください。

- 米ドル普通預金に入金となった場合、その後円転する場合は、為替レートの変動により米ドルに交換された円の元金を下回り、元本割れとなることがあります。
- 米ドル普通預金に入金となった場合、その後円転する場合は、為替手数料(原則として片道1円)を含む当行TTBレート(外貨から円貨への換算相場)が適用されるため為替レートの変動がなかった場合でも、米ドルに交換された円の元金を下回り、元本割れとなることがあります。
- 外貨現金のお引き出しはできません。外貨建て送金には、別途送金手数料がかかります。

注意事項 本預金は原則として中途解約できません。当行がやむを得ないものと認め、中途解約に応じる場合、元本割れとなる場合があります。また、市場の環境等によっては大きく元本割れする可能性もあります。申し込みにあたっては、余裕資金を充当いただき、自己の資金繰り等に重大な支障をきたさないことをご確認ください。

【パワード定期プラス(特約設定レート後決めタイプ)について】■パワード定期プラスは通貨オプションを内包しており、満期日の2営業日前の東京時間午後3時の円-米ドルの為替レートが特約設定レートと同じか円安の場合、円で元金のお受け取り、円高の場合、円の元金を特約設定レートで米ドルに交換のうえでお受け取りとなり、それぞれの円普通預金、外貨普通預金に入金されます。■当行所定の条件(金利・期間・設定レートの組み合わせ)をお選びいただけます。期間は3年または5年となります。■特約設定レートは原則として「基準レート」「基準レート −5円」「基準レート −7.5円」「基準レート −10円」の中からお選びいただけます。特約設定レートおよび適用金利は、後日送付される「確認書」でご確認いただけます。■特約設定レートの基準レートは設定日の当日、東京時間の午後3時に決定されます。■本預金の中途解約は原則できません。当行がやむを得ないものと認め、満期前解約に応じる場合、満期前解約に伴い発生する解約日から最終満期日までの本預金の再構築額およびそれに伴う費用を当行所定の計算により算出した金額を元本から差し引いたうえで、同口座の円普通預金へ入金します。この場合、当初預入金額を下回り、元本割れが生じる可能性があります。■満期時に米ドルでお受け取りとなり、その後円転する場合は、為替手数料(原則として片道1円・2006年10月2日現在のものであり、将来変更となる場合があります。)を含む当行TTBレート(外貨から円貨への換算相場)が適用されます。このため、外貨でお受け取りとなった以降、為替変動がなかった場合でもお受け取り金額は、外貨に交換された円の元金を下回ることがあります。■外貨でのお受け取りとなり、その後円転した場合、その為替相場によっては為替差損が生じ、当初元本を割り込む可能性があります。■満期時に外貨での元金お受け取りとなった場合、預金保険の対象ではなくなります。■満期日以降、元金は円普通預金または米ドル普通預金に入金となり、それぞれの普通預金店頭表示金利が適用されます。■外貨現金でのお引き出しはできません。外貨建て送金には、別途手数料がかかります。■店頭に説明書をご用意しています。※金利は2006年10月2日現在のものであり、市場動向等により毎日変動します。【ボーナス利息(特別利息)について】店頭・コールセンターの場合2006年12月8日から2007年2月1日13:30まで、インターネットの場合同日14:00までに、パワード定期プラスをご設定いただくと、通常の適用利率のほかに募集期間最終日の翌営業日から1ヵ月後の応当日までの1ヵ月間のみに対して、年1.5%(税引後 年1.2%)の特別金利を別途適用します。1年を12ヵ月とする月割計算した特別利息を預入日から約1ヵ月経過後以降の当行所定の日に支払います。特別利息の支払前に解約された場合は、特別利息をお受け取りいただけません。

———以上は、パワーフレックス口座をお持ちの個人のお客さまがご利用いただけます。

Color your life 新生銀行

新生パワーコール 0120-456-860 [24時間365日 お気軽にどうぞ]

www.shinseibank.com

2006-12



満期金が満期時の為替レートにより円または米ドルとなる仕組預金

3年間 金利 年2.88%

(税引後 年2.304%)

パワード定期プラス

(特約設定レート後決めタイプ)

円・米ドルタイプ

3年もの 金利 年 **2.88%** (税引後 年2.304%)

<満期後は円または米ドル普通預金店頭表示金利が適用され、上記金利は適用されません>

左記の金利は2006年12月11日現在の「特約設定レート(満期時に受取通貨を判定する為替レート)＝基準レート＝116.70円」の場合、特約設定レートは、例えば下記の通り複数の条件の中からお選びいただけます。その場合、適用金利は異なります。

特約設定レート	基準レート (116.70円)	基準レート −5円 (111.70円)	基準レート −7.5円 (109.20円)
金利	年2.88% (税引後 年2.304%)	年1.80% (税引後 年1.44%)	年1.39% (税引後 年1.112%)

満期金を円でお受け取りになる可能性が高くなります

商品の特長

満期金は満期時に円または米ドルでお受け取りとなります。

(満期時の為替レートにより、当行が受け取り通貨を判定し、いずれかの普通預金に入金します。)

利息は円で確定、しかも満期まで1年ごとにお受け取りいただけます。

●金利および基準レートは2006年12月11日現在のものであり、市場動向等により毎日変動します。

おすすめポイント

1. 確定した「円」の利息を、満期まで毎年受け取れます。
2. 満期時の為替レートが特約設定レートより円安であれば、満期金を円でお受け取りいただきますので、為替差損が発生しません。
3. 満期時の受け取り通貨が外貨預金とならない限り、預金保険の対象となります。
4. 米ドルに交換される場合、特約設定レートで交換されるため為替手数料はかかりません。



ご注意いただくポイント

1. 満期時の為替レートが特約設定レートより円高になった場合、満期金は「米ドル」でお受け取りいただきます(米ドル普通預金に入金)。
2. 満期金が「米ドル」でのお受け取りとなった場合、その後円転する際は、為替レートの変動により米ドルに交換された円の元金を下回り、元本割れとなることがあります。また為替レートの変動がなかった場合でも、為替手数料(原則として片道1円)を含む当行TTBレート(外貨から円貨への換算相場)が適用されるため、米ドルに交換された円の元金を下回り、元本割れとなることがあります。
3. 為替レートがお預け入れ時より円安になった場合でも、為替差益を得ることはできません。
4. 原則として中途解約できません。中途解約された場合、元本割れとなることがあります。また、市場の環境等によっては大きく元本割れする可能性もあります。

預入金額 インターネット:50万円以上　新生パワーコール(お電話):250万円以上　店頭:250万円以上

商品の内容を十分にご理解いただき、余裕資金でお申し込みください。

Color your life 新生銀行

3年もの金利・受取利息(税引後)例 (500万円預入の場合)

特約設定レート	基準レート(116.70円)	基準レート −5円(111.70円)	基準レート −7.5円(109.20円)
金 利	年2.88%(税引後 年2.304%)	年1.80%(税引後 年1.44%)	年1.39%(税引後 年1.112%)
毎年のお受取利息(税引後)	約115,200円	約72,000円	約55,600円

※金利・利息は2006年12月11日現在の条件に基づいたものであり、市場動向により毎日変動します。また、1年ごとのお受取利息は計算日数により変動します。
※特約設定レートは複数の条件よりお客さまがお選びいただけます。
※3年ものの他に5年ものもございます(条件・金利は異なります)。

満期時のお受け取り通貨について

元金の受け取りイメージ

満期日2営業日前の為替レートが特約設定レートと同じか円安の場合は円で、円高の場合は特約設定レートで米ドルに交換のうえ、満期金をお受け取りいただきます(当行が判定し、いずれかの普通預金に入金します)。



商品イメージ図
円安米ドル高
基準レート
特約設定レート
円高米ドル安
満期金を円でお受け取り
満期金を円でお受け取り
満期金を米ドルでお受取り
預入日の東京時間午後3時
特約判定日(満期日の2営業日前)の東京時間午後3時

※商品イメージ図は、新生銀行の為替相場観を示すものではありません。お客さまのご判断でお申し込みください。

- 満期金が「米ドル」でのお受け取りとなった場合、その後円転する際は、為替レートの変動により米ドルに交換された円の元金を下回り、元本割れとなることがあります。
- 満期金が「米ドル」でのお受け取りとなった場合、その後円転する際は、為替手数料(原則として片道1円)を含む当行TTBレート(外貨から円貨への換算相場)が適用されるため為替レートの変動がなかった場合でも、米ドルに交換された円の元金を下回り、元本割れとなることがあります。
- 外貨現金のお引き出しはできません。外貨建て送金には、別途送金手数料がかかります。

元金を米ドルで受け取った場合のリスクについて

例えば預入金額500万円、特約設定レート＝基準レート(116.70円)で設定し、満期時の為替レートが1米ドル＝110円だった場合、米ドル普通預金に入金された元金をすぐに円に交換(TTB＝109円)すると、お受け取り金額は約467万円となります。

預入元金	1米ドル=116.70円で米ドルに交換	満期時の為替レー、TTB=109円で円に引換
500万円	→ 約42,844.90米ドル	→ 約467万円

中途解約時の思わぬ出費にご注意ください

本預金は原則として中途解約できません。ただし、当行がやむを得ないものと認め中途解約をお受けした場合、中途解約日から満期日までの期間に対応する同条件の預金を新たに調達(再構築)する必要があります。その場合、必要となる中途解約時点の市場価格で計算された再構築額とそれに伴う費用を、損害金としてお客さまにご負担いただきます。再構築額は主に以下の点から算出されます。

❶ 中途解約時の通貨オプションの価値
❷ この預金の適用金利と中途解約時の残存期間に対応する(預入通貨の)市場金利との差

<損害金イメージ図>



元本
損害金
元本割れ
損害金
❷市場金利との差の評価
❶中途解約時の通貨オプション評価

※一般的に、為替通貨が預入通貨高になればなるほど、またはお預け入れからの経過期間が短いほど、損害金は高くなる関係にあります。
※現在の金利水準(2006年12月11日現在)では、預入後すぐの中途解約であっても再構築に伴う費用として、3年もので元本の6%程度、5年もので元本の9%程度の損害金が発生すると見込まれます。なお、市場動向等により損害金は前記以上の水準になる可能性もあります。

【パワード定期プラス(特約設定レート後決めタイプ)について】■パワード定期プラスは通貨オプションを内包しており、満期日の2営業日前の東京時間午後3時の円-米ドルの為替レートが特約設定レートと同じか円安の場合、円で元金のお受け取り、円高の場合、円の元金を特約設定レートで米ドルに交換のうえでお受け取りとなり、それぞれの円普通預金、外貨普通預金に入金されます。■当行所定の条件(金利・期間・設定レートの組み合わせ)をお選びいただけます。期間は3年または5年となります。■特約設定レートは複数の条件の中からお選びいただけます。特約設定レートおよび適用金利は、後日送付される「確認書」でご確認いただけます。■特約設定レートの基準レートは設定日の当日、東京時間の午後3時に決定されます。■本預金の中途解約は原則できません。当行がやむを得ないものと認め、満期前解約に応じる場合、満期前解約に伴い発生する解約日から最終満期日までの本預金の再構築額およびそれに伴う費用を当行所定の計算により算出した金額を元本から差し引いたうえで、同口座の円普通預金へ入金します。この場合、当初預入金額を下回り、元本割れが生じる可能性があります。■満期時に米ドルでお受け取りとなり、その後円転する場合は、為替手数料(原則として片道1円・2006年12月11日現在のものであり、将来変更となる場合があります。)を含む当行TTBレート(外貨から円貨への換算相場)が適用されます。このため、外貨でお受け取りとなった以降、為替変動がなかった場合でもお受け取り金額は、外貨に交換された円の元金を下回ることがあります。■外貨でのお受け取りとなり、その後円転した場合、その為替相場によっては為替差損が生じ、当初元本を割り込む可能性があります。■満期時に外貨での元金お受け取りとなった場合、預金保険の対象ではなくなります。■満期日以降、元金は円普通預金または米ドル普通預金に入金となり、それぞれの普通預金店頭表示金利が適用されます。■外貨現金でのお引き出しはできません。外貨建て送金には、別途手数料がかかります。■店頭に説明書をご用意しています。※金利は2006年12月11日現在のものであり、市場動向等により毎日変動します。

ーーーー以上は、パワーフレックス口座をお持ちの個人のお客さまがご利用いただけます。

2007-1

Attachment 4

Establishment of "Consumer Advertisement Monitoring Program"

Shinsei Bank ("the Bank") will establish a "Consumer Advertisement Monitoring Program", where consumers will check the Bank's advertisements before and after developing such advertisements. The program will be organized as follows:

1. Advertisement monitoring

About 200 general consumers will be appointed as monitors for 6 months or 1 year to oversee the Bank's advertisements on a regular basis currently running or to be newly run. Their comments will be reflected in the creation and improvement of these advertisements. The survey will be conducted mainly through the website where monitors will answer questions about products and representations which will include open questions. Since monitors will be continually checking the advertisements for 6 months or 1 year, comments to help improve the Bank's advertisements are expected. This program is scheduled to start from April, 2007.

2. Group interview for advertisement monitoring

In the past, group interviews were held at random timings such as just before campaigns. Going forward, groups of 5 or 6 people will be selected every 3 months from the general public and Bank's customer base, where they will meet to discuss new and existing advertisements which will then be reflected in the creation and improvement of advertisements.

This is different from the previously explained "Advertisement monitoring", as we think this discussion style program with general consumers and the Bank's customers will enable our advertisements to be checked and reviewed from various perspectives. This program was started in March, 2007 and the 1st session has already been held.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Friday, March 30, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes:

1. Organizational Changes

(1) Institutional Banking Group
Real Estate Finance Division ("REFD") and Real Estate Business Division ("REBD") will be newly established in the Real Estate Finance Sub-Group. REFD shall mainly be in charge of the origination of real estate non-recourse loan transactions. REBD shall cover the corporate clients in real estate and construction industries as Relationship Managers.

(2) Risk Management Group
Operational Risk Management Division ("ORMD") will be established in the Risk Management Group as the division which will manage the Bank's operational risk in an integrative and professional way as well as promote it sophisticatedly. This is aimed to further enhance the Bank's internal control system.

2. Effective Date
April 1, 2007

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

[Annex A]

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS

Status Exchange Report dated January 9, 2007
A status change report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's holdings of interest of e-Revolution Co., Ltd.

Status Exchange Report dated January 10, 2007
A status change report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's holdings of interest of e-Revolution Co., Ltd.

Status Exchange Report dated January 11, 2007
A status change report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's holdings of interest of e-Revolution Co., Ltd.

Status Exchange Report dated January 17, 2007
A status change report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's holdings of interest of e-Revolution Co., Ltd.

Status Exchange Report dated January 18, 2007
A status change report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's holdings of interest of e-Revolution Co., Ltd.

Status Exchange Report dated February 19, 2007
A status change report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's holdings of interest of The Daito Bank, Ltd.

Corporate Governance Report dated March 22, 2007
A corporate governance report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with the change of Statutory Executive Officers.

Amendment Report on Securities Report dated March 23, 2007
An amendment report on securities report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment report on Securities Report thereto was filed in connection with submitting Securities Report for the period from April 1, 2005 to March 2006.

Status Exchange Report dated March 26, 2007
A status change report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's holdings of interest in APLUS Co., Ltd.

Status Exchange Report dated April 2, 2007
A status change report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's holdings of interest of e-Revolution Co., Ltd.

END